 As filed with the Securities and Exchange Commission on February 3, 1999

                                                 Registration No. 333-71559
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ---------------

                              AMENDMENT NO. 1

                                    TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                                ---------------
                           KNIGHT/TRIMARK GROUP, INC.
             (Exact name of Registrant as specified in its charter)

                                ---------------
       Delaware                       6211                  52-2096335

   (State or other      (Primary Standard Industrial     (I.R.S. Employer
    jurisdiction         Classification Code Number)   Identification Number)
   of incorporation
   or organization)


                          Newport Tower, 29th Floor
                          525 Washington Boulevard
                        Jersey City, New Jersey 07310
                                (201) 222-9400
 (Address, including zip code, and telephone number, including area code, of
                  Registrant's principal executive offices)

                                ---------------

                           Michael T. Dorsey, Esq.
                  Senior Vice President and General Counsel
                         Knight/Trimark Group, Inc.
                          Newport Tower, 29th Floor
                           525 Washington Boulevard
                        Jersey City, New Jersey 07310
                                (201) 222-9400
(Name, address, including zip code, and telephone number, including area code, of agent for service)

                                ---------------
                                   Copies to:
         Matthew J. Mallow, Esq.                  Alexander D. Lynch, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP             Babak Yaghmaie, Esq.
           919  Third Avenue                   Brobeck, Phleger & Harrison LLP
       New York, New York 10022                   1633 Broadway, 47th Floor
            (212) 735-3000                        New York, New York 10019
                                                       (212) 581-1600

                                ---------------
  Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

  The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an +
+offer to sell securities, and we are not soliciting offers to buy these       +
+securities, in any state where the offer or sale is not permitted.            +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

               SUBJECT TO COMPLETION, DATED FEBRUARY 3, 1999

                      [LOGO] KNIGHT TRIMARK GROUP, INC.


                                9,000,000 Shares

                              Class A Common Stock

   Knight/Trimark Group, Inc. is offering 2,374,855 shares of its Class A Common Stock and the selling stockholders are selling an additional 6,625,145 shares. Knight/Trimark Group, Inc. will not receive any of the proceeds from the sale of shares by the selling stockholders. Knight/Trimark Group, Inc.'s Class A Common Stock is traded in the Nasdaq National Market under the symbol "NITE." The last reported sale price of the Class A Common Stock on the Nasdaq National Market on February 2, 1999 was $45.44 per share.

                                ---------------

             Investing in our Class A Common Stock involves risks.
                    See "Risk Factors" beginning on page 8.

                                ---------------

                                                                  Per
                                                                 Share   Total
                                                                 ------ -------
Public Offering Price........................................... $      $
Underwriting Discounts and Commissions.......................... $      $
Proceeds to the Company......................................... $      $
Proceeds to the Selling Stockholders............................ $      $

   The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

   Certain selling stockholders have granted the underwriters a 30-day option to purchase up to an additional 1,350,000 shares of Class A Common Stock to cover over-allotments. BancBoston Robertson Stephens Inc. expects to deliver
the shares of Class A Common Stock to purchasers on    , 1999.

                                ---------------

BancBoston Robertson Stephens                               Merrill Lynch & Co.

                                ---------------


PaineWebber Incorporated

                  ABN AMRO Rothschild
                  a division of ABN AMRO Incorporated

                                                            Southwest Securities

                  The date of this Prospectus is       , 1999.

    You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our Class A Common Stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our Class A Common Stock. In this prospectus, references to the "Company," "Knight/Trimark," "we," "us" and "our" refer to Knight/Trimark Group, Inc. and its subsidiaries. Any reference to "Knight" refers to Knight Securities, Inc. or Knight Securities, L.P., as appropriate, and any reference to "Trimark" refers to Trimark Securities, Inc. or Trimark Securities, L.P., as appropriate.

                             ---------------------

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Summary..................................................................   3
Risk Factors.............................................................   8
Use of Proceeds..........................................................  22
Price Range of Class A Common Stock......................................  22
Dividend Policy..........................................................  22
Capitalization...........................................................  23
Selected Consolidated Financial Data.....................................  24
Management's Discussion and Analysis of Financial Condition and Results
  of Operations..........................................................  25
Business.................................................................  37
Management...............................................................  50
Certain Transactions.....................................................  59
Principal and Selling Stockholders.......................................  64
Description of Capital Stock.............................................  66
Shares Eligible for Future Sale..........................................  68
Underwriting.............................................................  70
Legal Matters............................................................  72
Experts..................................................................  72
Additional Information...................................................  72
Index to Consolidated Financial Statements............................... F-1

                             ---------------------

    We own or have rights to trademarks or trade names that we use in conjunction with the sale of our services. Knight/Trimark, Knight, Trimark, e.Knight and eKnight are trademarks that are owned by us. This prospectus also makes reference to trademarks of other companies.

                                    SUMMARY

    Because this is only a summary, it does not contain all the information that may be important to you. You should read the entire Prospectus, especially "Risk Factors" and the Consolidated Financial Statements and the Notes, before deciding to invest in shares of our Class A Common Stock.

    This prospectus contains forward-looking statements based on our current expectations, assumptions, estimates and projections about our company and our industry. These forward-looking statements involve risks and uncertainties. Our actual results could differ materially from those anticipated in such forward-looking statements as a result of certain factors, as more fully described in this section and elsewhere in this prospectus. We undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

                                  Our Business

    We are the leading market maker in Nasdaq securities and in the Third Market, which is the over-the-counter (OTC) market in exchange-listed equity securities, primarily those listed on the New York Stock Exchange (NYSE) and the American Stock Exchange (AMEX). We have attained this leadership position by providing best execution services to broker-dealer and institutional customers through our sophisticated trading systems and proprietary methods. Through our wholly-owned subsidiary, Knight, we make markets in approximately 6,700 equity securities in Nasdaq and on the OTC Bulletin Board of the National Association of Securities Dealers, Inc. (NASD). Through our wholly-owned subsidiary, Trimark, we make markets in all NYSE- and AMEX-listed equity securities in the Third Market.

    Since our inception in 1995, we have significantly increased our market share of trading volume in the markets in which we participate:

  . Based on data from the AutEx Group (AutEx), a widely recognized industry reporting service that provides daily trading volume and market share statistics for broker-dealer market makers, Knight achieved a #1 market share ranking of advertised volume in Nasdaq in February 1998. Additionally, Knight has further increased its volumes and its market share since that time. The advertised volume of Nasdaq shares traded by Knight increased from 614.7 million shares in January 1997 to 3.2 billion shares in December 1998. During the same period, Knight's market share more than tripled from 4.4% (or a rank of 6th overall) to 15.6%.

  . According to the NASD, Trimark has held the #1 market share ranking in the trading of NYSE-listed securities for over two years. Additionally, Trimark has increased its volumes and its market share over the same period. Trimark's trading volume of NYSE-listed securities has increased from 234.3 million shares in January 1997 to 644.0 million shares in December 1998. During the same period, Trimark's market share approximately doubled from 21.2% to 40.4%.

  . According to the NASD, Trimark has also held the #1 market share ranking in the trading of AMEX-listed securities for over two years. Additionally, Trimark has further increased its volumes and its market share over the same period. Trimark's trading volume of AMEX-listed securities has increased from 40.3 million shares in January 1997 to 65.7 million shares in December 1998. During this same period, Trimark increased its market share from 51.4% to 61.7%.

                                  Our Industry

    In recent years, the U.S. market for equity securities has experienced dramatic growth. This growth is evidenced by the trading volumes in the Nasdaq, NYSE and AMEX markets, as well as trading volume in the Third Market:

  . The average daily volume of securities traded in Nasdaq increased from
    225.0 million shares in December 1992 to 867.1 million shares in December 1998.

  . The average daily volume of securities traded on the NYSE increased from
    222.2 million shares in December 1992 to 692.8 million shares in December 1998.

  . The average daily volume of securities traded on the AMEX increased from
    14.2 million shares in December 1992 to 40.2 million shares in December
    1998.

    The trading volume growth in all of these markets is driven by many factors, including:

  . increased cash flows into equity-based mutual funds;

  . historic high returns in U.S. equity markets;

  . the emergence and rapid growth of on-line discount brokers;

  . technological innovations, such as the emergence of the Internet; and

  . reduced transaction costs.

    Since early 1997, average spreads between bid and ask prices have declined significantly as a result of changes in regulations governing the securities market and, to a lesser extent, the quoting of securities prices in sixteenths rather than eighths of a dollar. As a result, we believe that traditional brokerage firms are increasingly focusing on their core competencies and are outsourcing their market-making functions to independent market makers, which are capturing increased market share.

  . According to AutEx, in December 1998, the three largest independent market makers represented a combined market share of 28% of the trading volumes of OTC equity securities, up from 17% in March 1997.

  . According to the NASD, in December 1998, the three largest Third Market trading firms represented a combined market share of 56% of the Third Market volume in NYSE equity securities compared to 42% in June 1997. According to the NASD, the three largest Third Market trading firms in AMEX-listed securities represented a combined market share of 59% in December 1998 compared to 55% in June 1997.

    While large trading volumes have provided market makers with an opportunity to spread fixed costs over a larger number of trades, net profits per trade have declined. As a result, market makers are seeking new trading methodologies to identify and take advantage of the profit opportunities represented by each trade. These market makers also seek to increase order flow in an effort to increase the number of trades they handle, which, in turn will provide them with increased trading profit opportunities. To succeed, these market makers require sophisticated trading methodologies, computerized trading systems and risk management practices that can handle increased order flow while maintaining low costs per trade. They also need personnel with the requisite expertise to deliver superior trade execution and customer service.

                                  Our Solution

    We provide "best execution" services to our broker-dealer and institutional customers. Pursuant to the NASD Conduct Rules, best execution requires broker-dealers to buy and sell securities in a manner that provides their customers with a price as favorable as possible under prevailing market conditions. Through our sophisticated trading systems and proprietary trading practices, we are committed to providing a value-added execution methodology that emphasizes automated execution and rule compliance, real-time information access by customers, and pricing plus liquidity advantages based upon our willingness to commit our capital. The main elements of our solution include:

  . A variety of best execution practices that are designed to provide our customers with significantly enhanced liquidity.

  . Significant investments in technology to enable the efficient processing of large volumes of order flow, without diminishing speed of execution. Our combined systems currently are designed to process up to 650,000 trades per day, and in December 1998, handled a combined average of 245,000 trades per day. The Company executed a record number of trades, over 400,000, on January 11, 1999.

  . A trading methodology focused on the dynamic, real-time analysis of market activity and price movements. This enables us to manage risk better and quickly adjust our trading strategy in an effort to maximize our trading profits.

  . Providing the highest quality customer service. We believe that our highly skilled, experienced and entrepreneurial workforce can effectively address the needs of our customers.

                                  Our Strategy

    Our goal is to maintain and enhance our leadership position in the market-making industry by:

  . continuing to invest in leading technologies to ensure that we have the capability to process greater volumes of order flow while complying with regulatory requirements;

  . increasing order flow to enhance our position as a leading market maker, to create additional profit opportunities, and to achieve further economies of scale;

  . accelerating our penetration of the market for institutional investors, which we believe provides an opportunity for growth and offers higher profit margins;

  . investing in human capital, by aggressively recruiting and retaining high caliber personnel to deliver best execution and high quality customer service;

  . increasing our international presence by establishing a London-based institutional sales subsidiary; and

  . developing new services that address evolving customer and technological needs to establish new customer relationships.

                                 Our Customers

    Our target customers are national and regional full-service broker-dealers, on-line discount brokers and institutional investors. Certain of our broker-dealer customers include Ameritrade, Brown & Company, Discover Brokerage Direct, E*TRADE Securities, Merrill Lynch, PaineWebber and Waterhouse Securities. We also currently have over 500 institutional customers and we are actively marketing to gain new full service broker-dealer, on-line discount broker and institutional customers. Our marketing strategy is to continue to differentiate ourselves from our competitors by enhancing our reputation as the provider of high quality execution solutions and superior customer service.

                                  Our History

    We were organized under Delaware law in April 1998 to succeed to the business of Roundtable Partners, L.L.C. Concurrent with the consummation of our initial public offering in July 1998, all of the limited liability company member interests in Roundtable Partners were exchanged for shares of our Class A and Class B Common Stock. In addition, certain members of Roundtable Partners, including our management, elected to receive additional shares of our Class A Common Stock instead of a cash distribution of their share of undistributed profits of Roundtable Partners. Other members of Roundtable Partners elected to receive a cash distribution, in the aggregate amount of $21,977,097, of their share of undistributed profits of Roundtable Partners. Pursuant to the terms of Roundtable Partners' limited liability company agreement, our broker-dealer owners shared our profits in proportion to their equity interest and the quantity of order flow they directed to us. This arrangement was discontinued upon the consummation of our initial public offering. While we believe that we will continue to receive significant order flow from our broker-dealer owners, based on the high quality execution services we provide, the broker-dealer owners no longer receive any special inducement to provide us with order flow and are not contractually or otherwise obligated to provide us with their order flow. For the period from January 1, 1998 to June 30, 1998, the period before our initial public offering, order flow from our broker-dealer owners represented 41.0% of our total order flow. For the period July 1, 1998 to December 31, 1998, order flow from our broker-dealer owners represented 40.4% of our total order flow. See "Risk Factors-- Risks Associated with Recent Change in Our Ownership Structure," "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Overview" and "Certain Transactions."

      Our principal executive offices are located at Newport Tower, 29th Floor, 525 Washington Boulevard, Jersey City, New Jersey 07310 and our telephone number is (201) 222-9400.

                                  The Offering

 Class A Common Stock Offered by the Company...............  2,374,855 shares
 Class A Common Stock Offered by the Selling Stockholders..  6,625,145 shares
 Common Stock to be Outstanding after the Offering:
        Class A Common Stock............................... 52,337,039 shares
        Class B Common Stock...............................  3,042,698 shares
            Total.......................................... 55,379,737 shares (1)
 Use of Proceeds........................................... To support the growth of our market making
                                                            business. See "Use of
                                                            Proceeds."
 Nasdaq National Market Symbol............................. NITE

--------
(1) Does not include outstanding options to purchase a total of approximately 5,120,000 shares of Class A Common Stock at a weighted average exercise price of $14.48 per share and an additional 2,289,500 shares reserved for future grants under our stock option plans.

               Summary Consolidated Financial and Operating Data
                (in thousands, except share and per share data)

                         Period from
                           March 27
                           through                                      Three Months Ended
                         December 31,     Year Ended December 31,          December 31,
                         ------------ -------------------------------- ---------------------
                             1995        1996       1997       1998       1997       1998
                         ------------ ---------- ---------- ---------- ---------- ----------
Consolidated Statement
 of Income Data:
Total revenues..........  $   69,812  $  185,177 $  226,667 $  355,733 $   67,024 $  119,279
                          ----------  ---------- ---------- ---------- ---------- ----------
Employee compensation
 and benefits...........      12,151      39,494     57,717    108,003     18,178     40,189
Payments for order
 flow...................      25,994      69,829     66,912     82,512     15,806     26,402
Execution and clearance
 fees...................      12,710      25,837     32,069     45,564     10,209     13,361
All other expenses......       7,616      13,256     19,892     31,302      5,694      9,298
                          ----------  ---------- ---------- ---------- ---------- ----------
Total expenses..........      58,471     148,416    176,590    267,381     49,887     89,250
                          ----------  ---------- ---------- ---------- ---------- ----------
Income before income
 taxes..................      11,341      36,761     50,077     88,352     17,137     30,029
Income tax expense......         --          --         --      21,751        --      12,492
                          ----------  ---------- ---------- ---------- ---------- ----------
Net income..............  $   11,341  $   36,761 $   50,077 $   66,601 $   17,137 $   17,537
                          ==========  ========== ========== ========== ========== ==========
Basic and diluted
 earnings per share.....  $     0.26  $     0.86 $     1.17 $     1.40 $     0.40 $     0.33
                          ==========  ========== ========== ========== ========== ==========
Pro forma adjustment
Income before income
 taxes..................  $   11,341  $   36,761 $   50,077 $   88,352 $   17,137
Pro forma income tax
 expense (1)............       5,217      15,807     21,533     37,571      7,369
                          ----------  ---------- ---------- ---------- ----------
Pro forma net income....  $    6,124  $   20,954 $   28,544 $   50,781 $    9,768
                          ==========  ========== ========== ========== ==========
Pro forma basic and
 diluted earnings per
 share..................  $     0.14  $     0.49 $     0.67 $     1.07 $     0.23
                          ==========  ========== ========== ========== ==========
Weighted average shares
 outstanding (2)(3).....  42,801,636  42,801,636 42,801,636 47,511,111 42,801,636 53,004,882
                          ==========  ========== ========== ========== ========== ==========

                                                           December 31, 1998
                                                        -----------------------
                                                         Actual  As Adjusted(4)
                                                        -------- --------------
Consolidated Statement of Financial Condition Data:
Cash and cash equivalents.............................. $117,382    $219,714
Receivable from clearing brokers.......................  107,503     107,503
Securities owned, at market value......................  100,476     100,476
Total assets...........................................  358,860     461,193
Securities sold, not yet purchased, at market value....  108,909     108,909
Total stockholders' equity.............................  200,121     302,453

                         Period from
                          March 27,
                           through                                      Three Months Ended
                         December 31,     Year Ended December 31,          December 31,
                         ------------ -------------------------------- --------------------
                             1995        1996       1997       1998      1997       1998
                         ------------ ---------- ---------- ---------- --------- ----------
Other Operating Data:
Total shares traded.....  4,741,868   10,757,930 18,122,830 38,372,592 6,110,546 12,017,815
Total trades executed...      4,993       11,598     20,264     40,894     6,792     13,796
Average daily trades
 (5)....................         26           46         80        162       103        216
Average daily net
 trading revenue (6)....  $     356   $      722 $      885 $    1,381 $   1,004 $    1,798

-------
(1) Before the Company's initial public offering, the Company was a limited liability company and was not subject to income taxes. Pro forma income tax expense was computed based on an effective tax rate of 46%, 43%, 43% and 42.5%, respectively, for the period ended December 31, 1995 and the years ended December 31, 1996, 1997 and 1998, and 43% for the three months ended December 31, 1997, respectively.

(2) Weighted average shares outstanding for the period ended December 31, 1995, for the years ended December 31, 1996, 1997 and 1998 and for the three months ended December 31, 1997 have been determined as if the reorganization described in Note 3 to the Consolidated Financial Statements included elsewhere in this prospectus occurred as of the earliest date presented. Shares issued in connection with the Company's initial public offering have been considered in determining weighted average shares outstanding only from the date they were issued. Had such shares been considered for the full periods presented, pro forma basic and diluted earnings per share for the period ended December 31, 1995, for the years ended December 31, 1996, 1997 and 1998 and for the three months ended December 31, 1997 would be $0.12, $0.40, $0.54, $0.96 and $0.18 per share, respectively.
(3) The 53,004,882 shares used to calculate earnings per share for the three months ended December 31, 1998 reflect the actual weighted average shares outstanding for the three months ended December 31, 1998.

(4) As adjusted to reflect the sale of 2,374,855 shares of Class A Common Stock offered hereby at the offering price of $45.44 per share. See "Use of Proceeds" and "Capitalization".
(5) Average daily trades was computed by dividing total trades executed by the aggregate number of trading days in each respective period.
(6) Average daily net trading revenue was computed by dividing net trading revenue by the aggregate number of trading days in each respective period.

                                 RISK FACTORS

    You should consider carefully the following risks before you decide to buy our Class A Common Stock. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties not presently known to us may also adversely impact our business operations. If any of the following risks actually occur, our business, financial condition or operating results could be materially adversely affected. In such case, the trading price of our Class A Common Stock could decline, and you may lose all or part of the money you paid to buy our Class A Common Stock.

    This prospectus contains forward-looking statements based on our current expectations, assumptions, estimates and projections about our company and our industry. These forward-looking statements involve risks and uncertainties. Our actual results could differ materially from those anticipated in such forward-looking statements as a result of certain factors, as more fully described in this section and elsewhere in this prospectus. We undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

Our Business Is Highly Volatile; Our Quarterly Results May Fluctuate
Significantly

    Recently, we have experienced a significant increase in our trading volume. We believe that this increase in trading volume has been due largely to a high level of retail demand for Internet-related securities by on-line investors. This demand has resulted in unprecedented fluctuations and volatility in Internet-related securities. These fluctuations have had a direct impact on our operating results and have, on occasion, caused significant fluctuations in our intra-day profitability. As a result, we have implemented certain operational controls to manage such fluctuations better. However, we cannot assure you that the operational controls we have implemented will effectively manage these fluctuations. We cannot assure you that the volatility in Internet-related securities will not continue. Moreover, the continued volatility in the securities markets, particularly in Internet-related securities, could result in significant trading losses and thus, could have a material adverse effect on our business, financial condition and operating results.

    Our operating results may fluctuate significantly in the future due to a number of other factors, including:

    .changes in the value of our securities positions and our ability to manage related risks;

    .changes in the volume of order flow and our market-making activities;

    .volatility in the securities markets;

    .our ability to manage personnel, overhead and other expenses;

    .the amount of revenue derived from limit orders as a percentage of total revenues;

    .changes in payments for order flow;

    .changes in execution and clearance fees;

    .the addition or loss of sales and trading professionals;

    .regulatory changes and compliance issues;

    .the amount and timing of capital expenditures;

    .the incurrence of costs associated with acquisitions; and

    .general economic conditions.

    Our expense structure is based on historical expense levels and the levels of demand for our market-making services. If demand for our services declines and we are unable to adjust our cost structure on a timely basis, it could have a material adverse effect on our business, financial condition and operating results. We have experienced, and may experience in the future, significant seasonality in our business. Historically, we have experienced an increase in revenues in the fourth quarter of the year, which we believe is due largely to higher trading volumes in the securities markets at year end. We believe that this seasonal trend will continue for the foreseeable future and that our business, financial condition and operating results may be affected by such trends.

    Due to all of the foregoing factors, period-to-period comparisons of our revenues and operating results are not necessarily meaningful and reliance upon such comparisons as indicators of future performance should be avoided. We also cannot assure you that we will be able to sustain the rates of revenue growth we have experienced in the past, that we will be able to improve our operating results or that we will be able to sustain our profitability on a quarterly basis. In addition, our operating results in future periods may be below the expectations of securities analysts and investors. In that event, the market price of our Class A Common Stock would be materially and adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business--Industry Overview" and "--Risk Management."

We are Subject to Risks Associated with the Securities Industry Generally

    The securities industry has undergone several fundamental changes as a result of:

     . the emergence of on-line discount brokers;

     . the increased prominence of on-line retail investors;

     . the increased prominence of institutional investors;

     . consolidation among firms in the securities industry;

     . new regulations at the federal and state level; and

     . the increased use of technology.

    These changes have resulted in an increase in the volume of equity securities traded in the U.S. equity markets and a general decrease in the spreads received by market makers. We cannot assure you that the spreads market makers receive upon execution of trades in equity securities will not continue to decrease in the future. We derive a substantial portion of our revenues from market-making activities relating to securities that trade in Nasdaq. In the past, Nasdaq has taken regulatory actions to reduce spreads between bid and ask prices for securities. Nasdaq, NYSE and AMEX are currently examining proposed regulations pursuant to which securities will trade in decimals rather than in fractions. The adoption of these regulations would likely result in a further decrease in spreads between bid and ask prices, which could make the execution of trades and market making less profitable. If there is any further decline in the spreads that market makers receive in trading equity securities, it could have a material adverse effect on our business, financial condition and operating results.

    Although we derive most of our revenue from trading in existing securities, our volume of market-making activities also depends on the number and size of new equity offerings. By increasing the number and volume of securities available for trading, new offerings increase the potential for secondary market trading activity. However, the market for equity offerings historically has experienced significant volatility not only in the number and size of equity offerings, but also in the secondary market trading volume and prices of newly-issued securities. The number and size of equity offerings may decline during periods of market uncertainty. This decline might be caused by concerns over, among other things, inflation, rising interest rates and related economic issues as well as a slowdown or reversal of cash flows by mutual funds and other institutional and retail investors into the U.S. equity markets. The recent demand for new equity offerings has been driven in part by mutual funds and other institutional and retail investors. Any reduction in revenues resulting from a decline in the number and size of new equity offerings or the secondary market trading volume of such offerings could have a material adverse effect on our business, financial condition and operating results. Additionally, a decline in cash flows into the U.S. equity markets or a slowdown in investment activity by mutual funds and other institutional and retail investors may have an adverse effect on the securities markets generally and could result in lower revenues from our market-making activities.

    The securities business is also subject to various other risks, including customer default, employees' misconduct, errors and omissions and litigation. Losses associated with these risks could have a material adverse effect on our business, financial condition and operating results.

We Have Recently Changed Our Ownership Structure

    Historically, we have derived a substantial portion of our order flow from our broker-dealer owners. In the years ended December 31, 1996, 1997 and 1998, order flow from broker-dealer owners represented 35%, 40% and 41% of our total order flow, respectively. Before our initial public offering, our broker-dealer owners shared in profits partially in proportion to their equity interest and partially in proportion to the quantity of order flow they directed to us. This arrangement ceased upon our reorganization from a limited liability company to a Delaware corporation immediately before our initial public offering.

    Accordingly, our broker-dealer owners are no longer obligated, contractually or otherwise,to provide us with any order flow, and may no longer have sufficient inducement to do so. We cannot assure you that the absence of such incentives will not cause our broker-dealer owners to reduce or discontinue the level of order flow they direct to us in the future. For the period from January 1, 1998 to June 30, 1998, the period before our initial public offering, order flow from broker-dealer owners represented 41.0% of our total order flow. For the period July 1, 1998 to December 31, 1998, order flow from broker-dealer owners represented 40.4% of our total order flow. Furthermore, certain of our broker-dealer owners are selling some or all of their shares in this offering and others may, from time to time, choose to sell some or all of their shares in the future. We cannot assure you that a reduction in such broker-dealers' ownership interest will not reduce further their incentive to send order flow to us. The loss of, or a significant reduction of, order flow from certain of our broker-dealer owners would have a material adverse effect on our business, financial condition and operating results. Certain of our broker-dealer owners may engage in market-making activities on their own in the future. In such event, they may use our execution services less frequently and will compete with us for order flow. See "Certain Transactions--The Reorganization" and "Shares Eligible For Future Sale."

We May Have Difficulty in Managing Our Growth

    Since we commenced operations in 1995, we have experienced significant growth in our business activities and the number of our employees. For example, our share volume has increased from 2.0 billion shares traded for the quarter ended December 31, 1995 to 12.0 billion shares traded for the quarter ended December 31, 1998. The number of our employees has increased from 152 as of December 31, 1995 to 446 as of December 31, 1998. The growth of our business and expansion of our customer base has placed, and will continue to place, a significant strain on our management and operations. This growth has required and will continue to require increased investment in management personnel, financial and management systems and controls and facilities. In the absence of continued revenue growth, the costs associated with our expected growth would cause our operating margins to decline from current levels. In addition, as is common in the securities industry, we are and will continue to be highly dependent on the effective and reliable operation of our communications and information systems. In the past, we have, experienced occasional difficulties with the performance of our systems during periods of abnormally high volumes of market activity. While we have implemented certain measures to address such difficulties, we cannot assure you that we will not experience similar difficulties in the future. Any such difficulties could have a material adverse effect on our business, financial condition and operating results.

    We believe that our current and anticipated future growth will require implementation of new and enhanced communications and information systems, and the training of personnel to operate such systems. In addition, the scope of procedures for assuring compliance with applicable rules and regulations has changed as the size and complexity of our business has increased. We have implemented and continue to implement formal compliance procedures to respond to these changes and the impact of our growth. Our future operating results will depend on our ability to continue:

  . to improve our systems for operations, financial control, and communication and information management;

  . to refine our compliance procedures and enhance our compliance oversight; and

  .  to recruit, train, manage and retain our employee base.

    We cannot assure you that we will be able to manage or continue to manage our recent or future growth successfully. Our inability to do so could have a material adverse effect on our business, financial condition and operating results. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business--Market Share Information," "--Technology" and "--Risk Management."

We Depend Entirely on Our Market-Making Activities

    We derive substantially all of our revenues from market-making activities. We expect our market-making activities to continue to account for substantially all of our revenues for the foreseeable future. Any factor adversely affecting market-making in general, or our market-making activities in particular, could have a material adverse effect on our business, financial condition and operating results. Our future success will depend on continued growth in demand for our market-making services and our ability to respond to regulatory and technological changes, as well as customer demands. If demand for our market-making services fails to grow, grows more slowly than we currently anticipate, or declines, our business, financial condition and operating results would be materially and adversely affected.

We are Subject to Extensive Government Regulation; Risks Associated with International Expansion

    The securities industry in the United States is subject to extensive regulation under both federal and state laws. In addition, the U.S. Securities and Exchange Commission (the SEC), the NASD, other self-regulatory organizations (SROs) and state securities commissions require strict compliance with their respective rules and regulations. As a matter of public policy, these regulatory bodies are responsible for safeguarding the integrity of the securities and other financial markets and protecting the interests of participants in those markets. As a market maker, we are subject to regulation concerning certain aspects of our business, including:

  . trade practices;

  . capital structure;

  . record retention; and

  . the conduct of our directors, officers and employees.

Failure to comply with any of these laws, rules or regulations could result in censure, fines, the issuance of cease-and-desist orders or the suspension or disqualification of our directors, officers or employees, and other adverse consequences, which could have a material adverse effect on our business, financial condition and operating results. We, and certain of our officers and employees, have, in the past, been subject to claims arising from acts in contravention of such laws, rules and regulations, which resulted in the payment of fines and settlements. We cannot assure you that we and/or our officers and other employees will not, in the future, be subject to similar claims. An adverse ruling against us and/or our officers and other employees, including censure or suspension, could result in us and/or our officers and other employees being required to pay a substantial fine or settlement, and could result in suspension or expulsion, which could have a material adverse effect on our business, financial condition and operating results.

    The regulatory environment in which we operate is subject to change. New or revised legislation or regulations imposed by the SEC, other United States or foreign governmental regulatory authorities, SROs or the NASD could have a material adverse effect on our business, financial condition and operating results. Changes in the interpretation or enforcement of existing laws and rules by these governmental authorities, SROs and the NASD could also have a material adverse effect on our business, financial condition and operating results.

    Additional regulation, changes in existing laws and rules, or changes in interpretations or enforcement of existing laws and rules often directly affect the method of operation and profitability of securities firms. We cannot predict what effect any such changes might have. Furthermore, our business, financial condition and operating results may be materially affected by both regulations that are directly applicable to us and regulations of general application. For example, the volume of our market-making activities in a given period could be affected by, among other things, existing and proposed tax legislation, antitrust policy and other governmental regulations and policies (including the interest rate policies of the Board of Governors of the Federal Reserve System) and changes in interpretation or enforcement of existing laws and rules that affect the business and financial communities. Our level of trading and market-making activities can be affected not only by such legislation or regulations of general applicability, but also by industry-specific legislation or regulations.

    Our business, both directly and indirectly, relies on the Internet and other electronic communications gateways. We intend to expand our use of such gateways. To date, the use of the Internet has been relatively free from regulatory restraints. However, the SEC, certain SROs and certain states are beginning to address the regulatory issues that may arise in connection with the use of the Internet. Accordingly, new regulations or interpretations may be adopted that constrain our and our customers' ability to transact business through the Internet or other electronic communications gateways. Any additional regulation of the use of such gateways could have a material adverse effect on our business, financial condition and operating results.

    In addition, we have recently formed a subsidiary in the United Kingdom in anticipation of expanding our operations into London. To expand our services in the United Kingdom and internationally, we will have to comply with regulations of each country in which we conduct business. We may in the future expand our business to other countries. However, we currently have limited experience in operating our business internationally. The brokerage industry in many foreign countries is heavily regulated. The varying compliance requirements of these different regulatory jurisdictions and other factors may limit our ability to expand internationally. We cannot assure you that we will be successful in obtaining the necessary regulatory approvals for any such expansion, or if such approvals are obtained, that we will be able to continue to comply with such regulations. The failure to obtain or comply with such approvals could have a material adverse effect on our business, financial condition and operating results. Moreover, there are certain risks inherent in doing business in international markets, including:

  . unexpected changes in regulatory requirements;
  . potentially adverse tax consequences;
  . export restrictions;
  . tariffs and other trade barriers;
  . difficulties in staffing and supervising foreign operations;
  . political instability;
  . fluctuations in currency exchange rates; and . seasonal reductions in business activity during the summer months in Europe.

    Any of the above could have a material adverse effect on the success of our international operations and, consequently, on our business, financial condition and operating results. See "Business--Government Regulation."

Trimark is Subject to Possible SEC Enforcement Action

    In 1996, the SEC advised Trimark that it was conducting an inquiry with respect to Trimark and asked that Trimark voluntarily provide the SEC with certain documents. In March 1997, Trimark provided the SEC with the information it had requested. Based upon the request for documents, it appears that the Staff's inquiry concerns four areas: price improvement, protection of limit orders, payment for order flow and trade reporting. The SEC has not given any indication that it intends to carry out enforcement actions against Trimark at this time. At this juncture, we are unable to determine whether the SEC, after completion of its inquiry, will institute any action and, if so, what the outcome will be. If the SEC brings an enforcement action against Trimark it could have a material adverse effect on our business, financial condition and operating results.

Our Success Will Depend on the Level of Market Acceptance of New Services, Products and the Internet

    We receive substantially all of our order flow through electronic communications gateways, including a variety of computer-to-computer interfaces and the Internet. The market for market-making services that rely on the Internet is at an early stage of development and is rapidly evolving. As a result, the demand for and market acceptance of recently introduced services and products is subject to a high level of uncertainty. Our electronic services may involve alternative approaches to market making and, accordingly, substantial marketing and sales efforts may be necessary to educate prospective customers regarding the use and benefit of our electronic services and products.

    We depend on the business we receive from broker-dealers who increasingly rely on the Internet to conduct transactions with their customers. The need for our services and products depends on whether the customers of such broker-dealers are willing to adopt the Internet as a medium for commerce and communication. We believe that there has been a significant growth in the use of the Internet as a means of trading in securities. However, customer concerns, including security, reliability, cost, ease of use, accessibility and quality of service all may negatively affect the growth of Internet use for such activities. The success of the Internet will also depend on the development of necessary infrastructure and complementary services and products, such as high speed modems and high speed communication lines. As the number of users and the amount of traffic on the Internet continues to increase, we cannot assure you that the infrastructure needed to support the Internet will be able to meet the demands placed on it. Recently, due to the high volume of trading activity, particularly with respect to Internet-related securities, many Internet-based broker-dealers have experienced delays in executing customers' transactions. Finally, the success of the Internet will also depend on government regulation and the ability of Internet users to develop and adopt new standards and protocols to handle increased levels of activity. As a result, we cannot assure you that the number of transactions generated over the Internet will continue to increase. Any reluctance of the clients of our broker-dealer customers to obtain brokerage services over the Internet could have a material adverse effect on our business, financial condition and operating results.

Counterparties May Fail to Pay Us; Clearing Brokers May Not Perform Adequately

    As a market maker of OTC and listed stocks, the majority of our securities transactions are conducted as principal with broker-dealer counterparties located in the United States. We clear our securities transactions through affiliated and unaffiliated clearing brokers. See "Certain Transactions." Pursuant to the terms of our agreements with our clearing brokers, our clearing brokers have the right to charge us for losses that result from a counterparty's failure to fulfill its contractual obligations. Our policy is to monitor the credit standing of the counterparties with which we conduct business. However, we cannot assure you that any such counterparty will not default on its obligations. Any such default could have a material adverse effect on our business, financial condition and operating results. In addition, at any time, a substantial portion of our assets are held at one or more clearing brokers. Accordingly, we are subject to credit risk with respect to such clearing brokers. As of December 31, 1997 and 1998, our credit exposures were concentrated with the clearing brokers and amounted to $30.2 million and $107.5 million, respectively. Additionally, as of December 31, 1997 and 1998, the clearing brokers held, as custodian, securities owned by us with a market value of $61.7 million and $100.5 million, respectively. Consequently, we rely on our clearing brokers to discharge adequately their obligations on a timely basis. We are dependent also on the solvency of our clearing brokers. Any failure by our clearing brokers to discharge adequately their obligations on a timely basis, or failure by our clearing brokers to remain solvent, or any event adversely affecting our clearing brokers, could have a material adverse effect on our business, financial condition and operating results.

We Face Risks Associated With Our Market Making and Trading Transactions

    We conduct our market-making activities predominantly as a principal, which subjects our capital to significant risks. These activities involve the purchase, sale or short sale of securities for our own account. These activities are subject to a number of risks, including risks of price fluctuations and rapid changes in the liquidity of markets.

    These risks may limit or restrict our ability to either resell securities we purchase or to repurchase securities we sell in such transactions. In addition, we may experience difficulty borrowing securities to make delivery to purchasers to whom we sold short, or lenders from whom we have borrowed previously. From time to time, we have large position concentrations in securities of a single issuer or issuers engaged in a specific industry. We have recently experienced large position concentrations with the securities of a number of issuers engaged in business and services related to the Internet. Such a concentration has in the past resulted and might in the future result in higher trading losses than would occur if our positions and activities were less concentrated. Moreover, the risks related to large position concentrations in Internet-related securities are particularly significant due to the rapid and extensive fluctuations in the bid and ask prices for such securities, which are frequently exacerbated by the relatively limited volume of such securities available for trading.

    The success of our market-making activities depends upon:

  . the price volatility of specific securities;

  . our ability to attract order flow;

  . the skill of our personnel;

  . the availability of capital; and

  . general market conditions.

    To attract order flow, we must be competitive on:

  . providing enhanced liquidity to our customers;

  . the speed of our order execution;

  . payment for order flow;

  . the sophistication of our trading technology; and

  . the quality of our customer service.

    In our role as a market maker, we attempt to derive a profit from the difference between the prices at which we buy and sell securities. However, competitive forces often require us to match the quotes other market makers display and to hold varying amounts of securities in inventory. By having to maintain inventory positions, we are subjected to a high degree of risk. We cannot assure you that we will be able to manage such risk successfully or that we will not experience significant losses from such activities, either of which could materially adversely affect our business, financial condition and operating results.

We Depend on Our Ability to Attract and Retain Key Personnel

    Our future success depends, in significant part, upon the continued service of key executive officers, managers, sales, trading, compliance and technical personnel, particularly Kenneth D. Pasternak, our President and Chief Executive Officer. We have entered into employment agreements with Mr. Pasternak and other key employees.

    We also maintain "key person" life insurance policies on Mr. Pasternak and other key employees. Competition for key personnel and other highly qualified management, sales, trading, compliance and technical personnel is intense. We cannot assure you that we will be able to retain our key personnel or that we will be able to attract, assimilate or retain other highly qualified personnel in the future. The loss of the services of any of our key personnel or the inability to identify, hire, train and retain other qualified personnel in the future could have a material adverse effect on our business, financial condition and operating results. See "Management-- Employment Agreements."

    Our success also depends, in significant part, on the highly skilled, and often specialized, individuals we employ. Our ability to attract and retain management, sales, trading, compliance and technical professionals is particularly important to our business strategy. We strive to provide high quality services that will allow us to establish and maintain long-term relationships with our customers. Our ability to do so depends, in large part, upon the individual employees who represent us in our dealings with such customers.

    From time to time, other companies in the securities industry have experienced losses of sales and trading professionals. The level of competition to attract such professionals is intense. We cannot assure you that we will not lose such professionals due to increased competition or other factors in the future. The loss of a sales and trading professional, particularly a senior professional with broad industry expertise, could have a material adverse affect on our business, financial condition and operating results.

    We expect that the number of our personnel will continue to grow, particularly if current equity market activity continues and grows. Competition for employees with the qualifications we desire is intense, especially competition for equity trading professionals. We cannot assure you that we will be able to recruit and retain a sufficient number of new employees with the qualifications we desire in a timely manner or that our personnel costs will not increase significantly. If we fail to retain personnel or experience a significant increase in personnel costs, it could have a material adverse effect on our business, financial condition and operating results.

Our Revenues May be Impacted by Diminished Market Activity Due to Adverse Economic, Political and Market Conditions

    The securities business generally is, by its nature, volatile. It is directly affected by numerous national and international factors that are beyond our control, including, among others:

  . economic, political and market conditions;

  . the availability of short-term and long-term funding and capital;

  . the level and volatility of interest rates;

  . legislative and regulatory changes; and

  . currency values and inflation.

    Any one or more of these factors may contribute to reduced levels of activity in the securities markets generally, which could result in lower revenues from our market-making activities. Any reduction in revenues or any loss resulting from such factors could have a material adverse effect on our business, financial condition and operating results.

Our Revenues May Decrease Due To Declines in Market Volume, Prices or Liquidity

    Our revenues may decrease due to a decline in market volume, prices or liquidity. Declines in the volume of securities transactions and in market liquidity generally result in lower revenues from market-making activities. Lower price levels of securities also may result in reduced trading activity and thereby reduce revenues from market-making transactions. Lower price levels also can result in losses from declines in the market value of securities held in inventory. Sudden sharp declines in market values of securities can result in:

  . illiquid markets;

  . declines in the market values of securities held in inventory;

  . the failure of buyers and sellers of securities to fulfill their settlement obligations; and

  . increases in claims and litigation.

    Any decline in market volume, price or liquidity or any other of these factors could have a material adverse effect on our business, financial condition and operating results.

We Depend Significantly on a Small Group of Customers

    Historically, a small number of customers have accounted for a significant portion of our market-making activities. We expect a significant portion of the future demand for our market-making services to remain concentrated within a limited number of customers. For the year ended December 31, 1996, our five largest customers, Ameritrade, Brown & Company, E*TRADE Securities, Southwest Securities and Waterhouse

Securities, were broker-dealer owners and accounted for, in the aggregate, 22.3% of our order flow. For the years ended December 31, 1997 and 1998, our five largest customers, Ameritrade, Brown & Company, Discover Brokerage Direct, E*TRADE Securities and Waterhouse Securities,were broker-dealer owners and accounted for, in the aggregate, 29.4% and 33.0%, respectively, of our order flow. During these same periods one of our customers, Waterhouse Securities, accounted for 10.1% and 10.7% of our order flow. None of these customers are obligated contractually to use our market-making services. Accordingly, these customers may direct their trading activities to other market makers at any time. We cannot assure you that we will be able to retain these or other major customers or they will maintain or increase their demand for our market-making activities. The loss of, or a significant reduction of demand for our services from, any of these customers could have a material adverse effect on our business, financial condition and operating results. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Customers."

We Have A Limited Operating History

    We began our operations in 1995 with the acquisition of the listed securities market-making business of Trimark and the formation of Knight. Historically, Knight has accounted, and is expected to continue to account, for a substantial portion of our revenues. Knight only began its operation in 1995. Our management has limited experience with respect to the operations of Knight and in operating the Company on a consolidated basis. Accordingly, we have limited consolidated operating history upon which an evaluation of our performance and our prospects can be based. Our prospects must be considered in light of the risks, uncertainties, expenses and difficulties frequently encountered by similarly situated companies, particularly companies in the securities industry that are subject to evolving regulatory, technological and customer requirements. To address these risks, we must, among other things:

  . maintain existing customer relationships and effectively develop new relationships;

  . respond to regulatory and competitive developments;

  . attract, retain and motivate qualified personnel; and

  . develop and upgrade our technology.

    We cannot assure you that we will be successful in addressing such requirements. The failure to do so could have a material adverse effect on our business, financial condition and operating results.

Third Parties May Infringe Upon Our Intellectual Property Rights; Licenses to Essential Intellectual Property May Not be Renewed

    We rely primarily on copyright, trade secret and trademark laws to protect our proprietary technology. Notwithstanding the precautions we have taken to protect our intellectual property rights, it is possible that third parties may copy or otherwise obtain and use our proprietary technology without authorization. It is also possible that third parties may independently develop technologies similar to ours. It may be difficult for us to monitor unauthorized use of our proprietary technology and intellectual property rights. We cannot assure you that the steps we have taken will prevent misappropriation of our technology or intellectual property rights.

    We are heavily dependent on two order entry and execution software systems. One is known as the "Brass System," which we license from Automated Securities Clearance, Ltd. (ASC), and the other is known as the "Appletree System," which we license from TCAM Systems (TCAM), pursuant to license agreements. Although we have rights to modify the licensed software under the license agreements, the licensors own all modifications and enhancements to the licensed software, and the licensors can use the modifications and enhancements to the licensed software without our consent. While we do not believe that ASC or TCAM has incorporated any such modifications in software licensed to third parties, we cannot assure you that they will not do so in the future or that any such license will not have a material adverse effect on our competitive position. We rely on ASC to monitor the daily operation of the Brass System to detect problems with the Brass

System's operation. We rely on both licensors to support and maintain the Brass and Appletree Systems. The licenses, and the licensors' daily operation and support obligations, are terminable if we breach our obligations under the license agreements. Our failure to maintain these relationships, or to find a replacement for such technology in a timely and cost-effective manner, could have a material adverse effect on our business, financial condition and operating results.

    We also license other software from third parties, which is integral to our business. If any of these relationships were terminated or if any of these third parties were to cease doing business, we would be forced to spend significant time to replace the licensed software. However, we cannot assure you that such replacements would be available on reasonable terms, if at all. Such events would have a material adverse effect upon our business, financial condition and operating results. In addition, litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity. Such litigation, whether successful or unsuccessful, could result in substantial costs and diversions of resources, which could have a material adverse effect on our business, financial condition and operating results. We may in the future receive notices of claims of infringement of other parties' proprietary rights. We cannot assure you that claims for infringement or invalidity (or claims for indemnification resulting from infringement claims) will not be asserted or prosecuted against us. Any such claims, with or without merit, could be time consuming to defend, result in costly litigation, divert management's attention and resources or require us to enter into royalty or licensing agreements. We cannot assure you that such royalties or licenses would be available on reasonable terms, if at all, and the assertion or prosecution of any such claims, whether successful or unsuccessful, could have a material adverse effect on our business, financial condition and operating results.

Our Future Success will Depend on Our Response to the Demand For New Services, Products and Technologies

    The demand for market-making services, particularly services that rely on electronic communications gateways, is characterized by:

  .rapid technological change;

  .changing customer demands;

  .the need to enhance existing or introduce new services and products; and

  .evolving industry standards.

    New services, products and technologies may render our existing services, products and technologies less competitive. Our future success will depend, in part, on our ability to respond to the demand for new services, products and technologies on a timely and cost-effective basis and adapt to technological advancements and changing standards to address the increasingly sophisticated requirements of our customers. We cannot assure you that we will be successful in developing, introducing or marketing new services, products and technologies. Any failure on our part to anticipate or respond adequately to technological advancements, customer requirements or changing industry standards, or any significant delays in the development, introduction or availability of new services, products or enhancements could have a material adverse effect on our business, financial condition and operating results.

Concentration of Ownership by Our Broker-Dealer Owners as a Group

    Immediately after this offering, our broker-dealer owners will continue to own 33.9% of our capital stock and therefore as a group may be able to control the election of all of the members of the Board of Directors, significantly influence the approval of all matters requiring stockholder approval and continue to have significant control over our affairs. Although we have no reason to believe that the broker-dealer owners will seek to act as a group in this manner, we cannot assure you that they will not do so.

We Are Subject to Net Capital Requirements

    The SEC, the NASD and various other regulatory agencies have stringent rules with respect to the maintenance of specific levels of net capital by securities brokers, including the SEC's Uniform Net Capital Rules. The net capital rules govern the net capital requirements of each of our subsidiaries. Failure to maintain the required net capital may subject us to suspension or revocation of registration by the SEC and suspension or expulsion by the NASD and other regulatory bodies. In addition, a change in the net capital rules, the imposition of new rules or any unusually large charge against net capital could limit our operations that require the intensive use of capital, and also could restrict our ability to withdraw capital from our brokerage subsidiaries. Any limitation on our ability to withdraw capital could limit our ability to pay cash dividends, repay debt and repurchase shares of our outstanding stock. A significant operating loss or any unusually large charge against net capital could adversely affect our ability to expand or even maintain our present levels of business, which could have a material adverse effect on our business, financial condition and operating results. See "Business--Government Regulation."

Risks Associated with the Year 2000

    Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. These date code fields will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, computer systems and/or software used by many companies and governmental agencies, including computers involved in the securities industry, may need to be upgraded to comply with such Year 2000 requirements or risk system failure or miscalculations causing disruptions of normal business activities. Significant uncertainty exists concerning the potential effects associated with the failure to achieve such compliance.

    We have made an assessment of the Year 2000 readiness of our trading-relating, communications and data processing systems. We participated in the Securities Industry Association (SIA) "streetwide" testing in June 1998, and plan to participate in the March 1999 SIA test. We presently believe that our main trading-related systems are currently Year 2000 compliant, and we plan to require vendors of material hardware and software components of our information technology (IT) systems to provide assurances of their Year 2000 compliance. We plan to complete this process during the first half of 1999. We are currently assessing the materiality of our non-IT systems and will also seek assurances of Year 2000 compliance from providers of material non-IT systems. Until such testing is complete and such vendors and providers are contacted, we will not be able to evaluate completely whether our IT systems or non-IT systems will need to be revised or replaced.

    We cannot assure you that we will not discover Year 2000 compliance problems that will require substantial revisions. In addition, we cannot assure you that third-party software, hardware or services incorporated into our computer systems will not need to be revised or replaced, all of which could be time consuming and expensive. If we fail to fix our trading-related, communications or data processing systems or to fix or replace third-party software, hardware or services on a timely basis, our business, financial condition and operating results would be materially adversely affected. Moreover, our failure to address adequately Year 2000 compliance issues in our main trading-related, communications or data processing systems could result in litigation, which could be costly and time-consuming to defend.

    In addition, we cannot assure you that our customers, governmental agencies, utility companies, Internet access companies, third-party service providers and others outside our control, particularly other broker-dealers and market makers, will be Year 2000 compliant. The failure by such entities to be Year 2000 compliant could result in a systematic failure beyond our control, such as a loss or reduction in our order flow, limitations on our ability to effectively engage in market-making activities, or prolonged Internet, telecommunications or electrical failure, which could prevent us from engaging in trading activities and would have a material adverse effect on our business, results of operations and financial condition.

We are Subject to Intense Competition

    We derive substantially all of our revenues from market-making activities. The market for these services, particularly market-making services through electronic communications gateways, is rapidly evolving and intensely competitive. We expect competition to continue and intensify in the future. Knight competes primarily with wholesale, national, and regional broker-dealers, as well as electronic communications networks (ECNs), which are third party trading systems, typically operated by broker-dealers. Trimark competes with the NYSE, the AMEX, regional exchanges, Third Market competitors and ECNs. We compete primarily on the basis of execution standards, relationships with our customers and technology.

    A number of our competitors have significantly greater financial, technical, marketing and other resources than we have. Some of our competitors also offer a wider range of services and products than we offer, and have greater name recognition and more extensive customer bases than we have. These competitors may be able to respond more quickly to new or evolving opportunities, technologies and customer requirements than we may, and may be able to undertake more extensive promotional activities and offer more attractive terms to customers. Recent advancements in computing and communications technology are substantially changing the means by which market-making services are delivered, including more direct access on-line to a wide variety of services and information, and have also created demand for more sophisticated levels of customer service. The provision of such services may entail considerable cost without an offsetting increase in revenues. Moreover, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties or may consolidate to enhance their services and products. New competitors or alliances among competitors may emerge and they may acquire significant market share.

    More recently, ECNs have emerged as an alternative forum to which broker-dealers and institutions can direct their limit order flow and avoid facilitating their trades through market makers. As a result, we may experience a reduction in our limit order flow. We cannot assure you that ECNs will not continue to capture a greater amount of limit order flow. A substantial reduction in our limit order flow could have a material adverse effect on our business, financial condition and operating results.

    We cannot assure you that we will be able to compete effectively with current or future competitors or that the competitive pressures we face will not have a material adverse effect on our business, financial condition and operating results.

We are Subject to Risks Relating to Litigation and Potential Securities Laws Liability

    Many aspects of our business involve substantial risks of liability. A market maker is exposed to substantial liability under federal and state securities laws, other federal and state laws and court decisions, as well as rules and regulations promulgated by the SEC and the NASD. We are also subject to the risk of litigation and claims that may be without merit. As we intend to defend actively any such litigation, significant legal expenses could be incurred. An adverse resolution of any future lawsuits or claims against us could have a material adverse effect on our business, financial condition and operating results.

We Depend Significantly on our Computer and Communications Systems

    Our market-making activities are heavily dependent on the integrity and performance of the computer and communications systems supporting them. Extraordinary trading volumes or other events could cause our computer systems to operate at an unacceptably low speed or even fail. Any significant degradation or failure of our computer systems or any other systems in the trading process (e.g., on-line service providers, record retention and data processing functions performed by third parties, and third-party software, such as Internet browsers) could cause customers to suffer delays in trading. Such delays could cause substantial losses for customers and could subject us to claims from customers for losses, including litigation claiming fraud or negligence. We cannot assure you that our network protections will work appropriately from computer systems failure, or from a tornado, fire or any other natural disaster, power or telecommunications failure, act of God or war, we will not suffer an extended computer systems failure. Any computer or communications system failure or decrease in computer systems performance that causes interruptions in our operations could have a material adverse effect on our business, financial condition and operating results. See "Business--Technology."

Certain Provisions of Delaware Law and Our Charter May Make a Takeover of Our Company Difficult

    We are organized under the laws of the State of Delaware. Certain provisions of Delaware law may have the effect of delaying, deferring, or preventing a change in our control. In addition, certain provisions of our Certificate of Incorporation may have anti-takeover effects and may delay, defer or prevent a takeover attempt that a stockholder might consider in its best interest. Our Certificate of Incorporation authorizes the Board to determine the rights, preference, privileges and restrictions of unissued series of preferred stock and to fix the number of shares of any series of preferred stock and the designation of any such series, without any vote or action by our stockholders. Thus, the Board can authorize and issue shares of preferred stock with voting or conversion rights that could adversely affect the voting or other rights of holders of our Common Stock. In addition, the issuance of preferred stock may have the effect of delaying, deferring, or preventing a change of control, as the terms of the preferred stock that might be issued could potentially prohibit the consummation of any merger, reorganization, sale of substantially all of our assets, liquidation or other extraordinary corporate transaction without the approval of the holders of the outstanding shares of our Common Stock.

We Have Substantial Discretion in Use of Proceeds

    We intend to use the net proceeds of this offering to support the growth of our market-making business. Accordingly, we will have significant flexibility in applying the net proceeds of this offering. Although we have no plans, commitments or agreements regarding any material acquisitions as of the date of this Prospectus, we may seek acquisitions of businesses, products or technologies that are complementary to those of the Company, and a portion of the net proceeds may be used for such acquisitions. See "Use of Proceeds."

We Cannot Predict Our Future Capital Needs or Our Ability to Secure Additional Financing

    Our business is dependent upon the availability of adequate funding and regulatory capital under applicable regulatory requirements. Historically, we have satisfied these needs from internally generated funds and from our initial public offering. We currently anticipate, based on our experience and current industry trends, that our available cash resources, combined with the net proceeds to us from this offering, will be sufficient to meet our presently anticipated working capital and capital expenditure requirements for at least the next 12 months. We expect that we will incur approximately $9 million in capital expenditures in 1999. However, if we need to raise additional funds to increase capital available for inventory positions, support more rapid expansion, develop new or enhanced services and products, respond to competitive pressures, acquire complementary businesses, products or technologies or respond to unanticipated requirements, we cannot assure you that additional financing will be available when needed on terms favorable to us. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity."

Future Sales by Existing Stockholders Could Depress the Market Price of Our Common Stock

    If our stockholders sell substantial amounts of our Class A Common Stock (including shares issued upon the exercise of outstanding options) in the public market following this offering, the market price of our Class A Common Stock could fall. Such sales also might make it more difficult for us to sell equity securities in the future at a time and price that we deem appropriate. After this offering, we will have outstanding 52,337,039 shares of Class A Common Stock and 3,042,698 shares of Class B Common Stock. These shares are eligible for sale in the public market as follows:

      Number of Shares                         Date
      ---------------- ----------------------------------------------------
         20,500,000    After the date of this prospectus
                       At various times after 90 days from the date of this
         34,879,737    prospectus

    Our directors and officers and certain of our stockholders have agreed that they will not sell, directly or indirectly, any common stock without the prior written consent of BancBoston Robertson Stephens Inc. for a period of 90 days from the date of this prospectus.

    We filed on January 29, 1999, a Form S-8 registration statement under the Securities Act to register 7,409,500 shares of Class A Common Stock issuable under our stock option plans. Such registration statement became effective immediately upon filing, and shares covered by that registration statement are eligible for sale in the public markets, subject to certain lock-up agreements and Rule 144 limitations applicable to affiliates.

    After this offering, certain of our stockholders, representing approximately 31,822,039 shares of our Class A Common Stock and 3,042,698 shares of our Class B Common Stock, will continue to have the right, subject to conditions, to include their shares in certain registration statements relating to our securities. By exercising their registration rights and causing a large number of shares to be registered and sold in the public market, these holders may cause the price of the common stock to fall. In addition, any demand to include such shares in our registration statements could have an adverse effect on our ability to raise needed capital. See "Management," "Principal and Selling Stockholders," " Description of Capital Stock--Registration Rights," "Shares Eligible for Future Sale" and "Underwriting."

                                USE OF PROCEEDS

    The net proceeds to the Company from the sale of the 2,374,855 shares of Class A Common Stock offered by the Company hereby are approximately $102,332,444 million at the public offering price of $45.44 per share after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company. We will not receive any proceeds from the sale of Class A Common Stock by the Selling Stockholders. See "Principal and Selling Stockholders."

    The principal purpose of this offering is to raise capital to support the growth of the Company's market making business. The Company may also use a portion of the proceeds of this offering to pursue acquisitions of or investments in businesses, products or technologies that are complementary to its own. The Company currently does not have any commitments or agreements with respect to any such acquisitions. Pending such uses, the Company intends to invest the net proceeds of this offering in short-term, investment-grade, interest-bearing securities.

                      PRICE RANGE OF CLASS A COMMON STOCK

    The Company's Class A Common Stock is traded on the Nasdaq National Market under the symbol "NITE." Public trading of the Company's Class A Common Stock commenced on July 8, 1998. Before that, no public market for the Class A Common Stock. The following table sets forth, for the periods indicated, the high and low closing sales price per share of the Class A Common Stock on the Nasdaq National Market.

                                1998                             High    Low
                                ----                             ----    ---
     Third Quarter (from July 8, 1998).......................... $ 19    $6 5/8
     Fourth Quarter............................................. $25 3/8 $5 1/8
                                1999
                                ----
     First Quarter (through February 2, 1999)................... $54 1/8 $22

    As of December 31, 1998, there were approximately 171 holders of record of the Company's Class A Common Stock. On February 2, 1999, the last sale price reported on the Nasdaq National Market for the Company's Class A Common Stock was $45.44 per share.

                                DIVIDEND POLICY

    Before the reorganization of the Company from a limited liability company to a Delaware corporation, the limited liability company was treated as a partnership for federal and state income tax purposes. Since inception, the limited liability company generated taxable income and made distributions to its members to facilitate the payment of the tax liability associated with the allocation of limited liability company income of an aggregate of $2.9 million, $17.6 million, $22.3 million and $8.8 million in 1995, 1996, 1997, and the period from January 1, 1998 through July 13, 1998, the date of the reorganization of the Company from a limited liability company to a Delaware corporation, respectively. In addition, before the initial public offering, the limited liability company distributed to its non-management members all of their undistributed profits in the aggregate amount of $26.5 million (other than $26.1 million that certain members elected not to have distributed and to receive in exchange therefor additional shares of Common Stock), as well as all of their taxable income earned during the period beginning April 1, 1998 and ending with the closing of the initial public offering in the aggregate amount of $22.0 million. See "Certain Transactions--The Reorganization."

    The Company intends to retain future earnings, if any, to finance the development and expansion of its business and, therefore, does not anticipate paying any cash dividends on its Common Stock in the foreseeable future. The payment of cash dividends is within the discretion of the Company's Board of Directors and will be dependent upon, among other factors, the Company's results of operations, financial condition and capital requirements, restrictions imposed by the Company's financing arrangements and legal requirements.

                                 CAPITALIZATION

    The following table sets forth as of December 31, 1998, (i) the actual capitalization of the Company and (ii) the as adjusted capitalization of the Company after giving effect to the sale by the Company of 2,374,855 shares of Class A Common Stock at an assumed public offering price of $45.44 per share, the last reported sale price of the Class A Common Stock on the Nasdaq National Market on February 2, 1999. This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes thereto appearing elsewhere in this prospectus.

                                                             December 31, 1998
                                                            --------------------
                                                             Actual  As Adjusted
                                                            -------- -----------
                                                               (in thousands)
Stockholders' equity:
Class A Common Stock, $0.01 par value; 200,000,000 shares
  authorized; 49,062,184 shares issued and outstanding,
  actual; 52,337,039 shares issued and outstanding, as
  adjusted(1).............................................  $    491  $    523
Class B Common Stock, $0.01 par value; 20,000,000 shares
  authorized; 3,942,698 shares issued and outstanding,
  actual; 3,042,698 shares issued and outstanding, as
  adjusted................................................        39        30
Additional paid-in capital................................   169,780   272,089
Retained earnings.........................................    29,811    29,811
                                                            --------  --------
  Total stockholders' equity..............................   200,121   302,453
                                                            --------  --------
  Total capitalization....................................  $200,121  $302,453
                                                            ========  ========

--------

(1) Does not include outstanding options to purchase a total of approximately 5,120,000 shares of Class A Common Stock at a weighted average exercise price equal to $14.48 per share as of the date of this prospectus and an additional 2,289,500 shares reserved for future grants under the Company's stock option plans.

                      SELECTED CONSOLIDATED FINANCIAL DATA

   The following selected consolidated financial data are qualified by the Consolidated Financial Statements of the Company and the Notes thereto included elsewhere in this prospectus and should be read in conjunction therewith and the discussion under "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. The Consolidated Statement of Income Data for the years ended December 31, 1996, 1997, 1998 and the Consolidated Statement of Financial Condition Data at December 31, 1997 and 1998 have been derived from the Company's audited Consolidated Financial Statements included elsewhere in this prospectus. The Consolidated Statement of Income Data for the three months ended December 31, 1997 and 1998 are derived from the unaudited Consolidated Financial Statements which, in the opinion of management, have been prepared on the same basis as the audited Consolidated Financial Statements and contain all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of operations for such periods. The Consolidated Statement of Income Data for the period ended December 31, 1995 and the Consolidated Statement of Financial Condition Data at December 31, 1995 and 1996 are derived from audited Consolidated Financial Statements not included in this prospectus.

                              Period from
                           March 27, through                                   Three Months Ended
                             December 31,        Year Ended December 31,          December 31,
                           ----------------- -------------------------------- ---------------------
                                 1995           1996       1997       1998       1997       1998
                           ----------------- ---------- ---------- ---------- ---------- ----------
                                       (in thousands, except share and per share data)
Consolidated Statement of
Income Data:
Revenues
 Net trading revenue.....     $   69,516     $  183,500 $  223,923 $  348,099 $   66,257 $  115,076
 Commissions and fees....            --             394        705      4,043        169      2,496
 Interest, net...........            296          1,283      2,039      3,591        598      1,707
                              ----------     ---------- ---------- ---------- ---------- ----------
    Total revenues.......         69,812        185,177    226,667    355,733     67,024    119,279
                              ----------     ---------- ---------- ---------- ---------- ----------
Expenses
 Employee compensation
  and benefits...........         12,151         39,494     57,717    108,003     18,178     40,189
 Payments for order
  flow...................         25,994         69,829     66,912     82,512     15,806     26,402
 Execution and clearance
  fees...................         12,710         25,837     32,069     45,564     10,209     13,361
 Communications and data
  processing.............          2,202          4,360      6,809     10,869      1,937      3,209
 Depreciation and
  amortization...........          1,626          2,975      4,225      5,878      1,143      1,727
 Occupancy and equipment
  rentals................            849          1,777      2,657      5,745        889      1,764
 Professional fees.......            503            379      1,612      3,424        498      1,193
 Business development....            130            623      1,460      2,337        462        741
 Interest on Preferred
  Units..................          1,310          2,093      1,941        715        425        --
 Other...................            996          1,049      1,188      2,334        340        664
                              ----------     ---------- ---------- ---------- ---------- ----------
    Total expenses.......         58,471        148,416    176,590    267,381     49,887     89,250
                              ----------     ---------- ---------- ---------- ---------- ----------
Income before income
 taxes...................         11,341         36,761     50,077     88,352     17,137     30,029
Income tax expense.......            --             --         --      21,751        --      12,492
                              ----------     ---------- ---------- ---------- ---------- ----------
Net income...............     $   11,341     $   36,761 $   50,077 $   66,601 $   17,137 $   17,537
                              ==========     ========== ========== ========== ========== ==========
Basic and diluted
 earnings per share......     $     0.26     $     0.86 $     1.17 $     1.40 $     0.40 $     0.33
                              ==========     ========== ========== ========== ========== ==========
Pro forma adjustment
Income before income
 taxes...................     $   11,341     $   36,761 $   50,077 $   88,352 $   17,137
Pro forma income tax
 expense (1).............          5,217         15,807     21,533     37,571      7,369
                              ----------     ---------- ---------- ---------- ----------
Pro forma net income.....     $    6,124     $   20,954 $   28,544 $   50,781 $    9,768
                              ==========     ========== ========== ========== ==========
Pro forma basic and
 diluted earnings per
 share...................     $     0.14     $     0.49 $     0.67 $     1.07 $     0.23
                              ==========     ========== ========== ========== ==========
Weighted average shares
 outstanding (2)(3)......     42,801,636     42,801,636 42,801,636 47,511,111 42,801,636 53,004,882
                              ==========     ========== ========== ========== ========== ==========

                                                         December 31,
                                              ----------------------------------
                                               1995     1996     1997     1998
                                              ------- -------- -------- --------
Consolidated Statement of Financial
 Condition Data:
Cash and cash equivalents...................  $ 1,668 $ 15,353 $ 13,797 $117,382
Securities owned, at market value...........   33,763   46,781   61,726  100,476
Receivable from clearing brokers............   11,437   23,156   30,152  107,503
 Total assets...............................   65,182  106,035  127,872  358,860
Securities sold, not yet purchased, at
 market value...............................   11,001   19,021   21,061  108,909
Mandatorily Redeemable Preferred Units......   28,415   37,706   27,484      --
 Total stockholders' (members') equity......   12,199   29,987   53,973  200,121

-------
(1) Before the Company's initial public offering, the Company was a limited liability company and was not subject to income taxes. Pro forma income tax expense was computed based on an effective tax rate of 46%, 43%, 43% and 42.5%, respectively, for the period ended December 31, 1995, and the years ended December 31, 1996, 1997 and 1998, and 43% for the three months ended December 31, 1997, respectively.
(2) Weighted average shares outstanding for the period ended December 31, 1995, for the years ended December 31, 1996, 1997 and 1998 and for the three months ended December 31, 1997 have been determined as if the reorganization described in Note 3 to the Consolidated Financial Statements included elsewhere in this Prospectus occurred as of the earliest date presented. Shares issued in connection with the Company's initial public offering have been considered in determining weighted average shares outstanding only from the date they were issued. Had such shares been considered for the full periods presented, pro forma basic and diluted earnings per share for the period ended December 31, 1995 and for the years ended December 31, 1996, 1997 and 1998 and for the three months ended December 31, 1997 would be $0.12, $0.40, $0.54, $0.96 and $0.18 per share, respectively.
(3) The 53,004,882 shares used to calculate earnings per share for the three months ended December 31, 1998 reflect the actual weighted average shares outstanding for the three months ended December 31, 1998.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

Overview

    The Company is the leading market maker in Nasdaq securities, other OTC equity securities, and NYSE- and AMEX-listed equity securities in the Third Market. Through its wholly-owned subsidiary, Knight, the Company makes markets in approximately 6,700 equity securities in Nasdaq and on the NASD's OTC Bulletin Board. Through its wholly-owned subsidiary, Trimark, the Company makes markets in all NYSE- and AMEX-listed equity securities in the Third Market.

    Knight commenced Nasdaq and OTC securities market-making operations on July 24, 1995. Based on rankings published by AutEx, a widely recognized industry reporting service that provides daily trading volume and market share statistics for broker-dealer market makers, Knight was ranked first in AutEx's Nasdaq/OTC Securities rankings, with a 15.6% market share during December 1998. Knight's share volume totaled 5.7 billion, 11.2 billion and 27.4 billion, or 53%, 62% and 71% of the Company's total share volume, for the years ended December 31, 1996, 1997 and 1998, respectively. Since commencing operations in 1995, Knight's business has grown rapidly and accounted for 76%, 75% and 80% of the Company's total share volume growth during the years ended December 31, 1996, 1997 and 1998, respectively. Since the Company's acquisition of Trimark in March 1995, Trimark has also experienced significant increases in share volume. In addition, Trimark has held the #1 market share ranking in trading of NYSE- and AMEX-listed securities for over two years. Trimark's share volume totaled 5.1 billion, 6.9 billion and 11.0 billion, or 47%, 38% and 29% of the Company's total share volume for the years ended December 31, 1996, 1997 and 1998, respectively.

    The Company was organized in April 1998 for the purpose of succeeding to the business of Roundtable Partners, L.L.C. (the LLC). Concurrent with the closing of the Company's initial public offering, all of the member interests of the LLC were exchanged for shares of Class A Common Stock and Class B Common Stock of the Company. The Company received no additional consideration in connection with such conversion of member interests into shares of Common Stock. In addition, certain members of the LLC, including the Company's management, elected to receive additional shares of Class A Common Stock instead of their share of profits of the LLC. Other members of the LLC elected to receive a cash distribution, in the aggregate amount of $21,977,097, of their share of profits of the LLC. In connection with the exchange, effective July 31, 1998, Knight became the successor entity to Knight Securities, L.P., and Trimark became the successor entity to Trimark Securities, L.P. See "Certain Transactions--The Reorganization."

    Immediately prior to the reorganization of the Company from a limited liability company to a Delaware corporation in connection with the Company's initial public offering, a consortium of 27 broker-dealers or their affiliates owned 60% of the member interests of the LLC. Additionally, Brown & Company Securities Corporation (Brown), a major customer of the Company, held subordinated debt of the LLC and an option to purchase a member interest in the LLC (the Brown Option). Such broker-dealer owners (including Brown) owned 44.6% of the Company's Common Stock after the Company's initial public offering, and will own 33.9% of the Company's Common Stock after the closing of this offering. For the years ended December 31, 1996, 1997 and 1998, the broker-dealer owners were the source of 35%, 40%, and 41%, respectively of the Company's total order flow. For the years ended December 31, 1996, 1997 and 1998, aggregate payments by the Company to its broker-dealer owners for order flow equaled $46.4 million, $50.7 million and $57.1 million, respectively. For the years ended December 31, 1996 and 1997 and the period from January 1, 1998 through July 13, 1998, the date of the reorganization of the Company from a limited liability company to a corporation, aggregate payments by the Company for profit distributions to broker-dealer owners equaled $10.6 million, $13.4 million and $44.6 million, respectively. See "Certain Transactions."

    Pursuant to the limited liability company agreement of the LLC, its broker-dealer owners partially shared in the LLC profits in proportion to their equity interest and partially in proportion to the quantity of order flow they have directed to the Company. This arrangement was discontinued upon consummation of the Company's initial public offering. The broker-dealer owners no longer receive any special inducements to send order flow to the Company and are not contractually or otherwise obligated to provide the Company with any order flow. See "Risk Factors--Risks Associated with Recent Change of Our Ownership Structure."

 Revenues

    The Company's revenues consist principally of net trading revenue from market-making activities. To date, the Company has only traded equity securities, and has never traded in options, futures, forwards, swaps or other derivative instruments. Net trading revenue, which represents trading gains net of trading losses, is primarily affected by changes in trade and share volumes from customers; the Company's ability to derive trading gains by taking proprietary positions, primarily to facilitate customer transactions and, most recently, by regulatory changes, and evolving industry customs and practices. These regulatory changes and the move from securities being quoted in sixteenths rather than eighths of a dollar, which primarily occurred in 1997, have resulted in a decrease in net trading revenue per trade. The Company's net trading revenue per trade for OTC securities has historically exceeded the net trading revenue per trade for listed securities.

    In addition, the Company has expanded its focus on sales to institutional customers. OTC securities transactions with institutional customers are executed as principal, and all related profits and losses are included within net trading revenue. Listed securities transactions with institutional customers are executed on an agency basis, for which the Company earns commissions on a per share basis. The Company also receives fees for providing certain information to market data providers. Commissions and fees are primarily affected by changes in the Company's trade and share volumes in listed securities.

    The Company also earns interest income from the Company's cash and securities positions held at banks and in trading accounts at clearing brokers, net of transaction-related interest charged by clearing brokers for facilitating the settlement and financing of securities sold, not yet purchased, and interest on subordinated notes and short-term debt. Interest, net is primarily affected by the changes in cash balances held at banks and clearing brokers, and the level of securities sold, not yet purchased, and the principal amount outstanding under subordinated notes and short-term debt.

 Expenses

    The Company's operating expenses largely consist of employee compensation and benefits, payments for order flow and execution and clearance fees. A substantial portion of these expenses is variable in nature. Employee compensation and benefits expense, which is largely profitability based, fluctuates, for the most part, based on changes in net trading revenue and the Company's profitability. Payments for order flow fluctuate based on share volume, the mix of market orders and limit orders and the mix of orders received from broker-dealers compared to other institutional customers. Execution and clearance fees fluctuate primarily based on changes in trade and share volume, the mix of trades of OTC securities compared to listed securities and the clearance fees charged by clearing brokers.

    Employee compensation and benefits expense primarily consists of salaries and wages paid to administrative and customer service personnel and profitability based compensation, which includes compensation and benefits paid to market-making and sales personnel based on their individual performance, and incentive compensation paid to all other employees based on the overall profitability of the Company (Profitability Based Compensation). Profitability Based Compensation represented 79%, 78% and 80% of total employee compensation and benefits expense for the years ended December 31, 1996, 1997 and 1998, respectively. The Company has grown from 195 employees at December 31, 1996 to 317 employees and 446 employees as of December 31, 1997 and 1998, respectively. Approximately 80% of the Company's employees are directly involved in market-making, sales or customer service activities. Compensation for employees engaged in market making and sales activities, the largest component of employee compensation and benefits, is determined primarily based on a percentage of gross trading profits net of expenses including related payments for order flow, execution and clearance costs and overhead allocations. Employee compensation and benefits will, therefore, be affected by changes in payments for order flow, execution and clearance costs and the costs the Company allocates to employees engaged in market making and sales activities.

    Payments for order flow represent customary payments to broker-dealers, in the normal course of business, for directing their order flow to the Company. As a result of the new Order Handling Rules implemented by the SEC in 1997, the Company changed its order flow payment policy from paying broker-dealers for substantially all order executions, to paying broker-dealers only for orders which provide the Company with a profit opportunity. For example, the Company makes payments on market orders, but does not pay on limit orders. As a result of these changes, the average order flow payment per trade has declined.

    Execution and clearance fees primarily represent clearance fees paid to clearing brokers for OTC and listed securities, transaction fees paid to Nasdaq, and execution fees paid to third parties, primarily for executing trades in listed securities on the NYSE and AMEX and for executing orders through Electronic Communications Networks (ECNs). Execution and clearance fees are higher for listed securities than for OTC securities. Due to the Company's significant growth in share and trade volume, the Company has been able to negotiate favorable rates and volume discounts from clearing brokers and providers of execution services. As a result of these lower rates and discounts and the increase in trade volume of OTC securities as a percentage of total trade volume, execution and clearance fees per trade have decreased.

    Communications and data processing expense primarily consists of costs for obtaining stock market data and telecommunications services.

    Depreciation and amortization expense results from the depreciation of fixed assets purchased by the Company or financed under a capital lease, and the amortization of goodwill, which includes contingent consideration, resulting from the acquisition of the listed securities market-making businesses of Trimark and Tradetech Securities, L.P. (Tradetech) which the Company acquired in November 1997.

    Occupancy and equipment rentals expense primarily consists of rental payments on office and equipment leases.

    Professional fees primarily consist of fees paid to computer programming and systems consultants, as well as legal fees and other professional fees.

    Business development expense primarily consists of marketing expenses, including travel and entertainment expenses and promotion and advertising costs.

    Interest on Preferred Units represents required interest payments on the Company's Mandatorily Redeemable Preferred A and B Units at a rate approximating the Federal Funds rate. On April 15, 1998, the Company redeemed all of the remaining outstanding Preferred A Units for $12.5 million in cash. On April 15, 1998, the Company redeemed $1.2 million of Preferred B Units and, on July 17, 1998, the Company used $13.8 million of the proceeds from the Company's initial public offering to redeem all of the remaining outstanding Preferred B Units.

    Other expenses primarily consist of administrative expenses and other operating costs of the Company incurred in connection with its business growth, as well as directors fees and restricted stock granted to directors in connection with the initial public offering.

 Income Tax

    Prior to the Company's initial public offering, the Company was a limited liability company and was not subject to federal or state income taxes. Subsequent to the Reorganization, which occurred concurrently with the consummation of the Company's initial public offering, the Company became subject to federal income taxes and state income taxes in New York, New Jersey and other states. Actual income tax expense represents income taxes incurred from July 13, 1998, the date of the reorganization of the Company from a limited liability company to a corporation, through December 31, 1998 (the 1998 Post-Offering Period). The Company's effective tax rate for the 1998 Post-Offering Period and pro-forma effective tax rate for all periods prior to the 1998 Post-Offering Period differ from the federal statutory rate of 35% due to state income taxes, as well as nondeductible expenses, including the amortization of goodwill resulting from the acquisition of Trimark and a portion of business development expenses.

Results of Operations

    The following table sets forth the consolidated statement of income data for the periods indicated as a percentage of total revenues:

                                                      Year Ended December 31,
                                                      -------------------------
                                                       1996     1997     1998
                                                      -------  -------  -------
Revenues
  Net trading revenue................................    99.1%    98.8%    97.9%
  Commissions and fees...............................     0.2      0.3      1.1
  Interest, net......................................     0.7      0.9      1.0
                                                      -------  -------  -------
     Total revenues..................................   100.0    100.0    100.0
                                                      -------  -------  -------
Expenses
  Employee compensation and benefits.................    21.3     25.5     30.3
  Payments for order flow............................    37.7     29.5     23.2
  Execution and clearance fees.......................    14.0     14.1     12.8
  Communications and data processing.................     2.4      3.0      3.1
  Depreciation and amortization......................     1.6      1.9      1.7
  Occupancy and equipment rentals....................     1.0      1.2      1.6
  Professional fees..................................     0.2      0.7      1.0
  Business development...............................     0.3      0.6      0.7
  Interest on Preferred Units........................     1.1      0.9      0.2
  Other..............................................     0.6      0.5      0.6
                                                      -------  -------  -------
     Total expenses..................................    80.2     77.9     75.2
                                                      -------  -------  -------
Income before income taxes...........................    19.8     22.1     24.8
Income tax expense...................................     0.0      0.0      6.1
                                                      -------  -------  -------
Net income...........................................    19.8%    22.1%    18.7%
                                                      =======  =======  =======
Pro forma adjustment
Income before income taxes...........................    19.8     22.1     24.8
Pro forma income tax expense.........................     8.5      9.5     10.5
                                                      -------  -------  -------
Pro forma net income.................................    11.3%    12.6%    14.3%
                                                      =======  =======  =======

Years Ended December 31, 1998 and 1997

 Revenues

    Net trading revenue increased 55.5% to $348.1 million in 1998, from $223.9 million in 1997. This increase was primarily due to higher trading volume, particularly higher trade volume for OTC securities, which was offset in part by lower average net revenue per trade. Total trade volume increased 101.8% to
40.9 million trades in 1998, from 20.3 million trades in 1997. Total share volume increased 111.7% to 38.4 billion shares traded in 1998, from 18.1 billion shares traded in 1997. Average net revenue per trade decreased 23.0% to $8.51 per trade in 1998, from $11.05 per trade in 1997, principally as a result of the new Order Handling Rules, which were implemented during 1997, and the reduction in the increments by which securities are quoted.

    Commissions and fees increased 473.7% to $4.0 million in 1998, from $700,000 in 1997. This increase is primarily due to higher trade and share volumes from institutional customers in listed securities and the receipt of fees for providing certain information to market data providers.

    Interest, net increased 76.1% to $3.6 million in 1998, from $2.0 million in 1997. This increase was primarily due to larger cash balances held at banks and the Company's clearing brokers, which was offset in part by increased transaction-related interest expense resulting from a higher level of securities sold, not yet purchased and short-term debt.

 Expenses

    Employee compensation and benefits expense increased 87.1% to $108.0 million in 1998, from $57.7 million in 1997. As a percentage of net trading revenue, employee compensation and benefits expense increased to 31.0% in 1998, from 25.8% in 1997. The increase on a dollar basis and as a percentage of net trading revenue was primarily due to increases in gross trading profits, decreases in payments for order flow and execution and clearance costs and growth in the number of employees. Due to increased net trading revenue and profitability, Profitability Based Compensation increased 91.6% to $86.2 million in 1998, from $45.0 million in 1997. The number of employees increased to 446 employees as of December 31, 1998, from 317 employees as of December 31, 1997.

    Payments for order flow increased 23.3% to $82.5 million in 1998, from $66.9 million in 1997. As a percentage of net trading revenue, payments for order flow decreased to 23.7% in 1998 from 29.9% in 1997. The increase in payments for order flow on a dollar basis was primarily due to a 111.7% increase in shares traded in 1998 to 38.4 billion shares, up from 18.1 billion in 1997. The decrease in payments for order flow as a percentage of total revenue resulted from changes in the Company's order flow payment policy, changes in the mix of market orders versus limit orders, and changes in customer mix. Payments for order flow made to broker-dealer owners represented 69.3% of total payments for order flow in 1998, a decrease from 75.7% in 1997.

    Execution and clearance fees increased 42.1% to $45.6 million in 1998, from $32.1 million in 1997. As a percentage of net trading revenue, execution and clearance fees decreased to 13.1% in 1998 from 14.3% in 1997. The increase on a dollar basis was primarily due to a 101.8% increase in trades in 1998, which was offset, in part, by a decrease in clearance rates charged by clearing brokers, and growth in the volume of OTC securities transactions, which have lower execution costs than transactions in listed securities. The decrease in execution and clearance fees as a percentage of net trading revenue was primarily due to the decrease in clearance rates charged by clearing brokers, and growth in the volume of OTC securities transactions.

    Communications and data processing expense increased 59.6% to $10.9 million in 1998, from $6.8 million in 1997. This increase was generally attributable to higher trading volumes and an increase in the number of employees.

    Depreciation and amortization expense increased 39.1% to $5.9 million in 1998, from $4.2 million in 1997. This increase was primarily due to the purchase of approximately $8.9 million of additional fixed assets and leasehold improvements during 1998 and the amortization of goodwill related to the acquisition of the listed securities market-making businesses of Trimark and Tradetech.

    Occupancy and equipment rentals expense increased 116.2% to $5.7 million in 1998, from $2.7 million in 1997. This increase was primarily attributable to additional office space and increased computer equipment lease expense. The Company occupied 80,718 square feet of office space at December 31, 1998, up from 56,351 square feet of office space at December 31, 1997.

    Professional fees increased 112.3% to $3.4 million in 1998, up from $1.6 million in 1997. This increase was primarily due to increased consulting expenses related to the Company's investments in technology, as well as legal fees and other professional fees.

    Business development expense increased 60.1% to $2.3 million in 1998, from $1.5 million in 1997. This increase was primarily the result of higher travel and entertainment costs consistent with the growth in the business of the Company and its focus on the institutional sales business.

    Interest on Preferred Units decreased 63.2% to $715,000 in 1998, from $1.9 million in 1997. This decrease is primarily due to the Company's redemption of all of the remaining Preferred A and B Units during 1998.

    Other expenses increased 96.7% to $2.3 million in 1998, from $1.2 million in 1997. This was primarily the result of directors fees, stock granted to directors in connection with the initial public offering and increased administrative expenses and other operating costs of the Company in connection with its overall business growth.

 Income Tax

    Pro forma income tax expense was determined using effective tax rates of 42.5% and 43% for 1998 and 1997, respectively.

Years Ended December 31, 1997 and 1996

 Revenues

    Net trading revenue increased 22.0% to $223.9 million in 1997, from $183.5 million in 1996. This increase was primarily due to higher trading volume, particularly higher trade volume for OTC securities, which was offset in part by lower average net revenue per trade. Total trade volume increased 74.7% to
20.3 million trades in 1997, from 11.6 million trades in 1996. Total share volume increased 68.5% to 18.1 billion shares traded in 1997, from 10.8 billion shares traded in 1996. Average net revenue per trade decreased 30.2% to $11.05 per trade in 1997, from $15.82 per trade in 1996, principally as a result of the new Order Handling Rules, which were implemented during 1997, and the reduction in the increments by which securities are quoted.

    Commissions and fees increased 78.7% to $705,000 in 1997 from $394,000 in 1996. This increase is primarily due to higher trade and share volumes from institutional customers in listed securities.

    Interest, net increased 59.0% to $2.0 million in 1997, from $1.3 million in 1996. This increase was primarily due to larger cash balances held at banks and the Company's clearing brokers, which was offset in part by increased transaction-related interest expense resulting from a higher level of securities sold, not yet purchased.

 Expenses

    Employee compensation and benefits expense increased 46.1% to $57.7 million in 1997, from $39.5 million in 1996. As a percentage of net trading revenue, employee compensation and benefits expense increased to 25.8% in 1997, from 21.5% in 1996. The increase on a dollar basis and as a percentage of net trading revenue was primarily due to increases in gross trading profits, decreases in payments for order flow and growth in the number of employees. Due to increased net trading revenue and profitability, Profitability Based Compensation increased 44.2% to $45.0 million in 1997, from $31.2 million in 1996. The number of employees increased to 317 employees as of December 31, 1997, from 195 employees as of December 31, 1996.

    Payments for order flow decreased 4.2% to $66.9 million, from $69.8 million in 1996. As a percentage of net trading revenue, payments for order flow decreased to 29.9% in 1997, as compared to 38.0% in 1996. The decrease in payments for order flow on a dollar basis and as a percentage of total revenue resulted from changes in the Company's order flow payment policy, changes in the mix of market orders versus limit orders, and changes in customer mix. Payments for order flow made to broker-dealer owners and subordinated note holders represented 75.7% of total payments for order flow in 1997, from 66.4% in 1996.

    Execution and clearance fees increased 24.1% to $32.1 million in 1997, from $25.8 million in 1996. As a percentage of net trading revenue, execution and clearance fees remained relatively constant and were 14.3% of net trading revenue in 1997 and 14.1% of net trading revenue in 1996. The increase on a dollar basis was primarily due to increased trade volume, which was offset, in part, by a decrease in clearance rates charged by clearing brokers, and growth in the volume of OTC securities transactions, which have lower execution costs than transactions in listed securities. The increase in execution and clearance fees as a percentage of net trading revenue was primarily due to the decrease in the average net trading revenue per trade.

    Communications and data processing expense increased 56.2% to $6.8 million in 1997, from $4.4 million in 1996. This increase was generally attributable to higher trading volumes, and an increase in the number of employees.

    Depreciation and amortization expense increased 42.0% to $4.2 million in 1997, from $3.0 million in 1996. This increase was primarily due to the purchase of approximately $4.8 million of additional fixed assets and leasehold improvements during 1997 and the amortization of goodwill related to the acquisition of the listed securities market-making business of Trimark.

    Occupancy and equipment rentals expense increased 49.6% to $2.7 million in 1997, from $1.8 million in 1996. This increase was primarily attributable to additional office space and increased computer equipment lease expense. The Company occupied 56,351 square feet of office space at December 31, 1997, up from 47,598 square feet of office space at December 31, 1996.

    Professional fees increased 325.0% to $1.6 million in 1997, up from $379,000 in 1996. This increase was primarily due to increased consulting expenses related to the Company's investments in technology.

    Business development expense increased 134.1% to $1.5 million in 1997, from $623,000 in 1996. This increase was primarily the result of higher travel and entertainment costs consistent with the growth in the business of the Company.

    Interest on Preferred Units decreased 7.2% to $1.9 million in 1997, from $2.1 million in 1996. This decrease was primarily due to the redemption and retirement of 1,022,208 Preferred A Units by the Company in April 1997 for $10.2 million.

    Other expenses increased 13.2% to $1.2 million in 1997, from $1.0 million in 1996. This was primarily the result of increased office expenses and other operating costs of the company in connection with its business growth.

 Income Tax

    Pro forma income tax expense was determined using an effective tax rate of 43% for 1997 and 1996.

Consolidated Quarterly Results

    The following table sets forth certain unaudited consolidated quarterly statement of income data, such data as a percentage of total revenues and certain unaudited consolidated quarterly operating data for the years ended December 31, 1997 and 1998. In the opinion of the Company's management, this unaudited information has been prepared on substantially the same basis as the consolidated financial statements appearing elsewhere in this prospectus and includes all adjustments (consisting of normal recurring adjustments) necessary to present fairly the unaudited consolidated quarterly data. The unaudited consolidated quarterly data should be read in conjunction with the audited consolidated financial statements and notes thereto appearing elsewhere in this prospectus. The results for any quarter are not necessarily indicative of results for any future period.

                                                        Quarter Ended
                          ------------------------------------------------------------------------------
                          Mar. 31,  June 30,  Sept. 30, Dec. 31,  Mar. 31,  June 30,  Sept. 30, Dec. 31,
                            1997      1997      1997      1997      1998      1998      1998      1998
                          --------  --------  --------- --------  --------  --------  --------- --------
                                                        (in thousands)
Revenues
 Net trading revenue....  $50,425   $49,410    $57,831  $66,257   $62,967   $80,094    $89,962  $115,076
 Commissions and fees...       57       246        229      169        40       156      1,351     2,496
 Interest, net..........      496       435        510      598       526       297      1,062     1,707
                          -------   -------    -------  -------   -------   -------    -------  --------
   Total revenues.......   50,978    50,091     58,570   67,024    63,533    80,547     92,375   119,279
                          -------   -------    -------  -------   -------   -------    -------  --------
Expenses
 Employee compensation
  and benefits..........   12,013    12,492     15,034   18,178    16,168    23,323     28,323    40,189
 Payments for order
  flow..................   18,129    16,841     16,136   15,806    16,257    19,503     20,351    26,402
 Execution and
  clearance fees........    6,411     6,873      8,576   10,209    10,241    10,189     11,773    13,361
 Communications and
  data processing.......    1,319     1,721      1,832    1,937     2,170     2,470      3,020     3,209
 Depreciation and
  amortization..........      936     1,062      1,083    1,143     1,291     1,344      1,516     1,727
 Occupancy and
  equipment rentals.....      537       565        666      889     1,082     1,314      1,585     1,764
 Professional fees......      109       440        566      498       263       711      1,256     1,193
 Business development...      245       432        321      462       377       612        607       741
 Interest on Preferred
  Units.................      604       477        435      425       416       262         37         0
 Other..................      256       297        294      340       484       362        824       664
                          -------   -------    -------  -------   -------   -------    -------  --------
   Total expenses.......   40,559    41,200     44,943   49,887    48,749    60,090     69,292    89,250
                          -------   -------    -------  -------   -------   -------    -------  --------
Income before income
  taxes.................   10,419     8,891     13,627   17,137    14,784    20,457     23,083    30,029
Income tax expense/pro
 forma income tax
 expense (1)............    4,480     3,823      5,860    7,369     6,357     8,797      9,926    12,492
                          -------   -------    -------  -------   -------   -------    -------  --------
Net income/pro forma net
  income................  $ 5,939   $ 5,068    $ 7,767  $ 9,768   $ 8,427   $11,660    $13,157  $ 17,537
                          =======   =======    =======  =======   =======   =======    =======  ========
Revenues
 Net trading revenue....     98.9%     98.6%      98.7%    98.9%     99.1%     99.4%      97.4%     96.5%
 Commissions and fees...      0.1       0.5        0.4      0.2       0.1       0.2        1.5       2.1
 Interest, net..........      1.0       0.9        0.9      0.9       0.8       0.4        1.1       1.4
                          -------   -------    -------  -------   -------   -------    -------  --------
   Total revenues.......    100.0     100.0      100.0    100.0     100.0     100.0      100.0     100.0
                          -------   -------    -------  -------   -------   -------    -------  --------
Expenses
 Employee compensation
  and benefits..........     23.6      24.9       25.7     27.1      25.4      29.0       30.7      33.7
 Payments for order
  flow..................     35.6      33.6       27.5     23.6      25.6      24.2       22.0      22.1
 Execution and
  clearance fees........     12.6      13.7       14.6     15.2      16.1      12.6       12.7      11.2
 Communications and
  data processing.......      2.6       3.4        3.1      2.9       3.4       3.1        3.3       2.7
 Depreciation and
  amortization..........      1.8       2.1        1.8      1.7       2.0       1.7        1.6       1.4
 Occupancy and
  equipment rentals.....      1.0       1.1        1.2      1.3       1.7       1.6        1.7       1.5
 Professional fees......      0.2       1.0        1.0      0.7       0.4       0.9        1.4       1.0
 Business development...      0.5       0.9        0.5      0.7       0.6       0.8        0.7       0.6
 Interest on Preferred
  Units.................      1.2       1.0        0.8      0.6       0.7       0.3        0.0       0.0
 Other..................      0.5       0.6        0.5      0.6       0.8       0.4        0.9       0.6
                          -------   -------    -------  -------   -------   -------    -------  --------
   Total expenses.......     79.6      82.3       76.7     74.4      76.7      74.6       75.0      74.8
                          -------   -------    -------  -------   -------   -------    -------  --------
Income before income
  taxes.................     20.4      17.7       23.3     25.6      23.3      25.4       25.0      25.2
Income tax expense/pro
 forma income tax
 expense (1)............      8.8       7.6       10.0     11.0      10.0      10.9       10.8      10.5
                          -------   -------    -------  -------   -------   -------    -------  --------
Net income/pro forma net
  income................     11.6%     10.1%      13.3%    14.6%     13.3%     14.5%      14.2%     14.7%
                          =======   =======    =======  =======   =======   =======    =======  ========
Other Operating Data
Total shares traded (in
 millions)..............    3,393     3,594      5,025    6,111     7,406     9,477      9,471    12,018
Total trades executed...    3,780     4,141      5,550    6,793     7,572     9,016     10,510    13,796
Average daily trades....       63        65         88      103       124       143        164       216
Average daily net
 trading revenues.......  $   840   $   772    $   918  $ 1,004   $ 1,032   $ 1,271    $ 1,406  $  1,798

--------

(1) Before the Company's initial public offering, the Company was a limited liability company and was not subject to income taxes. For the six quarters ended June 30, 1998, pro forma income taxes were computed based on an effective tax rate of 43%. Of the $9,926 in income taxes for the quarter ended September 30, 1998, $667 represents pro forma income taxes for the period from July 1, 1998 through July 12, 1998, and $9,259 represents actual income taxes for the period from July 13, 1998 through September 30, 1998. The entire income tax amount of $12,492 for the quarter ended December 31, 1998 represents actual income taxes. See Note 12 of the Notes to the Consolidated Financial Statements.

    The Company has recently experienced a significant increase in its trading volume. The Company believes that this increase in trading volume has been largely due to a very high level of retail demand by on-line investors for Internet-related securities. This high retail demand for Internet-related securities has resulted in unprecedented fluctuations and volatility in such securities. These fluctuations have had a direct impact on the Company's operating results and have, on occasion, caused significant fluctuations in the Company's intra-day profits and losses. The continued volatility in the securities markets, particularly in Internet-related securities, could result in significant trading losses and, therefore, could have a material effect on its business, financial condition and operating results.

    The Company has experienced and expects to continue to experience, significant fluctuations in quarterly operating results as a result of a variety of factors, including the value of the Company's securities positions and the Company's ability to manage the risks attendant thereto, the volume of its market-making activities, volatility in the securities markets, its ability to manage personnel, overhead and other expenses, the amount of revenue derived from limit orders as a percentage of total revenues, changes in payments for order flow, clearing costs, the addition or loss of sales and trading professionals, regulatory changes, the amount and timing of capital expenditures, the incurrence of costs associated with acquisitions and general economic conditions. The Company's expense structure is based on historical expense levels and the levels of demand for the Company's market-making services. If demand for the Company's market-making services declines and the Company is unable to adjust its cost structure on a timely basis, it could have a material adverse effect on the Company's business, financial condition and operating results. The Company has experienced, and may experience in the future, significant seasonality in its business. The Company has historically experienced an increase in revenues in the fourth quarter of the year, which the Company believes is due, in large part, to higher trading volumes in the securities markets at year end. The Company believes that this seasonal trend will continue for the foreseeable future and that the Company's business, financial condition and operating results may be affected by such trends in the future.

    Due to all of the foregoing factors, period-to-period comparisons of the revenues and operating results of the Company are not necessarily meaningful and such comparisons cannot be relied upon as indicators of future performance. There also can be no assurance that the Company will be able to sustain the rates of revenue growth that it has experienced in the past, that it will be able to improve its operating results or that it will be able to sustain its profitability on a quarterly basis. See "Risk Factors--Our Business is Highly Volatile; Our Quarterly Results May Fluctuate Significantly."

Liquidity

    Historically, the Company has financed its business primarily through cash generated by operations, as well as the proceeds from its initial public offering, the private placement of preferred and common units and borrowings under subordinated notes. As of December 31, 1998, the Company had $358.9 million in assets, 91% of which consisted of cash or assets readily convertible into cash (principally receivables from clearing brokers and securities owned). Receivables from clearing brokers include interest bearing cash balances held with clearing brokers, net of amounts related to securities transactions that have not yet reached their contracted settlement date, which is generally within three business days of the trade date. Securities owned principally consist of equity securities which trade in Nasdaq and on the NYSE and AMEX markets.

    Pro forma net income plus depreciation and amortization was $56.7 million, $32.8 million and $23.9 million during 1998, 1997 and 1996, respectively. Depreciation and amortization expense, which related to fixed assets and goodwill, was $5.9 million, $4.2 million and $3.0 million during 1998, 1997 and 1996, respectively. Capital expenditures were $8.9 million in 1998, $4.4 million in 1997 and $3.9 million in 1996, or 2.5%, 2.3% and 2.1% of total revenues in each year, respectively. Capital expenditures in 1998 primarily related to the purchase of data processing and communications equipment, as well as leasehold improvements and additional office facilities to support the Company's growth. Additionally, the Company made cash payments of $4.1 million, $2.4 million and $1.4 million in 1998, 1997 and 1996, respectively, in connection with its acquisitions of the listed securities market-making businesses of Trimark in 1995 and Tradetech in 1997. The Company's aggregate minimum rental commitments for 1999 are $5.8 million, and it expects that it will incur $9 million of capital expenditures during 1999, which expenditures will be incurred for substantially similar purposes to those referenced above for 1998. The Company anticipates that it will meet its 1999 capital expenditure needs out of operating cash flows.

    As registered broker-dealers and market makers, Knight and Trimark are subject to regulatory requirements intended to ensure the general financial soundness and liquidity of broker-dealers and requiring the maintenance of minimum levels of net capital, as defined in SEC Rule 15c3-1 ($1.9 million and $1.0 million, respectively as of December 31, 1998). These regulations also prohibit a broker-dealer from repaying subordinated borrowings, paying cash dividends, making loans to its parent, affiliates or employees, or otherwise entering into transactions which would result in a reduction of its total net capital to less than 120.0% of its required minimum capital. Moreover, broker-dealers, including Knight and Trimark, are required to notify the SEC prior to repaying subordinated borrowings, paying dividends and making loans to its parent, affiliates or employees, or otherwise entering into transactions, which, if executed, would result in a reduction of 30.0% or more of their excess net capital (net capital less minimum requirement). The SEC has the ability to prohibit or restrict such transactions if the result is detrimental to the financial integrity of the broker-dealer. At December 31, 1998, Knight had net capital of $81.0 million, which was $79.1 million in excess of its required net capital of $1.9 million and Trimark had net capital of $28.5 million, which was $27.5 million in excess of its required net capital of $1.0 million.

    The Company used a portion of its capital resources before its initial public offering to pay interest on its issued and outstanding Mandatorily Redeemable Preferred A and B Units, and to make quarterly distributions to its members to meet their estimated income tax obligations on their share of the Company's taxable income. The Preferred A and B Units bore interest at a rate approximating the Federal Funds rate. The Preferred A Units were redeemed and retired in their entirety in April 1998 for approximately $12.5 million in cash. In April 1998, the Company redeemed a portion of the Preferred B Units for approximately $1.2 million in cash. The Company used $13.8 million of the proceeds of its initial public offering to redeem all of the remaining outstanding Preferred B Units on July 17, 1998.

    PaineWebber Capital Inc., an affiliate of PaineWebber Incorporated, loaned $30.0 million to the LLC pursuant to a loan agreement dated as of June 19, 1998 (the PaineWebber Loan). The LLC used the proceeds from the PaineWebber Loan to make distributions of undistributed profits to the members of the LLC prior to the reorganization of the Company from a limited liability company to a Delaware corporation immediately prior to the Company's initial public offering. In connection with the dissolution of the LLC, the Company assumed all of the LLC's obligations under the PaineWebber Loan. The Company subsequently repaid the entire loan from its operating cash flows, making principal pre-payments of $5.0 million, $9.0 million, $6.0 million and $10.0 million on September 15, 1998, October 20, 1998, December 15, 1998 and January 19, 1999, respectively.

    The Company and its subsidiaries currently anticipate that net proceeds from this offering together with their available cash resources and credit facilities will be sufficient to meet their anticipated working capital and capital expenditure requirements for at least the next 12 months.

    On October 8, 1998, the Company's Board of Directors approved a program to repurchase, over a period of up to eighteen months, up to 3 million shares of the Company's outstanding Class A Common Stock up to a total aggregate amount not to exceed $20 million. The Company may repurchase shares from time to time in the open market or through privately negotiated transactions, depending on prevailing market conditions, alternative use of capital and other factors. To date, the Company has not repurchased any shares under this program.

Market Risk

    On January 28, 1997, the SEC adopted new rules (Securities Act Release No.
7386) that require disclosures about the policies used to account for derivatives, and certain quantitative and qualitative information about market risk exposures. Since its inception, neither the Company nor its subsidiaries has traded or otherwise transacted in derivatives.

    In the normal course of its market-making business, the Company maintains inventories of exchange-listed and OTC securities. The fair value of these securities at December 31, 1998 and 1997 was $100.5 million and $61.7 million, respectively, in long positions and $108.9 million and $21.1 million, respectively, in short positions. The potential change in fair value, using a hypothetical 10.0% decline in prices, is estimated to be a $0.8 million gain and a $4.0 million loss as of December 31, 1998 and 1997, respectively, due to the offset of losses in long positions with gains in short positions.

    For working capital purposes, the Company invests in money market funds or maintains interest bearing balances in its trading accounts with clearing brokers, which are classified as cash equivalents and receivable from clearing brokers, respectively, in the consolidated statement of financial condition. These amounts do not have maturity dates or present a material market risk, as the balances are short-term in nature and subject to daily repricing.

Year 2000 Compliance

    Many currently installed computer systems and software products are coded to accept or recognize only two digit entries in the date code field. These systems and software products will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, computer systems and/or software used by many companies and governmental agencies may need to be upgraded to comply with such Year 2000 requirements or risk system failure or miscalculations causing disruptions of normal business activities.

    State of Readiness. The Company has made an assessment of the Year 2000 readiness of its trading-related, communications and data processing systems. The Company's readiness plan consists of (1) quality assurance testing of its main trading-related systems including all customer interfaces and links to exchanges and utilities; (2) contacting third-party vendors and licensors of material hardware, software and services that are both directly and indirectly related to the main trading systems; (3) contacting vendors of critical non-trading related communications and data processing systems; (4) assessment of repair or replacement requirements; (5) repair or replacement; (6) implementation; and (7) creation of contingency plans in the event of Year 2000 failures. Additionally, the Company participated in the Securities Industry Association (SIA) "streetwide" testing in June 1998 and plans to participate in the March 1999 SIA test. The Company presently believes that its main trading-related systems are currently Year 2000 compliant. The Company will require vendors of material hardware and software components of its IT systems to provide assurances of their Year 2000 compliance. The Company plans to complete this process during the first half of 1999. The Company is currently assessing the materiality of its non-IT systems and will seek assurances of Year 2000 compliance from providers of material non-IT systems. Until such testing is complete and such vendors and providers are contacted, the Company will not be able to completely evaluate whether its IT systems or non-IT systems will need to be revised or replaced.

    Costs. To date, the Company has incurred approximately $350,000 in costs in connection with identifying and evaluating Year 2000 compliance issues. Most of its expenses have related to, and are expected to continue to relate to, the operating costs associated with time spent by employees in the evaluation process and Year 2000 compliance matters generally. At this time, the Company estimates that the total cost of the Year 2000 project to be approximately $500,000. Although the Company does not anticipate that any additional amounts above this estimate will be material, such expenses, if higher than anticipated, could have a material adverse effect on the Company's business, financial condition and operating results.

    Risks. The Company is not currently aware of any Year 2000 compliance problems relating to its main trading-related, communications or data processing systems that would have a material adverse effect on the Company's business, financial condition and operating results, without taking into account the Company's efforts to avoid or fix such problems. There can be no assurance that the Company will not discover Year 2000 compliance problems that will require substantial revisions. In addition, there can be no assurance that third-party software, hardware or services incorporated into the Company's systems will not need to be revised or replaced, all of which could be time consuming and expensive. The failure of the Company to fix its main trading-related, communications or data processing systems or to fix or replace third-party software, hardware or services on a timely basis could result in lost revenues, increased operating costs, the loss of customers and other business interruptions, any of which could have a material adverse effect on the Company's business, financial condition and operating results. Moreover, the failure to adequately address Year 2000 compliance issues in its main trading-related, communications or data processing systems could result in litigation, which could be costly and time-consuming to defend.

    In addition, there can be no assurance that governmental agencies, utility companies, securities exchanges, Internet access companies, third-party service providers and others outside the Company's control will be Year 2000 compliant. The failure by such entities to be Year 2000 compliant could result in a systemic failure beyond the control of the Company, such as a prolonged Internet, telecommunications or electrical failure, which could also prevent the Company from delivering its services to its customers and could have a material adverse effect on the Company's business, results of operations and financial condition.

    Contingency Plan. As discussed above, the Company is engaged in an ongoing Year 2000 assessment and has not yet developed a contingency plan. The results of the Company's SIA testing and the responses received from third-party vendors, service providers and customers will be taken into account in determining the nature and extent of any contingency plans.

Recently Issued Accounting Standards

    In February 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 132, Employers Disclosures about Pensions and Other Postretirement Benefits an amendment of FASB No. 87, 88 and 106, which provides accounting and reporting standards for employers' disclosures about pension and other postretirement benefit plans. The Company adopted SFAS No. 132 on its effective date of January 1, 1998. The adoption of the provisions of these standards did not have a material impact on the Company's financial statements.

    In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. The Company anticipates it will adopt the provisions of SFAS No. 133 effective June 15, 1999. The Company believes the adoption of these provisions will not have a material impact on the Company's financial statements.

                                    BUSINESS

Overview

    The Company is the leading market maker in Nasdaq securities, other OTC equity securities and NYSE- and the AMEX-listed equity securities in the Third Market. The Company has attained this leadership position by providing best execution services to broker-dealers and institutional customers through its sophisticated trading systems and proprietary methods. Through its wholly-owned subsidiary, Knight Securities (Knight), the Company makes markets in approximately 6,700 equity securities in Nasdaq and on the NASD's OTC Bulletin Board. The Company, through its wholly-owned subsidiary, Trimark Securities (Trimark), makes markets in all NYSE- and AMEX-listed equity securities in the Third Market.

    Since the beginning of 1997, Knight and Trimark have significantly increased their market share of trading volume in each of their respective markets. According to AutEx, Knight's advertised share volume in Nasdaq increased from 614.7 million shares representing 4.4% of total market share (or a rank of 6th overall) for the month of January 1997 to 3.2 billion shares representing 15.57% of total market share (or a rank of 1st overall) for the month of December 1998. According to the NASD, Trimark's reported share volume of the NYSE-listed securities increased from 234.3 million shares representing 21.2% of total NYSE Third Market volume (or a rank of 1st overall) in January 1997 to 644.0 million shares representing 40.4% of total NYSE Third Market volume (or a rank of 1st overall) in December 1998. Trimark's reported share volume of AMEX-listed securities increased from 40.3 million shares representing 51.4% of total AMEX Third Market volume (or a rank of 1st overall) in January 1997, to 65.7 million shares representing 61.7% of total AMEX Third Market volume (or a rank of 1st overall) in December 1998.

Industry Background

    During recent years, the U.S. market for equity securities has experienced dramatic growth in trading volumes. The average daily volume of securities traded in Nasdaq increased from 225.0 million shares in December 1992 to 867.1 million shares in December 1998. The average daily volume of securities traded on the NYSE increased from 222.2 million shares in December 1992 to 692.8 million shares in December 1998. During this period, the average daily trading volume of the Third Market, which consists of trading in NYSE- and AMEX-listed securities in the OTC market, also increased significantly. The increase in trading volume has resulted from a number of factors, including:

    .increased cash flows into equity-based mutual funds;
    .historic high returns in U.S. equity markets;
    .the emergence and rapid growth of on-line discount brokers;
    .technological innovations, such as the emergence of the Internet; and .reduced transaction costs.

    In addition, due to favorable market conditions, companies have increasingly raised capital through the U.S. equity markets, which has resulted in a significant increase in the number of companies that are quoted in Nasdaq or listed on the NYSE. At December 31, 1998, there were approximately 5,100 and 3,114 companies, respectively, quoted in Nasdaq and listed on the NYSE, as compared to approximately 4,100 and 2,008 at December 31, 1992.

    The retail brokerage business has been impacted by advances in technology that have provided new and inexpensive means for individual investors to access and participate in the market for equity securities. For example, the Internet has facilitated individual investors' access to market information and has significantly reduced transaction costs. The proliferation of Internet brokers has resulted in dramatically lowered commissions charged for trading securities. While handling an increasing number of trades for a wide range of securities, Internet brokers provide more immediate access to the market place than many other retail brokers. Additionally, mutual funds and other institutional investors are also demanding better execution of their trades and are seeking to reduce trading costs. The Internet brokerage business model and the demands of institutional investors have forced traditional brokers to change their approach to their business and seek ways to manage increased trading volumes while providing improved trade execution and reducing costs.

    These changes have caused significant pressure on market makers, a critical and lesser known part of the securities industry. Market makers typically provide trade executions by offering to buy securities from, or sell securities to, broker-dealers and institutional investors. Firms that have elected to make a market in a security display the price at which they are willing to buy (bid) or sell (ask) these securities and adjust their bid and ask prices in response to the forces of supply and demand for each security. Market makers are either a department within larger, diversified securities firms or independent businesses. The internal market-making departments of securities firms often are limited in their ability to handle significant trading volumes in a broad range of securities. Most discount brokers and on-line brokers do not have internal market-making functions and, accordingly, rely entirely on independent market makers for trade execution.

    A market maker typically acts as principal and derives most of its revenues from the difference between the price paid when a security is bought and the price received when that security is sold. In the past, market makers relied on the spreads between bid and ask prices to ensure profitability and built cost structures based on these spreads. However, changes in regulations governing the securities industry and, to a lesser extent, the quoting of sixteenths rather than eighths of a dollar, have dramatically reduced average spreads. Implemented in January 1997, the SEC's Limit Order Display Rule requires the display or execution of customer limit orders (orders to buy or sell stock at a particular price) that (1) are priced better than a market maker's quote or (2) in certain circumstances add to the size associated with the market maker's quote when the market maker is at the best price in the market. The Limit Order Display Rule enables investors to advertise directly their trading interest to the market, thereby allowing them to compete with market maker quotes and affect the size of bid-ask spreads. Additional regulations adopted by the NASD require market makers to fill a customer's limit order before their own trades. Since the implementation of the Limit Order Display Rule and the move to trading in sixteenths of a dollar, Nasdaq and NYSE spreads have each significantly decreased. Spreads could further decline if Nasdaq adopts proposed regulations under which securities would be traded in decimals rather than in fractions.

    In this new narrower spread environment, maintaining profitability has become extremely difficult for many traditional market makers. At the same time, market makers have become subject to an increasing demand for better execution standards and improved customer service. To meet these demands and remain competitive, market makers have been forced to reexamine their traditional spread-based approach to market making and to make extensive technological and human resource investments. To leverage these large investments and to remain profitable, market makers must execute a larger volume of trades and maintain increased inventory positions. However, the significant increases in trading volumes are only a benefit for the market maker if its cost per trade is lower than its revenues per trade and if the market maker is able to manage the risks associated with larger inventory positions.

    In response to these challenges, traditional brokerage firms are increasingly electing to focus on their core competencies and to outsource their market-making functions to independent market makers. In addition, Internet brokers, who are handling increased trading volume, also utilize independent market makers. According to AutEx, in December 1998, the three largest independent market makers represented a combined market share of 28% of the trading volumes of OTC equity securities, up from 17% in March 1997. Similarly, according to the NASD, in December 1998 the three largest Third Market trading firms represented a combined market share of 56% of the Third Market volume in NYSE-listed equity securities compared to 42% in June 1997. The three largest Third Market trading firms in AMEX-listed securities represented a combined market share of 59% in December 1998 compared to 55% in June 1997. While large volumes of trading provides an opportunity to spread fixed costs over a larger number of trades, net profit per trade has declined. In addition, significant volatility in equity markets, particularly in Internet stocks, has led to significant fluctuations in the profitability in trading such stocks for market makers. In response to tightening spreads and increasing volatility in the equity markets, certain market makers are seeking new trading methodologies to identify and take advantage of the profit opportunities represented by each trade. These market makers are also seeking to increase the number of buy and sell orders that they receive (order flow) which, in turn, will provide increased trading profit opportunities. These market makers require efficient and sophisticated systems and risk management practices and personnel with the requisite expertise to deliver superior trade execution and customer service, while handling increased order flow and maintaining low costs per trade.

The Knight/Trimark Solution

    The Company is the leading market maker in Nasdaq securities, other OTC equity securities and equity securities listed on the NYSE and the AMEX in the Third Market. The Company has attained a leadership position by providing best execution services to broker-dealer and institutional customers through its sophisticated trading systems and proprietary methods. Pursuant to the NASD Conduct Rules, best execution requires broker-dealers to buy and sell securities in a manner that provides the customers with a price as favorable as possible under prevailing market conditions. Through Knight, the Company makes markets in approximately 6,700 equity securities in Nasdaq and on the NASD's OTC Bulletin Board. The Company, through Trimark, makes markets in all NYSE-and AMEX-listed equity securities in the Third Market. The Company is committed to providing a value-added execution methodology that emphasizes automated execution and rule compliance, real-time information access to customers and pricing plus liquidity advantages based upon the Company's willingness to commit capital. While most of the Company's trades are automatically executed electronically, automatic execution is highly dependent on the determination and manual entry of bid-ask prices by traders. Furthermore, the Company's trading revenues depend significantly on the management of inventory by its skilled and experienced trading professionals. The main elements of the Company's solution include:

  .Superior Execution and Enhanced Liquidity. The Company has implemented a variety of best execution practices that provide its customers with significantly enhanced liquidity. These practices include the following:

 Knight

    --Knight provides guaranteed, automated, electronic, continuous execution at the National Best Bid or Offer (NBBO) or better for over 4,800 Nasdaq securities in which it makes markets for orders of up to 1,000-2,000 shares on quotes as low as 100 shares.

    --Knight guarantees to execute, at the opening NBBO, all market-eligible orders it has received before 9:25 a.m. for all issues in which it makes a market, up to an aggregate of 250,000 shares.

    --Knight guarantees that it will execute trades at the opening NBBO for substantially all Nasdaq initial public offerings, up to an aggregate of 250,000 shares.

    --Knight has considerable expertise in handling large trades and, in December 1998, it executed 59,256 trades of 5,000 shares or greater.

    --Knight was the first market maker to accept stop orders on all Nasdaq stocks. A stop order is an order to buy/sell a security immediately if the security's market price falls/rises to a specified price.

    To address the recent volatility in the equity markets, particularly attributable to companies that sell products or services via the Internet, Knight has established certain procedures that enable it to reduce or suspend its automatic execution guarantees during periods of abnormal volatility and volume in a particular stock or group of stocks. See "--Risk Management."

 Trimark

    --Trimark guarantees to provide automated, electronic, continuous execution in every NYSE- and AMEX-listed equity security at the NBBO for all orders eligible for automated execution.

    --Trimark accepts all orders that can be sent to a primary exchange, i.e., short sale, all or none, or stop order.

    --Trimark provides execution for orders up to 5,000 shares at the NBBO regardless of the quote's size for a select group of approximately 500 of the most actively traded stocks.

    --Trimark not only guarantees the customer's market order to receive the best price available on any exchange or by any competing market maker, but Trimark frequently delivers that price for many more shares than advertised if requested by a customer.

    --Trimark offers various proprietary features such as limit order protection (based on the primary exchange price) and price improvement guarantees.

  .Sophisticated Trading Technology. The Company relies on sophisticated technology to facilitate its market-making activities. Knight uses the Brass trading system under license from Automated Securities Clearance, Ltd. (ASC). Brass is used by over 130 market makers. Knight is one of only three Brass users to run Brass on its own computers with its own personnel, while other market makers use ASC as a service bureau. Trimark employs a TCAM/Appletree trading system. The Company has made significant investments in its technology platform and infrastructure since its inception. The Company's trading systems are augmented by software applications that enable the processing of a large volume of order flow efficiently, without diminishing speed of execution. Knight's systems are designed to process up to 500,000 trades per day and in December 1998 handled an average of 170,000 trades per day. Trimark's systems are designed to process up to 150,000 trades per day and in December 1998 handled an average of 75,000 trades per day. The Company continues to invest in technology to enhance further its processing capability.

  .Proprietary Trading Methods. The Company's net trading revenues are dependent on its ability to evaluate and act rapidly on market trends and manage risk successfully. The Company's methodology focuses on the dynamic, real time analysis of market activity and price movements, which enables the Company to manage risk better. Throughout the business day, the Company continually analyzes its trading positions in individual securities and monitors its short and long positions and its aggregate profits and losses. Management uses this information to assess market trends and adjust its trading strategy on a real-time basis in an effort to maximize its trading profits.

  .Commitment to Highest Quality Customer Service. The Company is committed to providing the highest quality customer service. The Company believes that its highly skilled, experienced and entrepreneurial workforce can effectively address the needs of its customers. The Company has over 50 experienced employees involved in customer service. The Company's customer service group is dedicated to handling orders greater than the automated execution size and ensuring consistent quality of execution.

    The Company is currently implementing its proprietary electronic communications gateway product, "e.Knight," which enables broker-dealers and institutions to access from their desktops the Knight and Trimark trading systems through the Internet and other electronic communications gateways. The access afforded by e.Knight permits broker-dealers and institutions the ability not only to enter and cancel orders, but also to ascertain the status of orders, filled or unfilled. In addition, e.Knight provides a backup service to certain of the Company's customers. If a customer's system fails, e.Knight is designed to provide the customer with uninterrupted access to the Company's trading systems thereby enabling the customer to continue to provide services to its clients.

    The Company supplies each of its customers with monthly execution reports that provide a level of detail exceeding regulatory requirements. The report documents the percentage of price-improved shares and trades, the average dollar value per share and the total dollar value of all price improvements. This report is a valuable tool to the Company's customers as it enables them to monitor their compliance with regulatory requirements to seek to obtain best execution for their clients' trades.

Strategy

    The Company's goal is to maintain and enhance its leadership position in the market-making industry through the following key strategies:

    Continue to Invest in Leading Technologies. The Company believes that its future growth and profitability will depend largely on its continued investment in leading technologies. For example, the Company believes that an increasing number of customers and proportion of order flow will reach market makers through the Internet and other electronic communications gateways. The Company intends to expand into this growing market segment by increasing the number of customers with access to e.Knight and by examining other possible electronic means of capturing order flow. The Company also intends to augment its Brass and TCAM/Appletree trading systems with proprietary software applications, and enter into strategic joint ventures with leading technology firms to develop new state-of-the-art trading platforms to ensure that it has the capability to process significantly greater trading volumes in the future.

    Aggressively Capture New Order Flow. The Company believes that extensive order flow is critical to creating opportunities for trading revenues. The Company is focused on increasing order flow to enhance its position as a leading market maker and create additional revenue opportunities. The Company intends to retain and expand customer relationships by continuing to provide low-cost, high quality execution services, and intends to continue to respond to evolving customer needs through the development of new services and customer service excellence.

    Significantly Expand Institutional Market Share. The Company believes it has an opportunity to significantly increase its institutional customer base. Trades for institutional investors generally have higher margins because these investors generally do not receive payments for order flow. The Company is seeking to increase its penetration of this market by marketing e.Knight to institutions that manage more than $1 billion in assets and invest predominantly in equity securities. By the end of 1999, the Company plans to hire an additional 25 institutional sales professionals, which will bring its total institutional sales force to over 50 professionals.

    Invest in and Develop the Best Human Capital. The Company believes that investing in human capital is key to delivering best execution practices and high quality customer service. The Company intends to continue its practice of aggressively recruiting high caliber personnel and retaining such personnel by providing appropriate compensation incentives. The Company believes that it has high employee morale due to its competitive performance-based incentive compensation structure and its encouragement of a highly cooperative and creative culture. In addition, Knight has its own in-house training program for trading staff, Knight School, which provides ongoing training and skill-development to Knight's sales and trading personnel. The Company intends to expand this initiative and to develop additional programs to improve the skills and productivity of its workforce.

    Expand Internationally. As part of its strategy to increase its institutional sales market share, the Company recently established a London-based subsidiary, Knight Securities International Limited (Knight International). Knight International will initially arrange transactions between institutional customers and Knight. In October 1998, Knight International filed an application for authorization with The Securities and Futures Authority, and expects to commence operations in the second quarter of 1999. The Company believes that developing a sales presence in Europe will allow it to expand more rapidly its institutional customer base.

    Develop New Services. The Company intends to continue to develop new services that address evolving customer needs and technological requirements. The Company recently launched e.Knight, which it plans to provide to the majority of its institutional and broker-dealer customers and use as a means of establishing new customer relationships. Additionally, the Company holds a minority stake in Adirondack Trading Partners, the funding vehicle for the International Securities Exchange (ISE) which, upon approval by the SEC, will be the first entirely electronic options market in the United States. In the future, the Company may establish and capitalize a subsidiary to focus on opportunities to become a primary market maker on the ISE, however, the Company currently does not have any commitments or agreements in this regard.

Market Share Information

    Since the beginning of 1997, Knight and Trimark have significantly increased their market share of trading volume in each of their respective markets. Knight's market share is based on rankings published by AutEx, a widely recognized industry reporting service that provides daily trading volume and market share statistics for broker-dealer market makers.

                                           Percentage of      Total Number
                          Advertised Share Total Market          of OTC
Month Ended                    Volume          Share     Rank Stocks Traded Rank
-----------               ---------------- ------------- ---- ------------- ----
                           (in thousands)
1998
----
December.................    3,226,587         15.57%      1      6,275       2
November ................    2,562,152         13.88       1      6,032       2
October .................    2,149,187         10.46       1      5,984       2
September................    1,844,526         10.83       1      5,941       2
August...................    1,853,938         11.04       1      6,009       2
July.....................    2,166,178         11.49       1      5,904       2
June.....................    1,864,020         10.50       1      5,631       2
May......................    1,985,235         12.18       1      5,828       2
April....................    2,096,261         11.36       1      6,161       2
March ...................    1,856,972          9.91       1      6,497       1
February.................    1,451,983          8.95       1      5,954       2
January..................    1,125,939          7.50       2      5,873       2

1997
----
December ................    1,248,282          8.11%      2      6,174       2
November ................      993,276          8.20       2      5,710       2
October..................    1,396,968          7.14       2      5,997       2
September................    1,073,493          6.99       2      5,651       1
August...................      890,829          6.39       3      5,386       1
July.....................      859,161          5.84       3      5,395       1
June.....................      671,845          5.22       5      5,131       1
May......................      651,441          4.93       6      5,013       1
April....................      636,927          4.99       6      4,884       1
March ...................      562,336          4.67       6      4,938       1
February.................      572,895          4.72       6      4,963       1
January..................      614,692          4.38       6      4,952       1

    Trimark's market share is based on trade volumes and statistics provided by the NASD.

                                                 Third Market Volume in
                         -----------------------------------------------------------------------
                                   NYSE Securities                     AMEX Securities
                         ----------------------------------- -----------------------------------
                                          Percentage of                       Percentage of
                         Advertised Share Total Market       Advertised Share Total Market
Month Ended                   Volume          Share     Rank     Volume           Share     Rank
-----------              ---------------- ------------- ---- ---------------- ------------- ----
                          (in thousands)                      (in thousands)
1998
----
December................     644,029          40.43%      1       65,675          61.68%      1
November................     571,101          40.32       1       41,099          54.94       1
October.................     557,704          35.75       1       41,491          41.34       1
September...............     446,304          31.94       1       36,567          55.36       1
August..................     446,207          32.99       1       44,237          60.98       1
July....................     438,269          32.95       1       52,632          63.23       1
June....................     342,106          29.11       1       46,076          57.42       1
May.....................     344,837          30.84       1       60,098          64.77       1
April...................     438,226          32.59       1       73,971          70.31       1
March...................     445,662          33.10       1       80,443          68.90       1
February ...............     383,719          34.40       1       70,301          69.10       1
January.................     337,126          29.20       1       58,427          69.00       1

1997
----
December................     338,433          30.50%      1       78,793          66.40%      1
November................     247,468          28.50       1       59,410          64.90       1
October.................     647,815          29.20       1       84,323          65.80       1
September...............     262,594          25.70       1       58,731          57.90       1
August..................     238,652          24.10       1       40,517          52.10       1
July....................     251,631          22.50       1       42,540          46.70       1
June....................     216,472          20.70       1       33,554          44.00       1
May.....................     202,036          20.70       1       27,629          42.00       1
April...................     180,502          20.60       1       23,666          41.50       1
March...................     181,938          20.20       1       25,088          43.10       1
February ...............     209,402          22.40       1       25,807          46.50       1
January.................     234,291          21.20       1       40,271          51.40       1

Electronic Communications Network

    An ECN is defined by the SEC as "any electronic system that widely disseminates to third parties orders entered therein by an exchange market maker or OTC market maker and permits such orders to be executed against, in whole or in part." ECNs are private trading systems used by institutional investors and broker-dealers. ECNs provide investors with the ability to trade securities anonymously and to obtain immediate displays of their limit orders. ECNs, however, merely provide a neutral forum in which third parties can display and match their limit orders. As ECNs do not buy or sell securities as principal, they cannot provide enhanced liquidity to investors.

    The Company entered into a joint venture with ASC, the developer and owner of the Brass order entry and trading system, to establish an ECN, The Brass Utility, L.L.C. (BRUT). Subsequent to this development, three other securities firms invested in this joint venture. The Company now owns 14% of the joint venture and believes that providing investors access to the BRUT ECN will greatly enhance the breadth of the Company's execution services.

Customers

    The Company's target customers are national and regional full-service broker-dealers, on-line discount brokers and institutional investors. Selected customers of the Company own equity interests in the Company. See "Certain Transactions with Affiliates." The following table presents a representative list of the Company's broker-dealer customers.

 Ameritrade Inc.                              Josephthal & Co. Inc.
 BHC Securities, Inc.                         Merrill Lynch, Pierce, Fenner & Smith Incorporated
 BHF Securities Corp.                         Mesirow Financial
 Bidwell & Company                            Nathan & Lewis Securities, Inc.
 Brown & Company Securities Corporation       National Discount Brokers
 Burke, Christensen & Lewis Securities, Inc.  National Financial Services Corporation
 CIBC Wood Gundy Securities Corp.             PaineWebber Incorporated
 Cowles, Sabol & Co., Inc.                    Primevest Financial Services, Inc.
 Dain Rauscher Incorporated                   The R.J. Forbes Group, Inc.
 David A. Noyes & Co.                         Sanders Morris Mundy, Inc.
 Direct Access Brokerage Services, Inc.       Scottsdale Securities, Inc.
 Discover Brokerage Direct, Inc.              Southwest Securities, Inc.
 E*TRADE Securities, Inc.                     Stockcross, Inc.
 A.G. Edwards & Sons, Inc.                    Thomas F. White & Co.
 Fiserv Correspondent Services, Inc.          U.S. Clearing Corp.
 Howe Barnes Investments, Inc.                Van Kasper & Company
 International Correspondent Trading, Inc.    Waterhouse Securities, Inc.
 J.W. Charles Securities, Inc.                Wedbush Morgan Securities, Inc.

    In addition, the Company currently has over 500 institutional customers, including mutual funds, investment advisors, pension plan sponsors, bank trusts, foundations and endowments.

    In 1998, the Company's five largest customers, Ameritrade, Brown & Company, Discover Brokerage Direct, E*TRADE Securities and Waterhouse Securities, accounted for, in aggregate, 33.0% of the Company's order flow. In 1998, one of the Company's customers, Waterhouse Securities, accounted for 10.7% of the Company's order flow.

Marketing

    The Company seeks to increase its market share through direct-response advertising, advertising on its Web site and a public relations program. The Company's marketing focuses on advertising its execution services in publications targeted at the securities industry. In addition, the Company has a quarterly program of targeted mailings to existing and potential broker-dealer and institutional customers.

    The Company also markets aggressively through one-on-one meetings with customers and potential customers, and continuous communications with existing customers. The Company maintains a comprehensive customer database that is used regularly to better understand and address customer needs. The Company's marketing strategy is to continue to differentiate itself from competitors by enhancing its reputation and brand as the provider of highest quality execution solutions with superior customer service.

Clearing Arrangements

    By contract, Knight clears all of its trades through Correspondent Services Corp., a subsidiary of PaineWebber Incorporated (PaineWebber). The contract will remain in effect until terminated by either party upon sixty days' prior written notice or upon thirty days' written notice in certain limited circumstances. Trimark clears all of its trades through National Investor Services Corp., a subsidiary of Waterhouse Investor Services, Inc. The contract will remain in effect until terminated by either party upon sixty days' prior written notice. See "Certain Transactions."

Technology

    The Company's success is largely attributable to management's ability to identify and deploy emerging technologies that facilitate the execution of trades. Technology has not only enhanced the Company's ability to handle order flow, it has also been an important component of the Company's strategy to comply with government regulations, achieve the highest execution standards and provide superior customer service. The Company also uses its technology and technology licensed from third parties to monitor proactively the performance of its traders, to assess its inventory positions and to provide ongoing information to its customers. The Company is electronically linked to its broker-dealer and institutional customers through dedicated servers. The Company's trading volume is transacted over dedicated communications networks, which provide immediate access to the Company's trading operations and facilitate the handling of customer orders. The Company plans to continue to make additional investments in technology and to automate further its execution services.

    Architectural Design and Industry Standards. The Company's systems are designed to be open, interoperable, scalable, redundant and flexible. The Company utilizes leading edge technologies including Sun Microsystems, Inc.'s client/server architecture, C/C++ programming languages, Java, relational database management systems and on-line analytical processing.

    Electronic Commerce. The Company's electronic commerce architecture enables its broker-dealer and institutional customers to send their orders through a variety of electronic communications gateways, including the Internet and direct customer interfaces over the Company's private network. The Company's customers can use their own order management system, an institutional portfolio management system or can select from a variety of the Company's electronic connections.

    Knight uses the Brass trading system designed by ASC. This system has a client/server architecture that uses Sun Microsystem Inc. workstations and servers. Knight runs a local version of Brass. Knight also makes extensive use of application program interfaces (APIs) to develop software applications. Trimark uses the Appletree trading system designed by TCAM. This system runs on Stratus Computer Inc.'s fault tolerant platform. Trimark has also developed software applications using APIs.

    Disaster Recovery Center. The Company is in the process of establishing a back-up data center and trading facility in Ridgefield, New Jersey. This facility will be used primarily to accommodate traders if a disaster or major system malfunction occurs. This back-up data center will run a real-time copy of the Company's trading systems and house a small group of market makers. To provide for system continuity in the event of short power outages, the Company has also equipped its three data centers and trading rooms with uninterruptible power supply units and back up generators.

Competition

    The Company derives substantially all of its revenues from market-making activities. The market for these services, particularly market-making services through electronic communications gateways, is rapidly evolving and intensely competitive. The Company expects competition to continue and intensify in the future. Knight competes primarily with wholesale, national, and regional broker-dealers, as well as ECNs, which are third party trading systems, typically operated by broker-dealers. Trimark competes with the NYSE, the AMEX, regional exchanges, Third Market competitors and ECNs. The Company competes primarily on the basis of execution standards, its relationship with its customers and technology.

    A number of the Company's competitors have significantly greater financial, technical, marketing and other resources than the Company. Some of the Company's competitors also offer a wider range of services and products than the Company and have greater name recognition and more extensive customer bases than the Company. These competitors may be able to respond more quickly to new or evolving opportunities, technologies and customer requirements than the Company and may be able to undertake more extensive promotional activities and offer more attractive terms to customers. Recent advancements in computing and communications technology are substantially changing the means by which market-making services are delivered, including more direct access on-line to a wide variety of services and information, and have also created demand for more sophisticated levels of customer service. The provision of such services may entail considerable cost without an offsetting increase in revenues. Moreover, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties or may consolidate to enhance their services and products. New competitors or alliances among competitors may emerge and they may acquire significant market share.

    More recently, ECNs have emerged as an alternative forum to which broker-dealers and institutions can direct their limit order flow and avoid facilitating their trades through market makers. As a result, the Company may experience a reduction in its limit order flow. There can be no assurance that ECNs will not continue to capture a greater amount of limit order flow. A substantial reduction in the Company's limit order flow could have a material adverse effect on the Company's business, financial condition and operating results.

    There can be no assurance that the Company will be able to compete effectively with current or future competitors or that the competitive pressures faced by the Company will not have a material adverse effect on the Company's business, financial condition and operating results.

Employees

    At December 31, 1998, the Company had a total of 446 full-time employees, of which 342 were employed at Knight and of which 104 were employed at Trimark. Of Knight's 342 employees, 238 were engaged in market-making and sales activities, 37 in systems and technology, 33 in customer service and 34 in administration. Of Trimark's 104 employees, 65 were engaged in market-making activities, 20 in customer service, 7 in systems and technology and 12 in administration. None of the Company's employees are subject to a collective bargaining agreement. The Company believes that its relations with its employees are excellent.

    The Company recruits and retains its employees by compensating them largely on a performance basis, measuring performance primarily in terms of revenue generation. The Company is committed to improving the skill levels of its employees and, to that end, Knight has established Knight School, a weekly training session in which trading staff learn new trading techniques and are informed of regulatory developments. The Company intends to expand this initiative and to develop additional programs to improve the skills and productivity of its workforce. The Company believes that it has high employee morale due to its performance-based incentive compensation and its encouragement of a highly cooperative and creative culture.

Intellectual Property and Other Proprietary Rights

    The Company relies primarily on copyright, trade secret and trademark law to protect its proprietary technology. Notwithstanding the precautions taken by the Company to protect its intellectual property rights, it is possible that third parties may copy or otherwise obtain and use the Company's proprietary technology without authorization or otherwise infringe on the Company's proprietary rights. It is also possible that third parties may independently develop technologies similar to those of the Company. It may be difficult for the Company to police unauthorized use of its intellectual property rights. There can be no assurance that the steps taken by the Company will prevent misappropriation of its technology. In addition, litigation may be necessary in the future to enforce the Company's intellectual property rights, to protect the Company's trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity. Such litigation, whether successful or unsuccessful, could result in substantial costs and diversions of resources either of which could have a material adverse effect on the Company's business, financial condition and operating results. The Company may in the future receive notices of claims of infringement of other parties' proprietary rights. There can be no assurance that claims for infringement or invalidity (or claims for indemnification resulting from infringement claims) will not be asserted or prosecuted against the Company. Any such claims, with or without merit, could be time-consuming to defend, result in costly litigation, divert management's attention and resources or require the Company to enter into royalty or licensing agreements. There can be no assurance that such royalties or licenses would be available on reasonable terms, if at all, and the assertion or prosecution of any such claims could have a material adverse effect on the Company's business, financial condition and operating results.

Government Regulation

    The securities industry in the United States is subject to extensive regulation under both federal and state laws. In addition, the SEC, the NASD, other SROs, such as the various stock exchanges, and other regulatory bodies, such as state securities commissions, require strict compliance with their rules and regulations. As a matter of public policy, regulatory bodies are charged with safeguarding the integrity of the securities and other financial markets and with protecting the interests of customers participating in those markets, not protecting creditors or stockholders of market makers. Market makers are subject to regulation concerning certain aspects of their business, including trade practices, capital structure, record retention and the conduct of directors, officers and employees. Failure to comply with any of these laws, rules or regulations could result in censure, fine, the issuance of cease-and-desist orders or the suspension or disqualification of its directors, officers or employees, and other adverse consequences, which could have a material adverse effect on the Company's business, financial condition and operating results. The Company and certain of its officers and other employees have, in the past, been subject to claims arising from the violation of such laws, rules and regulations, which resulted in the payment of fines and settlements. There can be no assurance that the Company and/or its officers and other employees will not, in the future, be subject to claims arising from the violation of such laws, rules and regulations. An adverse ruling against the Company and/or its employees, including censure or suspension, could result in the Company and/or its officers and other employees being required to pay a substantial fine or settlement, and could result in their suspension or expulsion, which could have a material adverse effect on the Company's business, financial condition and operating results.

    In 1996, the SEC advised Trimark that it was conducting an inquiry with respect to Trimark and asked that Trimark voluntarily provide the SEC with certain documents. In March 1997, Trimark provided the SEC with the information it had requested. Based upon the request for documents, it appears that the SEC's inquiry concerns four areas: price improvement, protection of limit orders, payment for order flow and trade reporting. The SEC has not given any indication that it intends to carry out enforcement actions against Trimark at this time. At this juncture, the Company is unable to determine whether the SEC, after completion of its inquiry, will institute any action and, if so, what the outcome will be.

    The regulatory environment in which the Company operates is subject to change. The Company's business, financial condition and operating results may be adversely affected as a result of new or revised legislation or regulations imposed by the SEC, other United States or foreign governmental regulatory authorities or the NASD. The Company's business, financial condition and operating results also may be adversely affected by changes in the interpretation or enforcement of existing laws and rules by these governmental authorities and the NASD.

    Additional regulation, changes in existing laws and rules, or changes in interpretations or enforcement of existing laws and rules often directly affect the method of operation and profitability of securities firms. The Company cannot predict what effect any such changes might have. Both regulations directly applicable to the Company and regulations of general application could have a material adverse effect on the Company's business, financial condition, and operating results. For example, the volume of the Company's market-making activities in a given period could be affected by, among other things, existing and proposed tax legislation, antitrust policy and other governmental regulations and policies (including the interest rate policies of the Federal Reserve Board) and changes in interpretation or enforcement of existing laws and rules that affect the business and financial communities. The level of trading and market-making activity can be affected not only by such legislation or regulations of general applicability, but also by industry-specific legislation or regulations.

    The Company's business, both directly and indirectly, relies on the Internet and other electronic communications gateways. The Company intends to expand use of such gateways. To date, the use of the Internet has been relatively free from regulatory restraints. However, the SEC, certain SROs and certain states are beginning to address the regulatory issues that may arise in connection with the use of the Internet.

Accordingly, new regulations or interpretations may be adopted that constrain the Company's and its customers' abilities to transact business through the Internet or other electronic communications gateways. Any additional regulation of the use of such gateways could have a material adverse effect on the Company's business, financial condition and operating results.

    In addition, the Company has recently established a London-based subsidiary and may expand its business to other countries in the future. To expand its services internationally, the Company will have to comply with the regulatory controls of each country in which it conducts business. The brokerage industry in many foreign countries is heavily regulated. The varying compliance requirements of these different regulatory jurisdictions and other factors may limit the Company's ability to expand internationally. There can be no assurance that the Company will be successful in obtaining the necessary regulatory approvals for any such expansion, or if such approvals are obtained, that the Company will be able to continue to comply with such regulations. The failure to obtain or comply with such approvals could have a material adverse effect on the Company's business, financial condition and operating results.

Net Capital Requirements

    As registered broker-dealers and members of the NASD, the Company's subsidiaries are subject to the SEC's Net Capital Rule. The Net Capital Rule, which specifies minimum net capital requirements for registered brokers-dealers, is designed to measure the general financial integrity and liquidity of a broker-dealer and requires that at least a minimum part of its assets be kept in relatively liquid form. In general, net capital is defined as net worth (assets minus liabilities), plus qualifying subordinated borrowings and certain discretionary liabilities, and less certain mandatory deductions that result from excluding assets that are not readily convertible into cash and from valuing conservatively certain other assets. Among these deductions are adjustments (called haircuts), which reflect the possibility of a decline in the market value of an asset prior to disposition.

    Failure to maintain the required net capital may subject a firm to suspension or revocation of registration by the SEC and suspension or expulsion by the NASD and other regulatory bodies and ultimately could require the firm's liquidation. The Net Capital Rule prohibits payments of dividends, redemption of stock, the prepayment of subordinated indebtedness and the making of any unsecured advance or loan to a stockholder, employee or affiliate, if such payment would reduce the firm's net capital below required levels.

    The Net Capital Rule also provides that the SEC may restrict for up to 20 business days any withdrawal of equity capital, or unsecured loans or advances to stockholders, employees or affiliates (capital withdrawal), if such capital withdrawal, together with all other net capital withdrawals during a 30-day period, exceeds 30% of excess net capital and the SEC concludes that the capital withdrawal may be detrimental to the financial integrity of the broker-dealer. In addition, the Net Capital Rule provides that the total outstanding principal amount of a broker-dealer's indebtedness under certain subordination agreements, the proceeds of which are included in its net capital, may not exceed 70% of the sum of the outstanding principal amount of all subordinated indebtedness included in net capital, par or stated value of capital stock, paid in capital in excess of par, retained earnings and other capital accounts for a period in excess of 90 days.

    A change in the Net Capital Rule, the imposition of new rules or any unusually large charges against net capital could limit those operations of the Company that require the intensive use of capital and also could restrict the Company's ability to withdraw capital from its broker-dealer subsidiaries, which in turn could limit the Company's ability to pay dividends, repay debt and repurchase shares of its outstanding stock. A significant operating loss or any unusually large charge against net capital could adversely affect the ability of the Company to expand or even maintain its present levels of business, which could have a material adverse effect on the Company's business, financial condition and operating results.

Risk Management

    The Company's market-making and trading activities expose the Company's capital to significant risks. These risks include, but are not limited to, absolute and relative price movements, price volatility or changes in liquidity, over which the Company has virtually no control.

    The Company employs an automated proprietary trading and risk management system which provides real time, on-line risk management and inventory control. The Company monitors its risks by a constant review of trading positions. For each trader, the Company has established a system whereby any trades that exceed pre-determined limits are monitored by senior management as are individual and aggregate dollar and share position totals and real-time profits and losses. The management of trading positions is enhanced by review of mark-to-market valuations and/or position summaries on a daily basis.

    The Company takes long and short positions in securities in which it makes a market. The following table illustrates, for the period indicated, the Company's average, highest and lowest month-end inventory at market value (based on both the aggregate and the net of the long and short positions of trading securities).

                                                          Year Ended December 31,
                         -----------------------------------------------------------------------------------------
                                     1996                          1997                          1998
                         ----------------------------- ----------------------------- -----------------------------
                          Aggregate of      Net of      Aggregate of      Net of      Aggregate of      Net of
                         Long and Short Long and Short Long and Short Long and Short Long and Short Long and Short
                           Positions      Positions      Positions      Positions      Positions      Positions
                         -------------- -------------- -------------- -------------- -------------- --------------
Average month-end.......  $48,010,762    $15,833,096    $73,545,271    $20,946,420    $129,322,342   $  5,139,424
Highest month-end.......   65,802,039     27,759,237     84,466,227     40,665,188     208,099,843     38,821,031
Lowest month end........   37,865,308      8,968,927     56,988,279     11,535,551      73,005,491    (54,587,150)

    Beginning in the fourth quarter of 1998, there has been a sharp increase in the price volatility of many stocks, particularly of companies that sell products or services via the Internet (Internet issuers). This volatility has been coupled with record trading volume in many of these stocks, which are primarily listed on Nasdaq. Customers eager to trade Internet stocks have flooded their brokers with larger numbers of orders, leading to large order imbalances, systems queues, and backlogs. During these extreme market conditions, many firms have implemented procedures that are designed to preserve the continuous execution of customers' orders while also lessening the exposure of the firm to extraordinary market risk.

    In the fourth quarter of 1998, Knight modified its execution policies in response to these changes in the marketplace. Knight's current policy is to provide continuous automatic execution on orders of up to 2,000 shares for investors in over 4,800 Nasdaq stocks under normal market conditions. Knight reserves the right to reduce or suspend its automatic execution guarantee during periods of abnormal volatility and volume in a particular stock or group of stocks. Knight's own internal risk management procedures dictate the temporary suspension of automatic execution after certain levels of liquidity have been provided. When automatic execution has been suspended, Knight will only provide actual liquidity available based on price and time priority.

Properties

    The Company's headquarters are located in Jersey City, New Jersey. The Company leases approximately 52,000 square feet under a lease which expires in March 2005. The Company has an option to extend the lease term on three floors for an additional five-year period. The Company also leases approximately 29,000 square feet for its offices in Purchase, NY; Chicago, IL; Boston, MA; Jericho, NY; Ridgefield, NJ and London, England. The Company believes that its present facilities, together with its current options to extend lease terms and occupy additional space, are adequate for its current needs.

Legal Proceedings

    The Company is not currently a party to any legal proceedings, the adverse outcome of which, individually or in the aggregate, could have a material adverse effect on its business, financial condition or operating results. The Company and certain of its officers and employees have been subject to legal proceedings in the past and may be subject to legal proceedings in the future. See "Risk Factors--We are Subject to Extensive Government Regulation."

                                   MANAGEMENT

Executive Officers and Directors

    As of December 31, 1998, the executive officers and directors of the Company are as follows:

Name                     Age Position
----                     --- --------
Steven L. Steinman......  50 Chairman of the Board of Directors
Kenneth D. Pasternak....  44 President, Chief Executive Officer and Director
Walter F. Raquet........  54 Executive Vice President and Director
Robert I. Turner........  46 Executive Vice President, Chief Financial Officer,
                             Treasurer and Director
Robert M. Lazarowitz....  42 Executive Vice President and Director
Anthony M. Sanfilippo...  42 Executive Vice President and Director
Michael T. Dorsey.......  42 Senior Vice President, General Counsel and Secretary
Simon D. Spenser........  39 Senior Vice President, Chief Strategy and Technology Officer
Martin Averbuch(l)......  46 Director
Charles V. Doherty(l)...  65 Director
Gene L. Finn(l).........  66 Director
Gary R. Griffith(2).....  59 Director
Bruce R. McMaken(2).....  39 Director
J. Joe Ricketts.........  57 Director
Rodger O. Riney.........  53 Director
V. Eric Roach...........  35 Director
Charles A. Zabatta(2)...  56 Director

--------
(1) Member of Compensation Committee
(2) Member of Finance and Audit Committee

    Steven L. Steinman, Chairman of the Board of Directors of the Company, has more than 20 years of experience in the securities industry. For the past 12 years, Mr. Steinman has been the Chief Executive Officer of Trimark and its predecessor Trimark Securities, L.P., which he founded in 1986. Mr. Steinman is a co-founder of the LLC, along with Messrs. Pasternak, Raquet and Lazarowitz, and served as the Chairman of the LLC until the Company's initial public offering and has served as Chairman of the Company since then. Before founding Trimark Securities, L.P., Mr. Steinman held trading positions at a number of trading firms, including Troster Singer and M.H. Meyerson & Co., Inc., and was Trading Room Manager for Stix Friedman and Co., Gattini & Co., Traubner Bach Co. Inc. and Monvest Securities. Mr. Steinman attended Columbia University.

    Kenneth D. Pasternak, President, Chief Executive Officer and Director of the Company, has 20 years of experience in the securities industry. For the past three years, Mr. Pasternak has been the President, Chief Executive Officer and a trading room supervisor for Knight and its predecessor Knight Securities, L.P. Before co-founding the LLC and Knight Securities, L.P., Mr. Pasternak served as the Senior Vice President, Limited Partner and Trading Room Manager for Spear Leeds & Kellogg/Troster Singer, a trading firm, from July 1979 to July 1994. Mr. Pasternak received his B.A. degree from the State University of New York at New Paltz in 1976.

    Walter F. Raquet, Executive Vice President and Director of the Company and Chief Operating Officer of Knight, has 30 years of experience in the securities industry. For the past three years, Mr. Raquet has been the Chief Operating Officer of Knight and its predecessor Knight Securities, L.P. Mr. Raquet was one of the co-founders of the LLC and Knight. From 1992 to 1994, he was a Senior Vice President with Spear, Leeds & Kellogg/Troster Singer managing their technology and marketing functions. From 1982 to 1992, Mr. Raquet was a Partner at Herzog Heine & Geduld, Inc., a trading firm, where he directed the firm's technology and marketing efforts. Mr. Raquet was also Corporate Controller for PaineWebber Incorporated between 1980 and 1982. He was Executive Vice President of Cantor Fitzgerald from 1977 to 1980 and Controller for Weeden & Co. from 1968 to 1976. He is a CPA and practiced at the accounting firm of Price Waterhouse. Mr. Raquet received a B.S. degree in Accounting from New York University in 1966.

    Robert I. Turner, Executive Vice President, Chief Financial Officer, Treasurer and Director of the Company and Chief Financial Officer of Knight, has 20 years of experience in the financial services and securities industries. For the past three years, Mr. Turner has served as the Chief Financial Officer for Knight and its predecessor Knight Securities, L.P. and in April 1996 he was elected to the advisory board of the LLC on which he served until the Company's initial public offering, at which time he joined the Board of Directors of the Company. From 1988 to 1995, Mr. Turner was a Corporate Vice President at PaineWebber Incorporated, serving in a variety of financial management positions in the fixed income, financial services, merchant banking and commodities trading divisions. From 1982 to 1987, Mr. Turner worked for Citicorp in the treasury and investment banking divisions. From 1979 to 1981, Mr. Turner practiced at the accounting firm of Price Waterhouse where he became a CPA. Mr. Turner received his B.A. from the State University of New York at Binghamton in 1973 and his M.S.B.A. from the University of Massachusetts at Amherst in 1976.

    Robert M. Lazarowitz, Executive Vice President and Director of the Company and Chief Operating Officer of Trimark, has 20 years of experience in the securities and financial services industries. For the past 10 years, Mr. Lazarowitz served first as Chief Financial Officer and then as Chief Operating Officer of Trimark and its predecessor Trimark Securities, L.P. Mr. Lazarowitz was also a co-founder of the LLC. From 1985 to 1987, he served as Chief Financial Officer of Bach Management/Investment Banking and, from 1984 to 1985, as Chief Operating Officer of Traubner Bach Co. Inc. He has been a member of the NASD's Intermarket Trading System Committee for the past three years. Mr. Lazarowitz received his B.S. in Accounting from the University of South Florida in 1978.

    Anthony M. Sanfilippo, Executive Vice President and Director of the Company and President of Trimark, has over 22 years of experience in the securities industry. For the past year, he has been the President of Trimark and its predecessor Trimark Securities, L.P. From 1993 to 1997, Mr. Sanfilippo was President and Chief Executive Officer of Tradetech Securities, a market maker in the Third Market which he founded in 1993. From 1988 to 1993, he served as Executive Vice President at Mesirow Financial, managing the Institutional Equity Division and Regional Exchange Specialist Operations. From 1980 to 1986, he was Vice President of Jefferies & Co., an investment bank, where he co-managed the firm's capital commitments in listed securities. Mr. Sanfilippo is a member of the National Organization of Investment Professionals. He has also served as President of the Security Traders Association of Chicago and is currently serving on the NASDR Business District Conduct Committee. Mr. Sanfilippo attended DePaul University.

    Michael T. Dorsey, Senior Vice President, General Counsel and Secretary of the Company, joined the Company in March 1998. From June 1994 to March 1998, Mr. Dorsey served as the Chief Legal Officer to Prudential Investment Management Services LLC and its predecessor in the institutional money management unit of The Prudential Insurance Company of America. From March 1986 until June 1994, Mr. Dorsey served as an attorney in the SEC's Division of Market Regulation, holding various posts, including Special Counsel to the Assistant Director and then Branch Chief of the Office of Compliance Inspections and Oversight. Mr. Dorsey received a B.S.B.A. in Finance from St. Louis University in 1981, a J.D. from the University of Missouri-Columbia in 1984 and an LL.M. in Securities Regulations from Georgetown University Law Center in 1989. Mr. Dorsey is admitted to the Missouri and Illinois state bars.

    Simon D. Spenser, Senior Vice President and Chief Strategy and Technology Officer, joined the Company in April 1998. From 1993 to 1998, Mr. Spenser served as the Senior Vice President of D.E. Shaw & Co., where he headed the firm's Third Market division and participated in the development of other customer-based securities businesses. From 1992 to 1993, Mr. Spenser worked for TCAM Systems, Inc. where he was responsible for developing and enhancing proprietary trading software for securities firms active in the third market. Prior to that, Mr. Spenser designed custom computer and telecommunication software for a London-based software development firm. Mr. Spenser graduated from University College, London in 1981 with a BSc in Physics and spent four years conducting postgraduate research in the Astrophysics Department at Oxford University.

    Martin Averbuch, Director of the Company, has served on the Board of the Company since the Company's initial public offering and as an advisory board member of the LLC since 1996. Mr. Averbuch is a founder of the International Securities Exchange, and is President and Chief Executive Officer of Adirondack Trading Partners LLC. Mr. Averbuch has been with Adirondack Trading Partners since August 1998. From August 1993 until August 1998, Mr. Averbuch served in various positions at E*TRADE Group, Inc., including President of E*TRADE Capital, Vice President of On-Line Ventures and Vice President of Special Projects. Mr. Averbuch is also a member of the TAG Industry Advisory Board on Execution Quality. Mr. Averbuch was a member of the Hofstra University faculty from 1977 to 1978 as a Professor in the Finance Department. He received a B.S. in Economics, magna cum laude, from The Wharton School of Business at the University of Pennsylvania in 1974 and a J.D./M.B.A. from the University of Chicago in 1977.

    Charles V. Doherty, Director of the Company, has served on the Board of the Company since the Company's initial public offering and, before that, as an advisory board member of the LLC since March 1995. He has also been a Managing Director of Madison Asset Group, an investment advisory firm, since 1993. From 1986 to 1992, Mr. Doherty was President and Chief Operating Officer of the Chicago Stock Exchange specializing in information technology, marketing, floor operations and compliance. He is a CPA and founder of Doherty, Zable & Company, an accounting firm, where he served as President between 1974 to 1985. Mr. Doherty received his B.A. in Accounting, magna cum laude, from the University of Notre Dame in 1955 and his M.B.A. from the University of Chicago in 1967.

    Gene L. Finn, Director of the Company, has served on the Board of the Company since the Company's initial public offering and, before that, as an advisory board member of the LLC since March 1995. He served as Vice President and Chief Economist of the NASD from 1983 to 1995 and as Chief Economist and Senior Economic Adviser for the SEC from 1969 to 1982. In such capacities, Mr. Finn provided policy advice on stock market and investment company regulation and oversight. Mr. Finn is an independent consultant and has been a Director of Ameritrade Holding Corporation since December 1996. Mr. Finn holds a Ph.D. in Economics from the University of Wisconsin.

    Gary R. Griffith, Director of the Company, has served on the Board of the Company since the Company's initial public offering and, before that, as an advisory board member of the LLC since March 1995. He has been an independent financial consultant since 1990 and has been in investment banking and financial consulting since 1980. Before 1980, Mr. Griffith was with CBS, Inc. and Price Waterhouse. Mr. Griffith is a CPA. Mr. Griffith received a B.S. in Business Administration from Ohio State University.

    Bruce R. McMaken, Director of the Company, has served on the Board of the Company since the Company's initial public offering and, before that, as an advisory board member of the LLC since March 1995. He also has been employed by Sanders Morris Mundy, Inc. (SMM), an investment banking firm, since 1992, and is currently serving as a Managing Director of Corporate Finance. Mr. McMaken serves as one of the managers of Environmental Opportunities Fund, Ltd. and Environmental Opportunities Funds II, two private equity funds managed by affiliates of SMM. Before joining SMM, Mr. McMaken provided independent corporate finance and venture capital advisory services to clients primarily in the environmental services, biotechnology and real estate development industries. He is also a director of Independent Environmental Services, Inc., a private solid waste collection and disposal company. He received his B.A. degree from Cornell University in 1981.

    J. Joe Ricketts, Director of the Company, is Chairman and Chief Executive Officer of Ameritrade Holding Corporation. Mr. Ricketts has been with Ameritrade since 1975. Previously, Mr. Ricketts was an investment advisor with Ricketts & Co., a registered representative with Dean Witter, and a branch manager at Dun & Bradstreet. Mr. Ricketts is a member of the Board of Directors of Creighton University, a director of CSS Management, Inc. of Denver, Colorado and a member of the District Business Conduct Committee of the NASD, District No. 4. In 1968, he received his B.A. degree in economics from Creighton University in Omaha, Nebraska.

    Rodger O. Riney, Director of the Company, has served on the Board of the Company since the Company's initial public offering and, before that, as an advisory board member of the LLC since March 1995. He is also the President of Scottsdale Securities, Inc., a discount brokerage firm he founded in 1980. In 1969, he joined Edward Jones & Co., a brokerage firm, and in 1975 became a General Partner of that firm. Mr. Riney received a B.S. degree in Civil Engineering in 1968 and an M.B.A. in 1969, both from the University of Missouri-Columbia.

    V. Eric Roach, Director of the Company, has served on the Board of the Company since the Company's initial public offering and, before that, as an advisory board member of the LLC since 1995. He founded Lombard Brokerage, a brokerage firm, in 1992 and was Chairman and Chief Executive Officer until Dean Witter, Discover & Co. acquired the company in 1997. Until July 1998, he was President of Discover Brokerage Direct, Inc., a wholly-owned subsidiary of Morgan Stanley Dean Witter & Co., managing the company's strategy, marketing and public relations areas. In July 1998, he joined the direct business group of Morgan Stanley Dean Witter. He attended Brigham Young University and also attended the Executive M.B.A. program of Pepperdine University.

    Charles A. Zabatta, Director of the Company, is President and Chief Operating Officer of Wall Street Connect, a national financial services company. He has over 30 years of brokerage experience. From January 1995 until 1998, Mr. Zabatta served as Executive Vice President of Corporate Development at Waterhouse Investor Services. From January 1993 until January 1995, Mr. Zabatta served as Executive Vice President of Marketing at Kennedy Cabot & Co. He also served as Director of Marketing for Securities Settlement, a national clearing organization. He received his B.A. degree from Iona College in 1964.

Board Committees

    The Board of Directors has created a Finance and Audit Committee and a Compensation Committee of the Board. The Finance and Audit Committee was established in April 1998 and is charged with reviewing the Company's annual audit and meeting with the Company's independent accountants to review the Company's internal controls and financial management practices. As of the date of this Prospectus, the Finance and Audit Committee is composed of Gary R. Griffith, Charles A. Zabatta and Bruce R. McMaken. The Compensation Committee was established in April 1998, and is charged with recommending to the Board of Directors compensation for the Company's key employees and administers the 1998 Long-Term Incentive Plan. As of the date of this Prospectus, the Compensation Committee is composed of Charles V. Doherty, Martin Averbuch and Gene L. Finn. See "--Executive Compensation."

Director Compensation

    Nonemployee directors receive $18,000 per year, with committee chairpersons receiving an additional $3,000 per year, in addition to $1,000 for each Board or Committee Meeting attended. Each nonemployee director receives stock options pursuant to the automatic option grant provisions of the Company's Nonemployee Director Stock Option Plan. See "--Executive Compensation." All directors receive reimbursement of reasonable out-of-pocket expenses incurred in connection with meetings of the Board of Directors. No director who is an employee of the Company receives compensation for services rendered as a director.

Compensation Committee Interlocks and Insider Participation

    During 1997, and prior to the formation of the Compensation Committee, decisions concerning the compensation of executive officers were made by the entire Board of Directors. Since the Company's initial public offering, the Company's Compensation Committee consists of Messrs. Doherty, Averbuch and Finn, none of whom has ever been an officer or employee of the Company. Kenneth Pasternak is a member of the Board of Directors of Adirondack Trading Partners LLC., whose President and Chief Executive Officer, Martin Averbuch, serves on the Company's Board of Directors. No other executive officer of the Company serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of the Company's Board of Directors or Compensation Committee. Certain members of the Company's Board of Directors are parties to transactions with the Company. See "Certain Transactions."

Limitation of Liability and Indemnification Matters

    The Company utilizes certain provisions in Delaware corporate law to limit the liability of corporate officers and directors. The Company believes that the provisions of its Certificate of Incorporation and Bylaws and the separate indemnification agreements outlined below are necessary to attract and retain qualified persons as directors and officers. The Company's Certificate of Incorporation limits the liability of directors to the maximum extent permitted by Delaware law. This provision is intended to allow the Company's directors the benefit of Delaware General Corporation Law, which provides that directors of Delaware corporations may be relieved of monetary liabilities for breach of their fiduciary duties as directors, except under certain circumstances, including breach of their duty of loyalty, acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law, unlawful payments or dividends or unlawful stock repurchases or redemptions or any transaction from which the director derived an improper personal benefit. The Company's Bylaws provide that the Company shall indemnify officers and directors to the fullest extent provided by Delaware law.

    The Company holds officer and director liability insurance with respect to liabilities arising out of certain matters, including matters arising under the Securities Act.

    There is no pending litigation or proceeding involving a director, officer, associate or other agent of the Company as to which indemnification is being sought, nor is the Company aware of any threatened litigation that may result in claims for indemnification by any director, officer, associate or other agent.

Executive Compensation

    The following table sets forth all compensation awarded to Kenneth Pasternak, the Company's Chief Executive Officer, and the Company's four other most highly compensated executive officers (together with the Chief Executive Officer, the Named Executive Officers) for services rendered in all capacities to the Company in 1998.

                           Summary Compensation Table

                                                                    Long-Term
                                       Annual Compensation         Compensation
                               ----------------------------------- ------------
                                                                    Securities
                                                      All Other     Underlying
 Name and Principal Position    Salary   Bonus(1)  Compensation(2)  Options(3)
 ---------------------------    ------   --------  ---------------  ----------
Kenneth Pasternak, President
  and Chief Executive
  Officer....................  $250,000 $5,081,905   $3,714,990     1,000,000
Steven Steinman, Chairman of
  the Board of Directors.....   250,000    626,855    3,714,990       175,000
Walter Raquet, Executive Vice
  President..................   250,000  1,829,588    3,714,990       375,000
Robert Lazarowitz, Executive
  Vice President.............   250,000    878,752    3,714,990       175,000
Anthony Sanfilippo, Executive
  Vice President.............   250,000    496,399      385,457       175,000

--------
(1)Includes discretionary incentive cash bonuses paid pursuant to the Incentive Plan described below.
(2) Includes self-employment earnings reported for the LLC, as well as $5,000 contributed on behalf of each of the executive officers by the Company under the Company's 401(k) defined contribution plan.
(3) The number of shares covered by options to purchase the Company's Class A Common Stock granted during the fiscal year ended December 31, 1998.

                        Option Grants During Fiscal 1998

    The following table sets forth grants of stock options to each of the Named Executive Officers during the fiscal year ended December 31, 1998.

                                         Individual Grants
                         --------------------------------------------------
                                                                             Potential Realizable
                                                                               Value at Assumed
                         Number of                                          Annual Rates of Stock
                         Securities Percent of Total                        Price Appreciation for
                         Underlying Options Granted  Exercise or                Option Term(1)
                          Options   to Employees in  Base Price  Expiration ----------------------
          Name            Granted     Fiscal Year     Per Share     Date        5%         10%
          ----           ---------- ---------------- ----------- ---------- ---------- -----------
Kenneth Pasternak....... 1,000,000        19.3%        $14.50      7/8/08   $9,118,972 $23,109,266
Steven Steinman.........   175,000         3.4          14.50      7/8/08    1,595,820   4,044,121
Walter Raquet...........   375,000         7.2          14.50      7/8/08    3,419,615   8,665,975
Robert Lazarowitz.......   175,000         3.4          14.50      7/8/08    1,595,820   4,044,121
Anthony Sanfilippo......   175,000         3.4          14.50      7/8/08    1,595,820   4,044,121

--------
(1) Amounts that may be realized upon exercise of the options immediately before the expiration of their term, assuming the specified compound rates of appreciation (5% and 10%) on the market value of the common stock on the date of option grant over the term of the options. These numbers are calculated based on rules promulgated by the SEC and do not reflect the Company's estimate of future stock price growth. Actual gains, if any, on stock option exercises and common stock holdings are dependent on the timing of exercise and the future performance of the common stock. There can be no assurance that the rates of appreciation assumed in this table can be achieved or that the amounts reflected will be received by the individuals.

                         Fiscal Year-End Option Values

    The following table sets forth certain information concerning the number and value of unexercised options held by each of the Named Executive Officers on December 31, 1998. None of the Named Executive Officers exercised stock options in the fiscal year ended December 31, 1998.

                                 Number of Shares
                                    Underlying           Value of Unexercised
                              Unexercised Options at    In-the-Money Options at
                                 December 31, 1998       December 31, 1998(1)
                             ------------------------- -------------------------
            Name             Exercisable Unexercisable Exercisable Unexercisable
            ----             ----------- ------------- ----------- -------------
Kenneth Pasternak...........     --        1,000,000       --       $9,440,000
Steven Steinman.............     --          175,000       --        1,652,000
Walter Raquet...............     --          375,000       --        3,540,000
Robert Lazarowitz...........     --          175,000       --        1,652,000
Anthony Sanfilippo..........     --          175,000       --        1,652,000

--------
(1) Assumes a per share fair market value equal to $23 15/16, the closing price per share on December 31, 1998 of the Class A Common Stock as reported on the Nasdaq National Market.

    Knight/Trimark Group, Inc. 1998 Long-Term Incentive Plan. The Company, with the approval of its stockholders, adopted the 1998 Long-Term Incentive Plan (the 1998 Plan) which took effect prior to the Company's initial public offering. A maximum of 7,145,500 shares of Class A Common Stock was reserved for issuance under the 1998 Plan, subject to equitable adjustment upon the occurrence of any increase in, decrease in or exchange of the outstanding shares of Common Stock through merger, consolidation, recapitalization, reclassification, stock split, stock dividend or similar corporate transaction. During 1998, the Company issued options to purchase 5,174,000 shares at a weighted average price of $14.48 under the 1998 Plan to its employees, of which 54,000 were surrendered during the year.

    The 1998 Plan is administered by a committee established by the Board of Directors, the composition of which will at all times satisfy the provisions of Rule 16b-3 of the Securities Exchange Act of 1934, as in effect from time to time, including any successor thereof (the Committee). The Committee has full authority, subject to the provisions of the 1998 Plan, to determine, among other things, the persons to whom awards under the 1998 Plan (Awards) will be made, the size of such Awards, and the specific terms and conditions applicable to Awards, including, but not limited to, the duration, vesting and exercise or other realization periods, the circumstances for forfeiture and the form and timing of payment. The 1998 Plan limits the number of shares of Class A Common Stock that may be the subject of Awards to any grantee in any calendar year to one million shares.

    Awards, including stock options (Options), restricted stock (Restricted Stock) and restricted stock units (Restricted Stock Units) may be made under the 1998 Plan to selected employees and independent contractors of the Company and its present or future subsidiaries and affiliates, in the discretion of the Committee. Substantially all employees of the Company will be eligible to receive Awards under the 1998 Plan. Stock options may be either "incentive stock options," as such term is defined in Section 422 of the Internal Revenue Code of 1986, as amended (the Code), or nonqualified stock options. The exercise price of an Option will not be less than the fair market value per share of Class A Common Stock on the date of grant. The exercise price of an Option may be paid in cash or Class A Common Stock or pursuant to a "broker's cashless exercise" or other similar arrangement approved by the Committee. Options that have a term of not more than 10 years will become exercisable at such times and upon such terms as the Committee may determine, and may be exercised following termination of employment as determined by the Committee in the document evidencing the Award.

    Restricted Stock is Class A Common Stock transferred to the grantee, generally without payment to the Company, which shares are subject to certain restrictions and to a risk of forfeiture. A Restricted Stock Unit is a right to receive shares of Class A Common Stock or cash at the end of a specified period, subject to a risk of forfeiture. The vesting of Restricted Stock and Restricted Stock Units may be conditioned upon the satisfaction of specified performance criteria. The maximum number of shares of Class A Common Stock that may be awarded as Restricted Stock under the 1998 Plan is 500,000. The Company granted a total of 15,000 shares of restricted Class A Common Stock to certain directors in connection with the Company's initial public offering.

    In the event of a "change of control" (as defined in the 1998 Plan), (1) any Award carrying a right to exercise that was not previously exercisable and vested will become fully exercisable and vested, (2) the restrictions, deferral limitations, payment conditions and forfeiture conditions applicable to any other Award granted under the 1998 Plan will lapse and such Award will be deemed fully vested and (3) any performance conditions imposed with respect to Awards will be deemed to be fully achieved.

    The 1998 Plan may, at any time and from time to time, be altered, amended, suspended, or terminated by the Board of Directors, in whole or in part, provided that no amendment that, in the opinion of counsel, requires stockholder approval will be effective unless such amendment has received the requisite approval of stockholders. In addition, no amendment may be made that adversely affects any of the rights of a grantee under any Award theretofore granted, without such grantee's consent.

    Set forth below is a brief discussion of certain federal income tax consequences relating to Awards that may be granted pursuant to the 1998 Plan.

    Nonqualified Stock Options. In the case of a nonqualified stock option, an option holder generally will not be taxed upon the grant of the option. Rather, at the time of exercise of such nonqualified stock option, the option holder will generally recognize ordinary income for federal income tax purposes in an amount equal to the excess of the then fair market value of the shares purchased over the option price (the Spread). The Company will generally be entitled to a tax deduction at the time and in the amount that the holder recognizes ordinary income.

    Incentive Stock Options. In the case of an incentive stock option, the tax recognition event will generally occur upon the disposition of the shares acquired upon exercise of the incentive stock option, rather than upon the grant of the incentive stock option or upon its exercise within the employment-related period prescribed by the Code for this purpose (timely exercise). The Spread will, however, be an item of tax adjustment for purposes of the "alternative minimum tax" imposed by Section 55 of the Code. If, upon disposition of the shares acquired upon exercise, the special holding period requirements prescribed in the Code with respect to incentive stock options have been satisfied (a Qualifying Disposition), any taxable income will constitute capital gain in an amount equal to the excess of the sale proceeds over the exercise price. The Company will not be entitled to a tax deduction with respect to the timely exercise of an incentive stock option or the subsequent Qualifying Disposition of shares so acquired. The tax consequences of any untimely exercise of an incentive stock option or non-Qualifying Disposition of acquired shares will be determined in accordance with the rules applicable to nonqualified stock options, as described in the preceding paragraph, except that, in the case of a non-Qualifying Disposition, the tax recognition event will occur upon such disposition.

    Exercise with Shares. An option holder who pays the option price upon exercise of an option, in whole or in part, by delivering already owned shares of stock will generally not recognize gain or loss on the shares surrendered at the time of such delivery, except under certain circumstances. Rather, recognition of such gain or loss will generally occur upon disposition of the shares acquired in substitution for the shares surrendered.

    Restricted Stock. Generally, the grant of Restricted Stock has no federal income tax consequences at the time of grant. Rather, at the time the shares are no longer subject to a substantial risk of forfeiture (as defined in the Code), the holder will recognize ordinary income in an amount equal to the fair market value of such shares. A holder may, however, elect to be taxed at the time of the grant. The Company generally will be entitled to a deduction at the time and in the amount that the holder recognizes ordinary income.

    Restricted Stock Units. In the case of Restricted Stock Units, a holder generally will not be taxed upon the grant of such units or upon the lapse of restrictions on such units but, rather, will recognize ordinary income in an amount equal to the value of the shares and cash received at the time of such receipt. The Company will be entitled to a deduction at the time and in the amount that the holder recognizes ordinary income.

    The foregoing summary constitutes a brief overview of the principal federal income tax consequences relating to the above-described awards based upon current federal income tax laws. This summary is not intended to be exhaustive and does not describe state, local or foreign tax consequences. Participants in the 1998 Plan should consult their personal tax advisors to determine the specific tax consequences to them of Awards and other transactions relating thereto.

    Knight/Trimark Group, Inc. 1998 Nonemployee Director Stock Option Plan. The Company, with the approval of its stockholders, adopted the 1998 Nonemployee Director Stock Option Plan (the Nonemployee Director Plan). The Nonemployee Director Plan took effect upon the consummation of the Company's initial public offering. A maximum of 264,000 shares of Class A Common Stock have been reserved for issuance under the Nonemployee Director Plan, subject to equitable adjustment upon the occurrence of any increase in, decrease in or exchange of the outstanding shares of Class A Common Stock through merger, consolidation, recapitalization, reclassification, stock split, stock dividend or similar corporate transaction.

    Under the Nonemployee Director Plan, any questions of administration that arise are resolved by the Board of Directors. Nine directors are currently eligible to receive awards under the Plan. All stock options granted under the Nonemployee Director Plan (Director Options) are nonqualified stock options.

    A Director Option to purchase 8,000 shares of Class A Common Stock was granted upon the effective date of the Nonemployee Director Plan to each then Nonemployee Director and, thereafter, to each new Nonemployee Director upon election to the Board of Directors. In addition, on the first business day following each annual meeting of the Company's stockholders, each continuing Nonemployee Director will be granted a Director Option to purchase 4,000 shares of Class A Common Stock. The exercise price of a Director Option will be the fair market value per share of Class A Common Stock on the date of grant and may be paid in cash or Common Stock or pursuant to a "broker's cashless exercise." Director Options will have a term of 10 years, will become exercisable in four equal annual installments commencing with the first anniversary of the date of grant and may be exercised following a director's termination of service, as determined by the Board of Directors in the document evidencing the grant. In the event of a "change of control" (as defined in the Nonemployee Director
Plan), any outstanding Director Options not yet exercisable in whole or in part will become exercisable in full. The Nonemployee Director Plan may, at any time and from time to time, be altered, amended, suspended or terminated by the Board of Directors, in whole or in part; provided that no amendment that, in the opinion of counsel, requires stockholder approval will be effective unless such amendment has received the requisite approval of stockholders. In addition, no amendment may be made that adversely affects any of the rights of a grantee under any Director Option theretofore granted, without such grantee's consent.

    For a discussion of certain federal income tax consequences relating to options granted pursuant to the Nonemployee Director Plan, see "Knight/Trimark Group, Inc. 1998 Long-Term Incentive Plan."

    During 1998, the Company issued options to purchase 72,000 shares at a weighted average exercise price of $14.50 under the Nonemployee Director Plan to its directors.

    Knight/Trimark Group, Inc. Management Incentive Performance Plan. The Company has established a profit-pool incentive plan (the Incentive Plan), currently consisting of three sub-profit pools, one for the Company (disregarding its subsidiary companies) (the Company Sub-Pool), one for Knight (the Knight Sub-Pool) and one for Trimark (the Trimark Sub-Pool). The Incentive Plan also provides for the creation of a new sub-pool at the time of each future formation or acquisition of a new Company subsidiary, to be allocated by such person or persons as determined by a committee of the Board of Directors consisting of its executive officers (the Executive Board).

    The annual Company Sub-Pool will equal 15% of the before-tax profits of the Company (on an unconsolidated basis) earned by the Company during each fiscal quarter (not taking into account amounts paid out pursuant to the Incentive
Plan) and will be allocated on a quarterly basis by the Chief Executive Officer of the Company. The annual Knight Sub-Pool equals 15% of the before-tax profits earned by Knight during each fiscal quarter (not taking into account amounts paid out pursuant to the Incentive Plan), and is allocated on a quarterly basis by the President, Chief Executive Officer and Chief Operating Officer of Knight. The annual Trimark Sub-Pool equals 15% of the before-tax profits earned by Trimark during each fiscal quarter (not taking into account amounts paid out pursuant to the Incentive Plan), and is allocated on a quarterly basis by the President, Chief Executive Officer and Chief Operating Officer of Trimark. Such officers may not themselves receive an allocation from any sub-profit pool in any year unless the entire Company, on a consolidated basis, earns a before-tax profit. All allocations will be subject to the approval of the Chief Executive Officer of the Company.

401(k) Plan

    The Company has a Section 401(k) Plan (the 401(k) Plan), a tax-qualified plan covering substantially all of the Company's employees. Under the terms of the 401(k) Plan, participants may elect to defer a portion of their compensation, subject to certain limitations, and the Company is required to make annual contributions to the 401(k) Plan equal to 50% of the contributions made by its employees, subject to certain limitations.

Employment Agreements

    Shortly before the Company's initial public offering, the Company entered into a new employment agreement substantially the same as the prior LLC employment agreement with Mr. Pasternak and amended the LLC agreements of Messrs. Raquet, Steinman and Lazarowitz, as well as the prior Trimark employment agreement with Mr. Sanfilippo (collectively, the Executives). The term of Mr. Pasternak's agreement (the New Agreement) is four years, beginning on the date of the consummation of the Company's initial public offering, with annual, automatic one-year extensions beginning on the fourth anniversary of such date unless either party gives notice of nonrenewal at least 60 days prior to such anniversary. The term of the amended agreements of the remaining Executives (the Amended Agreements) ends on March 23, 2000, subject to annual automatic one-year extensions beginning on such date, unless either party serves notice of nonrenewal at least 60 days prior to such date.

    Mr. Pasternak's New Agreement provides that he is President and Chief Executive Officer of the Company and President and Chief Executive Officer of Knight. Each of Messrs. Raquet and Lazarowitz's Amended Agreements provides, respectively, that the Executive is Executive Vice President of the Company; Mr. Raquet is also Chief Operating Officer of Knight and Mr. Lazarowitz is also Chief Operating Officer of Trimark. Mr. Steinman's Amended Agreement provides that he is Chairman of the Board of the Company and Chief Executive Officer of Trimark. Mr. Sanfilippo's Amended Agreement provides that he is Executive Vice President of the Company and President of Trimark. Each Executive receives an annual salary of $250,000, which is, from time to time, increased by the Board of Directors.

    The New Agreement and each of the Amended Agreements provide for the payment of annual bonuses pursuant to the Incentive Plan (see Knight/Trimark Group, Inc. 1998 Incentive Plan) and for participation in current and future employee benefit plans. In addition, the New Agreement of Mr. Pasternak and the Amended Agreement of Mr. Sanfilippo provide for the payment of a sales commission equal to a percentage (in the case of Mr. Pasternak, 35%; in the case of Mr. Sanfilippo, a percentage consistent with the Company's other traders) of the net, before-tax trading profits of the Executive's personal trading account; and the respective Amended Agreements of Messrs. Steinman and Lazarowitz provide for the payment of an additional annual bonus until March 31, 2000, equal in each case to 5% of the before-tax earnings of Trimark.

                              CERTAIN TRANSACTIONS

The Reorganization

    The Company was organized in April 1998 for the purpose of succeeding to the business of the LLC (the Reorganization). Concurrent with the closing of the Company's initial public offering, all of the member interests of the LLC were exchanged for 36,662,415 shares of Class A Common Stock of the Company and 3,942,698 shares of Class B Common Stock of the Company. Before the Reorganization, management owned 40% and the broker-dealer owners owned 60% of the LLC. By agreement among the members of the LLC, the allocation of Common Stock to the broker-dealer owners was based upon an approximation of the fair market value of each such broker-dealer owner's interest in the LLC. One broker-dealer owner of Common Unit of the LLC received Class B Common Stock for some of its Common Units in lieu of Class A Common Stock due to certain regulatory constraints that limit the amount of voting stock this particular broker-dealer can own. In connection with the Reorganization, Knight became the successor entity to Knight Securities, L.P., and Trimark became the successor entity to Trimark Securities, L.P.

Brown & Company Securities Corporation

    On April 24, 1996, the Company entered into a $500,000 subordinated note agreement with Brown & Company Securities Corporation (Brown), a major customer of the Company, which paid interest quarterly at a market rate approximating the prevailing Federal Funds Rate. The subordinated note was repaid in full by the Company on July 13, 1998. Concurrent with the execution of the subordinated note, the Company granted Brown certain benefits, including the right to receive additional payments based on the amount of order flow provided to the Company by Brown. For the period from March 27, 1995 through December 31, 1995 and for the years ended December 31, 1996, 1997 and 1998, Brown was the source of 4.0%, 4.6%, 4.3% and 3.1%, respectively, of the Company's order flow. Payments by the Company to Brown during these periods amounted to $2.1 million, $6.2 million, $7.5 million and $7.5 million, respectively. Additionally, in April 1996, the Company granted Brown the right to purchase 7,143 Common Units in the LLC at the then prevailing market price of $10.00 per Common Unit (the Brown Option). As of the date of grant, the right to purchase the Common Units had de minimis value. Brown elected to exercise the Brown Option at the closing of the Company's initial public offering for 394,887 shares of the Company's Class A Common Stock at an aggregate price of $71,430. Pursuant to the terms of the subordinated note, Brown shared in the LLC profits based on the quantity of order flow it directed to the Company. This arrangement was discontinued upon the consummation of the Reorganization.

Transactions with Affiliates

    Transactions with Affiliates. Immediately prior to the Reorganization, 60% of the Common Units of the LLC were owned by a consortium of 27 broker-dealers or their affiliates. One of the broker-dealer owners, Gruntal & Co. L.L.C., sold all of its shares in the Company's initial public offering. Immediately after the closing of the Company's initial public offering, broker-dealer owners owned 44.6% of the Company's Common Stock and immediately after the closing of this offering, the broker-dealer owners will own 33.9% of the Company's Common Stock.

    Set forth below is a list of broker-dealers which directly or indirectly own the Company's capital stock:

Ameritrade Inc.                         Direct Access Brokerage Services, Inc.       Primevest Financial Services, Inc.
BHC Securities, Inc.                    Discover Brokerage Direct                    R.J. Forbes Group, Inc.
BHF Securities Corp.                    E*TRADE Securities, Inc.                     Sanders Morris Mundy, Inc.
Bidwell & Company                       Fiserv Correspondent Services, Inc.          Scottsdale Securities, Inc.
Brown & Company Securities Corporation  Howe Barnes Investments, Inc.                Southwest Securities, Inc.
Burke, Christensen & Lewis Securities   International Correspondents Trading, Inc.   Stockcross, Inc.
Cowles, Sabol & Co., Inc.               J.W. Charles Securities, Inc.                Thomas F. White & Co.
Dain Rauscher Incorporated              Josephthal & Co. Inc.                        Van Kasper & Company
David A. Noyes & Co.                    Nathan & Lewis Securities, Inc.              Waterhouse Securities, Inc.

    For the period from March 27, 1995 through December 31, 1995 and the years ended December 31, 1996, 1997 and 1998, the broker-dealer owners were the source of 31.3%, 35.1%, 39.8% and 40.6% of the Company's order flow, respectively. For the period from March 27, 1995 through December 31, 1995 and for the years ended December 31, 1996, 1997 and 1998, aggregate payments by the Company to its broker-dealer owners for order flow amounted to $14.4 million, $46.4 million, $50.7 million and $57.1 million, respectively. For the period from March 27, 1995, through December 31, 1995, for the years ended December 31, 1996 and 1997 and for the period from January 1, 1998 through July 13, 1998, the date of the Reorganization, the Company made aggregate profit distributions to broker-dealer owners amounting to $1.7 million, $10.6 million, $13.4 million and $44.6 million, respectively. Pursuant to the limited liability company agreement of the LLC, the Company's broker-dealer owners shared in the LLC profits partially in proportion to their equity interest and partially in proportion to the quantity of order flow they directed to the Company. This arrangement was discontinued upon consummation of the Reorganization. The broker-dealer owners no longer receive any special inducements to send order flow to the Company and are not contractually or otherwise obligated to provide the Company with any order flow in the future. Although the Company believes that, based on the high-quality execution services it provides, these broker-dealer owners will continue to use the Company's services, there can be no assurance that the absence of such incentives will not cause the Company's broker-dealer owners to reduce the level of or discontinue order flow they direct to the Company in the future. See "Risk Factors--Risks Associated with Recent Changes in Our Ownership Structure" and "Selling and Principal Stockholders."

    Ameritrade. Upon the closing of this offering, Ameritrade Holding Corporation (Ameritrade) will own 3,953,675 shares of the Company's Class A Common Stock. Mr. J. Joe Ricketts, the Chairman and Chief Executive Officer of Ameritrade, is a Director of the Company. For the period from March 27, 1995 through

December 31, 1995 and the years ended December 31, 1996, 1997 and 1998, Ameritrade was the source of 6.8%, 5.7%, 5.8% and 9.2%, respectively, of the Company's order flow. During the same periods, aggregate payments by the Company to Ameritrade for order flow, equalled $3.1 million, $8.2 million, $6.9 million and $11.7 million, respectively. Additionally, the Company made profit distributions to Ameritrade for the period from March 27, 1995 through December 31, 1995, for the years ended December 31, 1996 and 1997 and for the period from January 1, 1998 through July 13, 1998 aggregating $529,000, $2.7 million, $2.6 million and $8.9 million, respectively.

    Discover Brokerage Direct. Upon the closing of this offering, Discover Brokerage Direct, Inc. (Discover) will own 1,201,963 shares of the Company's Class A Common Stock. Mr. V. Eric Roach, the President of Discover, is a Director of the Company. For the period from March 27, 1995 through December 31, 1995 and the years ended December 31, 1996, 1997 and 1998, Discover was the source of 2.1%, 2.3%, 3.5% and 2.5%, respectively, of the Company's order flow. During the same periods, aggregate payments by the Company to Discover for order flow, equaled $1.0 million, $4.4 million, $5.5 million and $4.2 million, respectively. Additionally, the Company made profit distributions to Discover for the period from March 27, 1995 through December 31, 1995, for the years ended December 31, 1996 and 1997 and for the period from January 1, 1998 through July 13, 1998 aggregating $185,000, $964,000, $1.3 million and $3.5 million, respectively.

    E*TRADE. Upon the closing of this offering, E*TRADE Securities, Inc. (E*TRADE) will own 1,816,432 shares of the Company's Class A Common Stock. For the period from March 27, 1995 through December 31, 1995 and the years ended December 31, 1996, 1997 and 1998, E *TRADE was the source of 1.8%, 3.2%, 5.7%
and 7.5%, respectively of the Company's order flow. During the same periods, aggregate payments by the Company to E*TRADE for order flow, equaled $645,000, $3.5 million, $5.3 million and $8.4 million, respectively. Additionally, the Company made profit distributions to E*TRADE for the period from March 27, 1995 through December 31, 1995, for the years ended December 31, 1996 and 1997 and for the period from January 1, 1998 through July 13, 1998 aggregating $190,000, $825,000, $1.7 million and $4.9 million, respectively.

    Gruntal & Co. After the Reorganization, Gruntal & Co., L.L.C. (Gruntal) owned 1,311,754 shares of the Company's Class A Common Stock, all of which shares were sold by Gruntal in the Company's initial public offering. For the period from March 27, 1995 through December 31, 1995 and the years ended December 31, 1996, 1997 and 1998, Gruntal was the source of 1.0%, 0.6%, 0.3% and 0.1%, respectively, of the Company's order flow. During the same periods, aggregate payments by the Company to Gruntal for order flow equaled $421,000, $434,000, $415,000 and $337,000, respectively. Additionally, the Company made profit distributions to Gruntal in the period from March 27, 1995 through December 31, 1995, for the years ended December 31, 1996 and 1997 and for the period from January 1, 1998 through July 13, 1998 aggregating $341,000, $1.2 million, $845,000 and $2.9 million, respectively. In addition, from its inception until March 1998, the Company utilized Gruntal as its clearing broker. For the period from March 27, 1995 through December 31, 1995 and the years ended December 31, 1996, 1997, and 1998, the Company paid Gruntal clearing fees in the amount of $11.7 million, $21.5 million, $14.8 million and $1.6 million. The Company terminated its clearing arrangements with Gruntal as of March 1998.

    Sanders Morris Mundy. Upon the closing of this offering, Sanders Morris Mundy, Inc. (SMM) will not own any shares of the Company's Class A Common Stock. Mr. Bruce R. McMaken, a Managing Director of SMM, is a Director of the Company. For the period from March 27, 1995 through December 31, 1995 and the years ended December 31, 1996, 1997 and 1998, SMM was the source of 0.1%, 0.046%, 0.033% and 0.011%, respectively, of the Company's order flow. During the same periods, aggregate payments by the Company to SMM for order flow, equaled $34,000, $64,000, $45,000 and $5,600, respectively. Additionally, the Company made profit distributions to SMM for the period from March 27, 1995 through December 31, 1995, for the years ended December 31, 1996 and 1997 and for the period from January 1, 1998 through July 13, 1998 aggregating $31,000, $115,000, $85,000 and $289,000, respectively.

    Scottsdale Securities. Upon the closing of this offering, employees and affiliates of Scottsdale Securities, Inc. (Scottsdale Securities) will own 1,004,815 shares of the Company's Class A Common Stock. Mr. Rodger O. Riney, the President of Scottsdale Securities, is a Director of the Company. For the period from March 27, 1995 through December 31, 1995 and the years ended December 31, 1996, 1997 and 1998, Scottsdale Securities was the source of 0.9%, 1.5%, 1.4% and 1.5%, respectively, of the Company's order flow. During the same periods, aggregate payments by the Company to Scottsdale Securities for order flow equaled $662,000, $2.2 million, $1.3 million, and $1.8 million, respectively. Additionally, the Company made profit distributions to Scottsdale Securities for the period from March 27, 1995 through December 31, 1995, for the years ended December 31, 1996 and 1997 and for the period from January 1, 1998 through July 13, 1998 aggregating $170,000, $798,000, $649,000 and $2.2 million, respectively.

    Southwest Securities. Upon the closing of this offering, Southwest Securities, Inc. (Southwest) will own 1,674,850 shares of the Company's Class A Common Stock. For the period from March 27, 1995 through December 31, 1995 and the years ended December 31, 1996, 1997 and 1998, Southwest was the source of 2.7%, 2.3%, 1.4% and 1.1%, respectively, of the Company's order flow. During the same periods, aggregate payments by the Company to Southwest for order flow, equaled $1.6 million, $3.1 million, $1.8 million and $1.3 million, respectively. In addition, Southwest is acting as an underwriter in connection with this offering. See "Underwriting." Additionally, the Company made profit distributions to Southwest for the period from March 27, 1995 through December 31, 1995, for the years ended December 31, 1996 and 1997 and for the period from January 1, 1998 through July 13, 1998 aggregating $451,000, $1.6 million, $1.1 million and $3.9 million, respectively.

    Waterhouse Investor Services, Inc. Upon the closing of this offering, Waterhouse Investor Services, Inc. (Waterhouse) will own 2,139,623 shares of the Company's Class A Common Stock and 3,042,698 shares of the Company's Class B Common Stock. Waterhouse is an affiliate of Waterhouse Securities, Inc. (Waterhouse Securities, together with Waterhouse, is herein referred to as the Waterhouse Entities). For the period from March 27, 1995 through December 31, 1995 and the years ended December 31, 1996, 1997 and 1998, Waterhouse Securities was the source of 5.8%, 6.5%, 10.1% and 10.7%, respectively, of the Company's order flow. During the same periods, aggregate payments by the Company to the Waterhouse Entities for order flow equaled $2.0 million, $6.8 million, $10.2 million and $14.3 million, respectively. In addition, Trimark utilizes National Investor Services Corp. (NISC), a subsidiary of Waterhouse, as its clearing broker. In the years ended December 31, 1997 and 1998, the Company paid NISC clearing fees in the amounts of $9.5 million and $22.1 million, respectively. Additionally, the Company made profit distributions to the Waterhouse Entities for the period from March 27, 1995 through December 31, 1995, for the years ended December 31, 1996 and 1997 and for the period from January 1, 1998 through July 13, 1998 aggregating $697,000, $2.9 million, $3.9 million and $12.6 million, respectively.

    Trimark Leasing. Through August 1998, the Company leased certain computer and telephone equipment and furniture from Trimark Leasing, Inc., an entity which is wholly-owned by Steven L. Steinman and Robert M. Lazarowitz, executive officers and directors of the Company. For the period from March 27, 1995 through December 31, 1995 and the years ended December 31, 1996, 1997 and 1998, rental expenses under such leases were $261,000, $530,000, $539,000, and $293,000, respectively.

    Adirondack Trading Partners LLC. The Company holds a minority stake in Adirondack Trading Partners LLC (ATP), the funding vehicle for the International Securities Exchange (ISE) which, upon approval by the SEC, will be the first entirely electronic options market maker in the United States. The investment by the Company in ATP amounted to approximately $1.5 million. Martin Averbuch, a member of the Company's Board of Directors, is President and Chief Executive Officer of ATP.

PaineWebber Incorporated

    Knight clears all its trades through Correspondent Services Corp. (CSC), a subsidiary of PaineWebber Incorporated (PaineWebber). In the year ended December 31, 1998, the Company paid CSC clearing fees in the amount of $9.0 million. PaineWebber is acting as an underwriter in connection with this offering. PaineWebber Capital Inc., an affiliate of PaineWebber, loaned $30.0 million to the LLC pursuant to a loan agreement dated as of June 19, 1998 (the PaineWebber Loan). The Company guaranteed the LLC's obligations under the PaineWebber Loan. After the closing of the Company's initial public offering, the Company assumed all of the LLC's obligations under the PaineWebber Loan and the LLC was dissolved. The Company made principal repayments under the loan of $5.0 million, $9.0 million and $6.0 million on September 15, 1998, October 20, 1998 and December 15, 1998, respectively. Additionally, the Company paid the final $10.0 million outstanding on January 19, 1999. In 1998, aggregate interest payments to PaineWebber under the PaineWebber Loan totaled $913,000. The Company believes that the terms and conditions of the PaineWebber Loan were reasonable and customary for loans of this type.

                       PRINCIPAL AND SELLING STOCKHOLDERS

   The following table sets forth certain information known to the Company regarding beneficial ownership of the Company's Common Stock as of February 1, 1999 and as adjusted to reflect the sale of the shares pursuant to this offering, by (1) each person who is known by the Company to own beneficially more than 5% of its outstanding shares of Common Stock, (2) each director and Named Executive Officer of the Company, (3) all directors and executive officers of the Company as a group and (4) the Selling Stockholders. Except as otherwise indicated below, to the knowledge of the Company, each person listed below has sole voting power and investment power with respect to the shares beneficially owned by such person, subject to community property laws where applicable.

                          Shares Beneficially Owned                     Shares Beneficially Owned
                          Prior to this Offering(1)      Shares Offered After this Offering(1)(4)
                          ------------------------------ by the Selling -----------------------------
Name and Address(2)          Number        Percent(3)     Stockholders      Number        Percent
-------------------       --------------- -------------- -------------- --------------- -------------
Steven L. Steinman(5)...        4,429,699         8.36%      450,000          3,979,699       7.19%
Kenneth D. Pasternak....        4,354,644         8.22       450,000          3,904,644       7.05
Walter F. Raquet........        4,279,753         8.07       450,000          3,829,753       6.92
Robert M.
 Lazarowitz(6)..........        4,354,644         8.22       450,000          3,904,644       7.05
Anthony M. Sanfilippo...          415,971            *        50,000            365,971          *
Robert I. Turner........           15,000            *           --              15,000          *
Michael T. Dorsey.......            6,000            *           --               6,000          *
Simon D. Spenser........            7,000            *           --               7,000          *
Martin Averbuch.........            1,500            *           --               1,500          *
Charles V. Doherty......            5,000            *           --               5,000          *
Gene L. Finn............            7,000            *           --               7,000          *
Gary R. Griffith........           10,000            *           --              10,000          *
J. Joe Ricketts.........              --           --            --                 --         --
Bruce R. McMaken........              --           --            --                 --         --
Rodger O. Riney.........              --           --            --                 --         --
V. Eric Roach...........              --           --            --                 --         --
Charles A. Zabatta......            1,000            *           --               1,000          *
Ameritrade Holding
 Corporation(8).........        3,953,675         7.46           --           3,953,675       7.14
E*TRADE Securities,
 Inc.(9)................        2,566,432         4.84       750,000          1,816,432       3.28
Discover Brokerage
 Direct(10).............        2,101,963         3.97       900,000          1,201,963       2.17
Waterhouse Investor
 Services, Inc.(7)(11)..        6,082,321        11.48       900,000          5,182,321       9.36
BHF Securities
 Corporation(12)........          150,220            *        75,000             75,220          *
Bidwell & Company(13)...          449,024            *        50,000            399,024          *
Brown & Company
 Securities
 Investments(14)........          394,887            *       394,887                --         --
Cowles Family
 Trust(15)..............           57,485            *        17,485             40,000          *
Dain Rauscher
 Incorporated(16).......          460,192            *       460,192                --         --
David A. Noyes &
 Company(17)............           58,111            *        25,000             33,111          *
Howe Barnes Investments,
 Inc.(18)...............          130,759            *        75,000             55,759          *
J.W. Charles Financial
 Services, Inc.(19).....          299,353            *       225,000             74,353          *
NL Holding
 Corporation(20)........          125,970            *       125,970                --         --
Primevest Financial
 Services, Inc.(21).....          124,051            *        62,000             62,051          *
The R.J. Forbes Group,
 Inc.(22)...............          288,948            *       288,948                --         --
R.P. Assignee
 Corp.(23)..............          341,747            *        50,000            291,747          *
Sanders Morris Mundy
 Inc.(24)...............          134,566            *       134,566                --         --
Scottsdale Securities,
 Inc.(25)...............        1,012,097         1.91         7,282          1,004,815       1.81
Thomas F. White &
 Co.(26)................          471,638            *        46,000            425,638          *
Van Kasper & Co.(27)....          120,931            *        50,000             70,931          *
WBM, LLC(28)............           83,500            *        83,500                --         --
William L. and Diane E.
 Sabol(29)..............           57,485            *        28,700             28,785          *
William Lewke(30).......          209,615            *        25,615            184,000          *
All executive officers
 and directors as a
 group (17 persons).....       17,886,211         33.7%    1,850,000         16,036,211       29.0%

-------
* Less than one percent of the outstanding Common Stock.
(1) Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the shares.
(2) See "Management--Executive Officers and Directors." Unless otherwise indicated, the address for each beneficial owner is c/o Knight/Trimark Group, Inc., Newport Tower, 29th Floor, 525 Washington Boulevard, Jersey City, New Jersey 07310.
(3) The percentage of total outstanding for each stockholder immediately prior to this offering is calculated by dividing (i) the number of shares of Class A and Class B Common Stock deemed to be beneficially owned by such stockholder at such time by (ii) the sum of the number of shares of Class A and Class B Common Stock outstanding at such time.
(4) Assumes that the Underwriters' over-allotment option to purchase up to an additional 1,350,000 shares from the Selling Stockholders is not exercised.

(5) Mr. Steinman owns a nominal amount of the Company's Class A Common Stock, and the remainder of the shares attributed to him are owned by Steinman Family Associates, L.P., a Delaware limited partnership, in which he is the general partner and the limited partners are his wife and a trust for the benefit of certain members of his immediate family.
(6) Mr. Lazarowitz owns a nominal amount of the Company's Class A Common Stock, and the remainder of the shares attributed to him are owned by Lazarowitz Family Associates, L.P., a Delaware limited partnership, in which he is the general partner and the limited partners are his wife and a trust for the benefit of certain members of his immediate family.
(7) 3,942,698 of shares beneficially owned prior to the offering are shares of Class B Common Stock which are non-voting. 3,042,698 shares of Class B Common Stock will be beneficially owned subsequent to this offering.
(8) The address of Ameritrade Holding Corporation is Fourteen Wall Street, New York, NY 10005-2176.
(9) The address of E*TRADE Securities, Inc. is 2400 Geng Road, Palo Alto, CA 94303.
(10) The address of Discover Brokerage Direct, Inc. is 333 Market Street, 25th Floor, San Francisco, CA 94105.
(11) The address of Waterhouse Investor Services, Inc. is 100 Wall Street, 29th Floor, NY, NY 10005.
(12) The address of BHF Securities Corporation is 590 Madison Avenue, 28th Floor, NY, NY 10022.
(13) The address of Bidwell & Company is 209 Southwest Oak Street, Portland, OR 97204.
(14) The address of Brown & Company Securities Investments is One Beacon Street, 18th Floor, Boston, MA 02108.
(15) The address of Cowles Family Trust is 2437 Green View Place, Los Angeles, CA 90046.
(16) The address of Dain Rauscher Incorporated is 60 South Sixth Street, Dain Bosworth Plaza, Minneapolis, MN 55402.
(17) The address of David A. Noyes & Company is 208 LaSalle Street, Ste. 610, Chicago IL 60604.
(18) The address of Howe Barnes Investments, Inc. is 135 LaSalle Street, Ste. 1500, Chicago, IL 60603.
(19) The address of J.W. Charles Financial Services, Inc. is 980 North Federal Hwy, Ste. 210, Boca Raton, FL 33432.
(20) The address of NL Holding Corporation is 1140 Avenue of the Americas, 4th Floor, NY, NY 10036.

(21) The address of Primevest Financial Services, Inc. is 400 First St. South, Ste. 300, St. Cloud, MN 56301

(22) The address of The R.J. Forbes Group, Inc. is 8 Fletcher Place, Melville, NY 11747.

(23) The address of R.P. Assignee Corp. is 525 Washington Blvd., Ste. 2401, Jersey City, NJ 07310.

(24) The address of Sanders Morris Mundy, Inc. is 3100 Texas Commerce Tower, Houston, TX 77002.

(25) The address of Scottsdale Securities, Inc. is 12855 Flushing Meadow Dr., PO Box 31759, St. Louis, MO 63131.

(26) The address of Thomas F. White & Co. is One Second Street, 5th Floor, San Francisco, CA 94105.

(27) The address of Van Kasper & Co. is 600 California Street, Ste. 1700, San Francisco, CA 94108.

(28) The address of WBM, LLC is 200 Park Avenue, 24th Floor, NY, NY 10166.

(29) The address of William L. and Diane E. Sabol is 16820 Ventura Blvd.; 2nd Floor, Encino CA 91436.

(30) The address of William Lewke is 1120 Asbury Eventon, IL 60202.

                          DESCRIPTION OF CAPITAL STOCK

    The following summary description of the capital stock of the Company does not purport to be complete and is subject to the provisions of the Certificate of Incorporation and Bylaws of the Company.

Authorized and Outstanding Capital Stock

    The authorized capital stock of the Company consists of 220,000,000 shares of Common Stock, par value $.01 per share, and 20,000,000 shares of Preferred Stock, par value $.01 per share (the Preferred Stock). Of the 220,000,000 authorized shares of the Company's Common Stock, 200 million shares are designated Class A Common Stock and 20,000,000 shares are designated as Class B Common Stock. As of December 31, 1998, 49,062,184 shares of Class A Common Stock are issued and outstanding and 3,942,698 shares of Class B Common Stock are issued and outstanding.

Common Stock

    Voting Rights. Except as otherwise required by law or, as described below by the Certificate of Incorporation, the holders of shares of Class A Common Stock vote together as a single class. Each share of Class A Common Stock will entitle the registered holder thereof to one vote. There is no cumulative voting and, therefore, holders of a majority of the shares of Class A Common Stock can elect all of the directors.

    The holders of Class A Common Stock are entitled to elect all members of the Company's Board of Directors and the holders of Class B Common Stock have no voting rights, except as otherwise provided by law.

    Conversion into Class A Common Stock. Pursuant to the Certificate of Incorporation, each share of Class B Common Stock is exchangeable at any time upon sale or other transfer thereof, subject to certain limitations on such sale or transfer, for one fully paid and nonassessable share of Class A Common Stock, subject to adjustment for any stock split. Subject to certain limitations and upon satisfaction of certain conditions, holders of Class B Common Stock are entitled to convert their shares into the same number of shares of Class A Common Stock.

    Liquidation. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, after payment in full to creditors and distribution in full of the preferential amounts, if any, to be distributed to holders of shares of Preferred Stock, unless otherwise required by law, holders of shares of Common Stock will be entitled to receive all the remaining assets of the Company of whatever kind available for distribution to stockholders ratably in proportion to the number of shares of Common Stock held by them. Pursuant to the Certificate of Incorporation, the holders of Common Stock will participate in the distribution of such assets as if all classes and series of Common Stock constituted a single class of stock.

    Dividends. Subject to the preferential rights of holders of Preferred Stock, if any, the holders of shares of Common Stock will be entitled to receive, when, as and if declared by the Board of Directors, out of the assets of the Company which are by law available, dividends payable either in cash, in property or in shares of capital stock. Pursuant to the Certificate of Incorporation, no dividend will be declared or paid in respect of any class of Common Stock by the Company, unless the holders of all classes of Common Stock receive the same per share dividend payable in the same amount and type of consideration, as if such classes constituted a single class, except that if any dividend is declared that is payable in shares of Common Stock, or in subscription or other rights to acquire shares of Common Stock, then such dividend will be declared and paid at the same rate per share with respect to each class of Common Stock, the dividend payable on shares of Class A Common Stock will be payable only in shares of, or in subscription or other rights to acquire shares of, Class A Common Stock, and the dividend payable on shares of Class B Common Stock will be payable only in shares of, or in subscription or other rights to acquire shares of Class B Common Stock.

Preferred Stock

    Under the Certificate of Incorporation, the Board of Directors is expressly authorized, without further stockholder approval, to provide for the issuance of all or any shares of Preferred Stock in one or more classes or series, and to fix for each such class or series such voting powers, full or limited, or no voting powers, and such distinctive designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issuance of such class or series and as may be permitted by the Delaware General Corporation Law (DGCL). The Company has no present plans to issue any shares of Preferred Stock. See "--Anti-Takeover Effects of Provisions of the Certificate of Incorporation and Bylaws and the DGCL."

Registration Rights

    Certain stockholders of the Company (the Rightsholders) are entitled to require the Company to register under the Securities Act, up to a total of 34,864,737 shares (the Registrable Shares) of outstanding Common Stock pursuant to the terms of a Registration Rights Agreement (the Registration Rights Agreement). The Registration Rights Agreement provides that in the event the Company proposes to register any of its securities under the Securities Act at any time or times, the Rightsholders, subject to certain exceptions, shall be entitled to include Registrable Shares in such registration. However, the managing underwriter of any such offering may exclude for marketing reasons some of such Registrable Shares from such registration. In addition, certain Rightsholders have additional rights, subject to certain conditions and limitations, to require the Company to prepare and file a registration statement under the Securities Act with respect to their Registrable Shares. The Company is generally required to bear the expenses of all such registrations, except underwriting discounts and commissions. Certain Rightsholders are selling 6,625,145 Registrable Shares in this offering, assuming no exercise of the Underwriters' over-allotment option.

Anti-Takeover Effects of Provisions of the Certificate of Incorporation, Bylaws and the DGCL

    Certificate of Incorporation and Bylaws. The Certificate of Incorporation provides that stockholders are not entitled to call a special meeting of stockholders, nor may they require the Board of Directors to call such a meeting. The Certificate of Incorporation provides that stockholders are not entitled to act by written consent in lieu of a meeting, except where such consent is unanimous. These provisions of the Certificate of Incorporation could discourage potential acquisition proposals and could delay or prevent a change of control of the Company.

    Delaware Takeover Statute. The Company is subject to Section 203 of the DGCL (Section 203) which, subject to certain exceptions, prohibits a publicly-held Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder, unless: (1) prior to such date, the Board of Directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (2) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (a) by persons who are directors and also officers and (b) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan may be tendered in a tender or exchange offer; or (3) on or subsequent to such date, the business combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66% of the outstanding voting stock that is not owned by the interested stockholder.

    Section 203 defines "business combination" to include: (1) any merger or consolidation involving the corporation and the interested stockholder; (2) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder; (3) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (4) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or (5) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 defined an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with, or controlling or controlled by, such entity or person.

    Other Provisions. The holders of Common Stock are not entitled to preemptive or subscription rights. In any merger, consolidation or business combination, the consideration to be received per share by holders of Class A Common Stock is identical to that to be received by holders of Class B Common Stock. No class of Common Stock may be subdivided, consolidated, reclassified or otherwise changed unless the other class of Common Stock is concurrently subdivided, consolidated, reclassified or otherwise changed in the same proportion and in the same manner. All outstanding shares are, and the shares of Class A Common Stock offered hereby by the Company will be upon issuance, validly issued, fully paid and nonassessable.

Transfer Agent and Registrar

    The Transfer Agent and Registrar for the Company's Common Stock is ChaseMellon Shareholder Services, L.L.C.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Upon completion of this offering, the Company will have an aggregate of 55,379,737 shares of Common Stock outstanding (assuming no exercise of the Underwriters' over-allotment option). Of these shares, 11,500,000 of the Class A Common Stock shares are presently freely tradeable, and 9,000,000 shares of Class A Common Stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares purchased by an "affiliate" of the Company, as that term is defined in Rule 144 (Rule 144) under the Securities Act (an Affiliate), may generally be sold only in compliance with Rule 144 as described below.

    In addition, certain stockholders have the right to cause the Company to register the sale of certain shares of Class A Common Stock owned by them and/or to include their shares in future registrable statements relating to the Company's securities.

    Approximately 34,879,737 of the outstanding shares of Common Stock are "restricted securities" as that term is defined under Rule 144 (the Restricted Shares). Of these Restricted Shares, 34,764,737 shares will be subject to lock-up agreements as described below, assuming no exercise of the Underwriters' over-allotment option. Upon expiration of these agreements all of the Restricted Shares will be available for sale in the public market, subject to the provisions of Rule 144 under the Securities Act.

    In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including an Affiliate who has beneficially owned Restricted Shares for at least one year, is entitled to sell within any three-month period a number of such shares that does not exceed the greater of (1) one percent of the then outstanding shares of Class A Common Stock (approximately 523,370 shares immediately after this offering) or (2) the average weekly trading volume in the Class A Common Stock in the Nasdaq National Market during the four calendar weeks preceding the date on which notice of such sale is filed with the Securities and Exchange Commission. Such sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about the Company. In addition, a person who is not an Affiliate and has not been an Affiliate for at least three months prior to the sale and who has beneficially owned Restricted Shares for at least two years may resell such shares without regard to the requirements described above. The Company is unable to estimate accurately the number of Restricted

Shares that ultimately will be sold under Rule 144 because the number of shares will depend in part on the market price for the Common Stock, the personal circumstances of the sellers and other factors. See "Risk Factors--Future Sales by Existing Shareholders Could Depress the Market Price of Our Common Stock."

    On January 29, 1999, the Company filed a registration statement under the Securities Act on Form S-8 to register all shares of Common Stock issuable pursuant to the Company's stock option plans. Such registration statement became effective immediately upon filing. Accordingly, shares issued under the Company's stock plans will be eligible for sale in the public markets upon vesting and exercise of options or awards, subject to Rule 144 volume restrictions applicable to affiliates and, in certain cases, lock-up agreements.

    All executive officers and directors of the Company and the Selling Stockholders, who upon the completion of this offering will hold in the aggregate 26,997,361 shares of Common Stock, assuming no exercise of the Underwriters' over-allotment option, have agreed that they will not, without the prior written consent of BancBoston Robertson Stephens Inc., directly or indirectly, offer to sell, sell, contract to sell or otherwise dispose of any shares of Common Stock beneficially owned by them for a period of 90 days after the date of this Prospectus, subject to certain exceptions. BancBoston Robertson Stephens Inc. may, in its sole discretion and at any time, without notice, release all or any portion of the securities subject to lock-up agreements. See "Underwriting."

    Sales of substantial amounts of Common Stock, or the perception that such sales could occur, could adversely affect prevailing market prices for the Common Stock and could impair the Company's future ability to obtain capital through an offering of equity securities.

                                  UNDERWRITING

    The Underwriters named below (the Underwriters), acting through their representatives, BancBoston Robertson Stephens Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, PaineWebber Incorporated, ABN AMRO Incorporated and Southwest Securities, Inc. (the Representatives), have severally agreed with the Company and certain selling stockholders of the Company (the Selling Stockholders) subject to the terms and conditions of the Underwriting Agreement, to purchase from the Company and certain Selling Stockholders the number of shares of Class A Common Stock set forth below opposite their respective names. The Underwriters are committed to purchase and pay for all shares if any are purchased.

                                                                       Number of
   Underwriter                                                          Shares
   -----------                                                         ---------
   BancBoston Robertson Stephens Inc..................................
   Merrill Lynch, Pierce, Fenner & Smith Incorporated.................
   PaineWebber Incorporated...........................................
   ABN AMRO Incorporated..............................................
   Southwest Securities, Inc..........................................
                                                                       ---------
    Total............................................................. 9,000,000
                                                                       =========

    The Representatives have advised us that the Underwriters propose to offer the shares of Class A Common Stock to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at such
price less a concession not in excess of $     per share, of which $     may be
reallowed to other dealers. After the completion of this offering, the public offering price, concession and reallowance to dealers may be reduced by the Representatives. No such reduction shall change the amount of proceeds to be received by the Company or the Selling Stockholders as set forth on the cover page of this prospectus. The Class A Common Stock is offered by the Underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part.

    The Underwriters have advised us that they do not intend to confirm sales to any accounts over which they exercise discretionary authority.

    Over-Allotment Option. Certain of the Selling Stockholders have granted to the Underwriters an option, exercisable during the 30-day period after the date of this prospectus, to purchase up to 1,350,000 additional shares of Class A Common Stock to cover over-allotments, if any, at the public offering price less the underwriting discount set forth on the cover page of this prospectus. If the Underwriters exercise their over-allotment option to purchase any of such additional 1,350,000 shares of Class A Common Stock, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof as the number of shares to be purchased by each of them bears to the total number of shares of Class A Common Stock offered hereby. If purchased, such additional shares will be sold by the Underwriters on the same terms as those on which the shares offered hereby are being sold. The Selling Stockholders will be obligated, pursuant to the over-allotment option, to sell shares to the Underwriters to the extent such over-allotment option is exercised. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of the shares of Class A Common Stock offered hereby.

    The following table summarizes the compensation to be paid to the Underwriters by the Company and the Selling Stockholders:

                                                          Total
                                                   --------------------
                                              Per     Without          With
                                             Share Over-allotment Over-allotment
                                             ----- -------------- --------------
Underwriting Discounts and Commissions
  paid by the Company.......................
Underwriting Discounts and Commissions
  paid by the Selling Stockholders..........

    The Company estimates expenses payable by the Company in connection with this offering (other than the underwriting discounts and commissions referred to above) will be $950,000.

    Indemnity. The Underwriting Agreement contains covenants of indemnity among the Underwriters, the Company and the Selling Stockholders against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended, and liabilities arising from breaches of representations and warranties contained in the Underwriting Agreement.

    Lock-Up Agreements. Each officer and director of the Company and certain of its stockholders have agreed, during the period ending 90 days after the date of this prospectus (the lock-up period), subject to certain exceptions, not to offer to sell, sell, contract to sell, or otherwise sell, dispose of, loan, pledge or grant any rights with respect to any shares of Class A Common Stock or any options or warrants to purchase any shares of Class A Common Stock, or any securities convertible into or exchangeable for shares of Class A Common Stock owned as of the date of this prospectus or thereafter acquired directly by such holders or with respect to which they have the power of disposition, without the prior written consent of BancBoston Robertson Stephens Inc. However, BancBoston Robertson Stephens Inc. may, in its sole discretion and at any time or from time to time, without notice, release all or any portion of the securities subject to those lock-up agreement. There are no existing agreements between the Representatives and any of the Company's stockholders providing consent to the sale of shares prior to the expiration of the lock-up period.

    Future Sales. In addition, the Company has agreed that during the lock-up period the Company will not, without the prior written consent of BancBoston Robertson Stephens Inc., subject to certain exceptions, (1) consent to the disposition of any shares held by stockholders subject to lock-up agreements prior to the expiration of the lock-up period or (2) issue, sell, contract to sell, or otherwise dispose of, any shares of Class A Common Stock, any options to purchase any shares of Class A Common Stock or any securities convertible into, exercisable for or exchangeable for shares of Class A Common Stock other than our sale of shares in this offering, the issuance of shares of Class A Common Stock upon the exercise of outstanding options and the issuance of options under existing stock option and incentive plans, provided such options do not vest prior to the expiration of the lock-up period. See "Shares Eligible for Future Sale."

    Stabilization. The Representatives have advised the Company that, pursuant to Regulation M under the Securities Exchange Act of 1934, as amended, certain persons participating in the offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids, which may have the effect of stabilizing or maintaining the market price of the shares of Class A Common Stock at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for, or the purchase of, shares of Class A Common Stock on behalf of the Underwriters for the purpose of fixing or maintaining the price of the shares of Class A Common Stock. A "syndicate covering transaction" is the bid for, or purchase of, shares of Class A Common Stock on behalf of the Underwriters to reduce a short position incurred by the Underwriters in connection with the offering. A "penalty bid" is an arrangement permitting the Representatives to reclaim the selling concession otherwise accruing to an Underwriter or syndicate member in connection with the offering if the shares of Class A Common Stock originally sold by such Underwriter or syndicate member are purchased by the Representatives in a syndicate covering transaction and have therefore not been effectively placed by such Underwriter or syndicate member. The Representatives have advised us that such transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

    In connection with this offering, certain Underwriters and selling group members (if any) who are qualified market makers on the Nasdaq Market may engage in passive market making transactions in the Class A Common Stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934, as amended, during the business day prior to the pricing of the offering before the commencement of offers or sales of the Class A Common Stock. Passive market makers must comply with applicable volume and price limitations and must be identified as such. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid of such security; if all independent bids are lowered below the passive market maker's bid, however, such bid must then be lowered when certain purchase limits are exceeded.

    The Company's subsidiary, Knight, is a party to a clearing contract with an affiliate of PaineWebber, whereby such affiliate clears all of Knight's trades for usual and customary fees. In addition, PaineWebber Capital, Inc., an affiliate of PaineWebber, loaned $30.0 million to the LLC pursuant to a loan agreement dated June 19, 1998. All amounts outstanding under the loan agreement have been repaid by the Company and the loan agreement has been terminated. The Company believes that the terms and conditions of the PaineWebber Loan were reasonable and customary for loans of this type. One of the Underwriters, Southwest Securities, Inc., is a stockholder of the Company. See "Certain Transactions."

                                 LEGAL MATTERS

    The validity of the Class A Common Stock offered hereby will be passed upon for the Company by Michael T. Dorsey, Senior Vice President and General Counsel to the Company. In addition, certain legal matters will be passed on for the Company by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. Certain legal matters will be passed on for the Underwriters by Brobeck, Phleger & Harrison LLP, New York, New York.

                                    EXPERTS

    The consolidated financial statements as of December 31, 1997 and 1998 and for each of the three years in the period ended December 31, 1998 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                             ADDITIONAL INFORMATION

    The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith, is required to file periodic reports and other information with the SEC. Such information can be inspected without charge at the public reference facilities of the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the SEC located at Suite 1400, Northwest, Atrium Center, 500 West Madison Street, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material may also be obtained at prescribed rates from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549. The SEC also maintains a web site (http://www.sec.gov) that will contain all information filed electronically by the Company with the SEC.

    This Prospectus, which constitutes a part of a Registration Statement on Form S-1 (the Registration Statement) filed by the Company with the SEC under the Securities Act, does not contain all of the information set forth in the Registration Statement, including the exhibits thereto. For further information with respect to the Company and the Class A Common Stock offered hereby, reference is made to the Registration Statement and the exhibits thereto. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and, with respect to each such contract or document filed as an exhibit to the Registration Statement, reference is made to the copy of such contract or document, and each such statement is qualified in all respects by such reference. A copy of the Registration Statement, including the exhibits thereto, may be inspected and copies thereof may be obtained as described in the preceding paragraph with respect to periodic reports and other information to be filed by the Company under the Exchange Act.

                           KNIGHT/TRIMARK GROUP, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
Report of Independent Accountants.........................................  F-2
Consolidated Statements of Financial Condition as of December 31, 1997 and
  1998....................................................................  F-3
Consolidated Statements of Income for the years ended December 31, 1996,
  1997 and 1998...........................................................  F-4
Consolidated Statements of Changes in Stockholders' (Members') Equity for
  the years ended December 31, 1996, 1997 and 1998........................  F-5
Consolidated Statements of Cash Flows for the years ended December 31,
  1996, 1997 and 1998.....................................................  F-6
Notes to Consolidated Financial Statements................................  F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Knight/Trimark Group, Inc.

    In our opinion, the accompanying consolidated statements of financial condition and the related consolidated statements of income, of changes in stockholders' (members') equity and of cash flows present fairly, in all material respects, the financial position of Knight/Trimark Group, Inc. and its subsidiaries at December 31, 1997 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP

New York, New York
January 19, 1999

                           KNIGHT/TRIMARK GROUP, INC.

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                                             December 31,
                                                       -------------------------
                                                           1997         1998
                                                       ------------ ------------
Assets
Cash and cash equivalents............................  $ 13,797,198 $117,381,556
Securities owned, at market value....................    61,726,045  100,476,151
Receivable from clearing brokers.....................    30,151,720  107,503,274
Fixed assets and leasehold improvements, at cost,
  less accumulated depreciation
  and amortization of $3,884,743 in 1997 and
  $6,477,147 in 1998.................................     7,353,429   12,014,991
Goodwill, less accumulated amortization of $4,465,484
  in 1997 and $6,748,361 in 1998.....................    14,192,840   16,036,859
Other assets.........................................       651,190    5,447,544
                                                       ------------ ------------
     Total assets....................................  $127,872,422 $358,860,375
                                                       ============ ============
Liabilities And Stockholders' (Members') Equity
Liabilities
 Securities sold, not yet purchased, at market
 value...............................................  $ 21,060,857 $108,909,217
 Short-term borrowings...............................           --    10,000,000
 Distributions on Common Units payable to members....     8,405,326          --
 Accrued compensation expense........................     6,112,562   16,529,004
 Accrued execution and clearance fees................     3,966,145    6,898,095
 Accrued payments for order flow.....................     3,764,391    8,672,668
 Liability for capital lease.........................       786,801          --
 Accounts payable, accrued expenses and other
  liabilities........................................     1,394,288    5,445,112
 Income taxes payable................................           --     2,285,620
 Interest payable on Preferred Units.................       424,981          --
 Subordinated note...................................       500,000          --
 Mandatorily Redeemable Preferred A Units............    12,483,610          --
 Mandatorily Redeemable Preferred B Units............    15,000,000          --
                                                       ------------ ------------
     Total liabilities...............................    73,898,961  158,739,716
                                                       ------------ ------------
Commitments and contingent liabilities (Notes 9 and 14)

Stockholders' equity
 Class A Common Stock, $0.01 par value, 200,000,000
  shares authorized; 49,062,184 shares issued and
  outstanding at December 31, 1998...................           --       490,622
 Class B Common Stock, $0.01 par value, 20,000,000
  shares authorized; 3,942,698 shares issued and
  outstanding at December 31, 1998...................           --        39,427
 Additional paid-in capital..........................           --   169,779,929
 Retained earnings...................................           --    29,810,681
Members' equity
 Common units, $10 par value, 750,000 units
  authorized; 734,497 units issued and outstanding
  at December 31, 1997...............................     7,344,970          --
 Undistributed income................................    46,628,491          --
                                                       ------------ ------------
     Total stockholders' (members') equity...........    53,973,461  200,120,659
                                                       ------------ ------------
     Total liabilities and stockholders' (members')
       equity........................................  $127,872,422 $358,860,375
                                                       ============ ============




  The accompanying notes are an integral part of these consolidated financial statements.

                           KNIGHT/TRIMARK GROUP, INC.

                       CONSOLIDATED STATEMENTS OF INCOME

                                           For the Years Ended December 31,
                                        --------------------------------------
                                            1996         1997         1998
                                        ------------ ------------ ------------
Revenues
Net trading revenue.................... $183,499,260 $223,922,643 $348,098,874
Commissions and fees...................      394,394      704,759    4,042,919
Interest, net..........................    1,282,522    2,039,244    3,591,276
                                        ------------ ------------ ------------
    Total revenues.....................  185,176,176  226,666,646  355,733,069
                                        ------------ ------------ ------------
Expenses
Employee compensation and benefits.....   39,494,032   57,716,994  108,002,843
Payments for order flow
  Affiliates...........................   46,374,341   50,662,461   57,149,752
  Non-affiliates.......................   23,454,327   16,249,579   25,362,462
Execution and clearance fees
  Affiliates...........................   21,461,560   24,262,767   23,957,338
  Non-affiliates.......................    4,375,397    7,805,806   21,606,413
Communications and data processing.....    4,359,785    6,809,086   10,869,251
Depreciation and amortization..........    2,975,152    4,225,286    5,878,327
Occupancy and equipment rentals........    1,776,806    2,657,402    5,745,263
Professional fees......................      379,346    1,612,277    3,423,567
Business development...................      623,492    1,459,822    2,336,472
Interest on Preferred Units............    2,092,593    1,940,972      714,904
Other..................................    1,048,743    1,186,961    2,334,241
                                        ------------ ------------ ------------
    Total expenses.....................  148,415,574  176,589,413  267,380,833
                                        ------------ ------------ ------------
Income before income taxes.............   36,760,602   50,077,233   88,352,236
Income tax expense.....................          --           --    21,751,209
                                        ------------ ------------ ------------
Net income............................. $ 36,760,602 $ 50,077,233 $ 66,601,027
                                        ============ ============ ============
Basic and diluted earnings per share... $        .86 $       1.17 $       1.40
                                        ============ ============ ============
Weighted average shares of Class A and
  Class B Stock outstanding (see Note
  10)..................................   42,801,636   42,801,636   47,511,111
                                        ============ ============ ============

    The accompanying notes are an integral part of these consolidated financial statements.

                          KNIGHT/TRIMARK GROUP, INC.

     CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' (MEMBERS') EQUITY

             For the Years Ended December 31, 1996, 1997 and 1998

                     Roundtable Partners, L.L.C.                        Knight/Trimark Group, Inc.
                  ----------------------------------- --------------------------------------------------------------
                                                            Class A            Class B
                     Common Units                        Common Stock       Common Stock     Additional
                  --------------------  Undistributed ------------------- -----------------   Paid-in     Retained
                   Units      Amount       Income       Shares    Amount   Shares   Amount    Capital     Earnings      Total
                  --------  ----------  ------------- ---------- -------- --------- ------- ------------ ----------- ------------
Balance, January
 1, 1996........   372,648  $3,726,480   $ 8,472,790         --  $    --        --  $   --  $        --  $       --  $ 12,199,270
Issuance of
 Common Units...   365,449   3,654,490           --          --       --        --      --           --          --     3,654,490
Net income......       --          --     36,760,602         --       --        --      --           --          --    36,760,602
Distributions on
 Common Units...       --          --    (22,627,844)        --       --        --      --           --          --   (22,627,844)
                  --------  ----------   -----------  ---------- -------- --------- ------- ------------ ----------- ------------
Balance,
 December 31,
 1996...........   738,097   7,380,970    22,605,548         --       --        --      --           --          --    29,986,518
Net income......       --          --     50,077,233         --       --        --      --           --          --    50,077,233
Distributions on
 Common Units...       --          --    (25,742,857)        --       --        --      --           --          --   (25,742,857)
Resignation of
 Member.........    (3,600)    (36,000)     (311,433)        --       --        --      --           --          --      (347,433)
                  --------  ----------   -----------  ---------- -------- --------- ------- ------------ ----------- ------------
Balance,
 December 31,
 1997...........   734,497   7,344,970    46,628,491         --       --        --      --           --          --    53,973,461
Distributions on
 Common Units...       --          --    (57,265,529)        --       --        --      --           --          --   (57,265,529)
Net income for
 the period from
 January 1, 1998
 through July
 12, 1998 (see
 Note 3)...........    --          --     36,790,346         --       --        --      --           --          --    36,790,346
Reorganization,
 July 13, 1998
 (see Note 3)...  (734,497) (7,344,970)  (26,153,308) 38,464,051  384,640 3,942,698  39,427   33,074,211         --           --
Exercise of
 Brown option
 (see Notes 2
 and 3).........       --          --            --      394,887    3,949       --      --        67,481         --        71,430
Net proceeds
 from initial
 public offering
 (see Note 3)...       --          --            --   10,188,246  101,883       --      --   136,420,887         --   136,522,770
Issuance of
 restricted
 stock to
 directors......       --          --            --       15,000      150       --      --       217,350         --       217,500
Net income for
 the period from
 July 13, 1998
 through
 December 31,
 1998...........       --          --            --          --       --        --      --           --   29,810,681   29,810,681
                  --------  ----------   -----------  ---------- -------- --------- ------- ------------ ----------- ------------
Balance,
 December 31,
 1998...........       --   $      --    $       --   49,062,184 $490,622 3,942,698 $39,427 $169,779,929 $29,810,681 $200,120,659
                  ========  ==========   ===========  ========== ======== ========= ======= ============ =========== ============

  The accompanying notes are an integral part of these consolidated financial statements.

                           KNIGHT/TRIMARK GROUP, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                          For the Years Ended December 31,
                                       ----------------------------------------
                                           1996          1997          1998
                                       ------------  ------------  ------------
Cash flows from operating activities
Net income...........................  $ 36,760,602  $ 50,077,233  $ 66,601,027
Adjustments to reconcile net income
  to net cash provided by operating
  activities
Depreciation and amortization........     2,975,152     4,225,286     5,878,327
Issuance of restricted stock to
  Directors..........................           --            --        217,500
(Increase) in operating assets
 Securities owned....................   (13,017,591)  (14,945,407)  (38,750,106)
 Receivable from clearing brokers....   (11,719,123)   (6,995,944)  (77,351,554)
 Other assets........................      (115,061)     (225,200)   (4,846,354)
Increase (decrease) in operating
  liabilities
 Securities sold, not yet purchased..     8,020,480     2,039,456    87,848,360
 Accrued compensation expense........     2,727,038     1,926,644    10,416,442
 Accrued execution and clearance
   fees..............................       779,119       791,673     2,931,950
 Accrued payments for order flow.....     1,286,965       865,790     4,908,277
 Accounts payable, accrued expenses
   and other liabilities.............       582,102      (517,700)    3,883,770
 Income taxes payable................           --            --      2,285,620
 Interest payable on Preferred
   Units.............................       163,438      (171,897)     (424,981)
                                       ------------  ------------  ------------
 Net cash provided by operating
   activities........................    28,443,121    37,069,934    63,598,278
                                       ------------  ------------  ------------
Cash flows from investing activities
Purchase of business and net assets
 of Tradetech Securities, L.P........           --       (750,000)          --
Payment of contingent consideration..    (1,351,447)   (1,685,385)   (4,076,896)
Sale of fixed assets.................           --      1,413,115           --
Purchases of fixed assets and
  leasehold improvements.............    (3,939,871)   (4,429,389)   (8,876,759)
                                       ------------  ------------  ------------
 Net cash used in investing
   activities........................    (5,291,318)   (5,451,659)  (12,953,655)
                                       ------------  ------------  ------------
Cash flows from financing activities
Proceeds from short-term loan........           --            --     30,000,000
Repayment of short-term loan.........           --            --    (20,000,000)
Proceeds from issuance of
  subordinated note..................       500,000           --            --
Repayment of subordinated note.......           --            --       (500,000)
Net proceeds from initial public
  offering...........................           --            --    136,522,770
Net proceeds from exercise of Brown
  option.............................           --            --         71,430
Proceeds from issuance of Mandatorily
  Redeemable Preferred A Units.......     8,870,410           --            --
Proceeds from issuance of Common
  Units..............................     2,940,200           --            --
Decrease in liability for capital
  lease..............................      (267,664)     (283,228)          --
Redemptions of Mandatorily Redeemable
  Preferred A Units..................    (3,865,730)  (10,147,050)  (12,483,610)
Redemptions of Mandatorily Redeemable
  Preferred B Units..................           --            --    (15,000,000)
Resignation of Member................           --       (422,463)          --
Distributions on Common Units........   (17,643,870)  (22,321,502)  (65,670,855)
                                       ------------  ------------  ------------
 Net cash (used in) provided by
   financing activities..............    (9,466,654)  (33,174,243)   52,939,735
                                       ------------  ------------  ------------
Increase (decrease) in cash and cash
  equivalents........................    13,685,149    (1,555,968)  103,584,358
Cash and cash equivalents at
  beginning of year..................     1,668,017    15,353,166    13,797,198
                                       ------------  ------------  ------------
Cash and cash equivalents at end of
  year...............................  $ 15,353,166  $ 13,797,198  $117,381,556
                                       ============  ============  ============
Supplemental disclosure of cash flow
  information:
 Cash paid for interest..............  $  2,016,244  $  2,144,877  $  2,069,809
                                       ============  ============  ============
 Cash paid for income taxes..........  $        --   $        --   $ 19,662,278
                                       ============  ============  ============

Supplemental information pertaining to noncash investing and financing activities:
  Effective January 1, 1996, a subordinated note holder exchanged its $5,000,000 subordinated note for 71,429 Common Units and 428,571 Preferred A Units issued by the Company with an aggregate value of $5,000,000.
  During April 1998, the Company terminated a capital lease with a remaining obligation of $713,207. The net book value of the equipment under such capital lease was $619,747.

  The accompanying notes are an integral part of these consolidated financial statements.

                           KNIGHT/TRIMARK GROUP, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Description of the Business

    Knight/Trimark Group, Inc. ("Knight/Trimark") was organized in April 1998 as the successor to the business of Roundtable Partners, L.L.C. ("Roundtable") (see Note 2) (hereafter, references to the "Company" refer to Knight/Trimark or Roundtable, as appropriate) and to own and operate the securities market-making businesses of its wholly-owned subsidiaries, Knight Securities, Inc. ("Knight") and Trimark Securities, Inc.("Trimark").

    The Company operates in one segment and line of business--equity securities market-making. Knight operates as a market maker in over-the-counter equity securities ("OTC securities"), primarily those traded in the NASDAQ stock market and on the OTC Bulletin Board. Trimark operates as a market maker in the over-the-counter market for equity securities that are listed on the New York and American Stock Exchanges ("listed securities"). Knight and Trimark are registered as broker-dealers with the Securities and Exchange Commission ("SEC" or the "Commission") and are members of the National Association of Securities Dealers, Inc. ("NASD").

2. Roundtable Partners, L.L.C.

    Roundtable was organized in March 1995 to own and operate the securities market-making businesses of Knight Securities, L.P. and Trimark Securities, L.P., predecessors to Knight and Trimark, respectively. Roundtable was owned 40% by key employees (the "Management Investors") and 60% by a consortium of independent securities firms and investors (the "Non-Management Investors"). Certain Management Investors also received Mandatorily Redeemable Preferred B Units (the "Preferred B Units") of Roundtable in consideration for the contribution of their business to Roundtable, while the Non-Management Investors received Mandatorily Redeemable Preferred A Units (the "Preferred A Units") in return for cash consideration in a ratio of six Preferred A Units to one Common Unit. In connection with a reorganization and initial public offering of the Company's Common Stock (the "initial public offering") on July 13, 1998, the owners of Roundtable elected to exchange their membership interests in Roundtable for shares of Common Stock of the Company (see Note 3). Additionally, the Preferred A and B Units were redeemed and retired in their entirety. The following is a summary of the capital structure of Roundtable.

    Roundtable's equity consisted of Common Units, which had one-for-one voting rights (except for the units owned by one owner, which were nonvoting.) Roundtable's net income (after distributions to holders of Preferred A and B Units) was allocated to holders of Common Units based upon a formula which considered the volume of order flow such holders had provided to Roundtable during each period and each holder's proportionate share of total Common Units. Net losses were shared ratably in proportion to each member's ownership percentage. The Common Units were generally not transferable, although a member was permitted to resign from Roundtable at any time by providing written notice to Roundtable.

    The Preferred A Units were non-voting and had preference to all other units in the event of liquidation. The Preferred A Units paid quarterly distributions at a rate approximating the Federal Funds rate and were subject to mandatory redemption annually, on April 15th, at book value, in an aggregate amount equal to at least 25% of Roundtable's consolidated net income on an annual basis. Any units not redeemed by the fifth anniversary of the issuance date were convertible into Common Units on a one-for-one basis, at the holder's option.

    The Preferred B Units were non-voting and had preference only to the Common Units in liquidation. The Preferred B Units paid quarterly distributions at a rate approximating the Federal Funds rate and, after the redemption of all Preferred A Units, were subject to mandatory redemption annually, on April 15th, at book value, in an aggregate amount equal to at least 25% of Roundtable's consolidated net income on an annual basis, if certain levels of earnings were achieved in the prior year. The Preferred B Units were not convertible into Common Units.

                           KNIGHT/TRIMARK GROUP, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


    The following table presents activity for Preferred A Units and Preferred B Units for the years ended December 31, 1996, 1997 and 1998. All redemptions were made at book value.

                               Preferred A Units         Preferred B Units
                            ------------------------  ------------------------
                              Units        Amount       Units        Amount
                            ----------  ------------  ----------  ------------
Balance, January 1, 1996..   1,341,530  $ 13,415,300   1,500,000  $ 15,000,000
Issuance of Preferred A
  Units...................   1,315,612    13,156,120         --            --
Redemption of Preferred A
  Units...................    (386,573)   (3,865,730)        --            --
                            ----------  ------------  ----------  ------------
Balance, December 31,
  1996....................   2,270,569    22,705,690   1,500,000    15,000,000
Resignation of Member.....      (7,503)      (75,030)        --            --
Redemption of Preferred A
  Units...................  (1,014,705)  (10,147,050)        --            --
                            ----------  ------------  ----------  ------------
Balance, December 31,
  1997....................   1,248,361    12,483,610   1,500,000    15,000,000
Redemption of Preferred A
  Units...................  (1,248,361)  (12,483,610)        --            --
Redemption of Preferred B
  Units...................         --            --   (1,500,000)  (15,000,000)
                            ----------  ------------  ----------  ------------
Balance, December 31,
  1998....................         --   $        --          --   $        --
                            ==========  ============  ==========  ============

Additionally, Brown & Company Securities Corporation ("Brown"), a major customer, held a $500,000 subordinated note which paid interest quarterly at a market rate approximating the Federal Funds rate. The subordinated note was to mature on April 23, 1999. The subordinated note was senior in liquidation to the Common Units and Mandatorily Redeemable Preferred A and B Units, but was subordinate to the claims of all other creditors. Concurrent with the execution of the subordinated note, the Company granted Brown certain benefits accorded to holders of Common Units, including the right to receive additional payments based on the amount of order flow provided by Brown. Additionally, Roundtable granted Brown the option to purchase 7,143 Common Units at the then prevailing market price of $10.00 per Common Unit during the term that the subordinated note remained outstanding (the "Brown Option").

3. Reorganization of the Company and Initial Public Offering

    Concurrent with the closing of the initial public offering of the Company's Common Stock, based on the initial public offering price of $14.50 per share, all of the member interests of Roundtable were exchanged for 36,662,415 shares of Class A Common Stock of the Company and 3,942,698 shares of nonvoting Class B Common Stock of the Company. Certain members, who so elected, also received, in aggregate, 1,801,636 additional shares of Class A Common Stock valued at the initial public offering price with respect to their share of the undistributed income of Roundtable through March 31, 1998 (the "Undistributed Profits"). Management of the Company elected to receive shares of Class A Common Stock, valued at the initial public offering price, for all of their Undistributed Profits. The Company received no additional consideration in connection with such conversion of member interests into shares of Class A and Class B Common Stock. Additionally, Brown agreed to exercise its option to purchase 7,143 Common Units of Roundtable by purchasing the equivalent shares of Class A Common Stock of the Company (394,887 shares) at the closing of the initial public offering. In connection with the exchange, Knight became the successor entity to Knight Securities, L.P., and Trimark became the successor entity to Trimark Securities, L.P. (the foregoing transactions, collectively, shall be referred to herein as the "Reorganization").

    The initial public offering of 11,500,000 shares of Class A Stock (including an underwriters' over-allotment option of 1,500,000 shares) included 10,188,246 newly-issued shares and 1,311,754 shares from a selling shareholder. Proceeds received by the Company from the initial public offering, net of the applicable underwriting discounts and offering expenses, were approximately $136.5 million.

                           KNIGHT/TRIMARK GROUP, INC.

    The Company also has authorized 20,000,000 shares of Preferred Stock, par value $.01 per share. As of December 31, 1998, no preferred shares have been issued.

4. Goodwill

    The Company's acquisition of the business of Trimark Securities L.P. during 1995 was recorded under the purchase method and the carrying values of the assets and liabilities acquired were adjusted to their fair market values as of the acquisition date. The excess of the purchase price over the fair value of the net assets acquired of $13,960,195 was recorded as goodwill and is being amortized over a period of 10 years. In connection with the acquisition, the Company entered into an agreement which entitles the former owners to receive additional consideration during the five years immediately subsequent to the acquisition, equal to 10% of Trimark's pre-tax earnings, before amortization of goodwill and depreciation on fixed assets initially purchased. The additional consideration represents contingent consideration to be paid in connection with the Trimark acquisition. All amounts paid under this arrangement are being capitalized as additional purchase price (goodwill) and amortized over the remainder of the original ten-year amortization period.

    Pursuant to an agreement effective November 17, 1997, Trimark purchased the business and the related fixed assets of Tradetech Securities, L.P. ("Tradetech"), an Illinois Limited Partnership, in exchange for $750,000 in cash and contingent consideration. Tradetech was a direct competitor of Trimark operating as a market maker in listed stocks and, after the acquisition, its business and operations were integrated into Trimark's. The acquisition was accounted for under the purchase method and the carrying values of the assets acquired were adjusted to their fair market values as of the acquisition date. The excess of the purchase price over the fair value of the assets acquired of $400,000 was recorded as goodwill and is being amortized over a period of five years.

    In connection with the acquisition, Trimark entered into an agreement with Tradetech which entitles Tradetech to additional consideration equal to 10% of Trimark's pretax earnings during the period from the acquisition date through December 31, 2000 (the "Earnout Period"). If, after the Earnout Period, the owners of Tradetech have not received payments which total $3.0 million, the payments shall continue until the earlier of (1) December 31, 2002, or (2) an aggregate of $3.0 million has been paid. All amounts paid under this arrangement will be capitalized as additional purchase price (goodwill) and amortized over the remainder of the original five-year amortization period.

    The total contingent consideration paid and recorded as goodwill by the Company was as follows:

                                          Trimark      Tradetech
                                        Additional    Additional
                                       Consideration Consideration   Total
                                       ------------- ------------- ----------
     For the year ended December 31,
       1996...........................  $1,351,447    $      --    $1,351,447
     For the year ended December 31,
       1997...........................   1,466,812       218,573    1,685,385
     For the year ended December 31,
       1998...........................   2,155,007     1,921,889    4,076,896

5. Significant Accounting Policies

 Basis of consolidation and form of presentation

    The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated.

 Cash equivalents

    Cash equivalents represent money market accounts, which are payable on demand. The carrying amount of such cash equivalents approximates their fair value due to the short-term nature of these instruments.

                           KNIGHT/TRIMARK GROUP, INC.

Trading activities

    Securities owned and securities sold, not yet purchased, which primarily consist of listed and OTC stocks, are carried at market value and are recorded on a trade date basis. Net trading revenue (trading gains, net of trading losses) and commissions, and related expenses, including compensation and benefits, execution and clearance fees and payments for order flow, are also recorded on a trade date basis. Payments for order flow represent payments to other broker-dealers for directing their order executions to the Company.

Mandatorily redeemable preferred units

    The Preferred A and Preferred B Units were mandatorily redeemable and have been classified as liabilities in the Consolidated Statements of Financial Condition, and the related distributions on such units have been classified as interest expense in the Consolidated Statements of Income.

Depreciation, amortization and occupancy

    Fixed assets are being depreciated on a straight-line basis over their estimated useful lives of three to seven years. Leasehold improvements are being amortized on a straight-line basis over the life of the related office lease. The Company records rent expense on a straight-line basis over the life of the lease.

Income taxes

    Income tax expense in the Consolidated Statements of Income represents income taxes incurred from July 13, 1998, the date of the Reorganization, through December 31, 1998. Before the Reorganization, Roundtable was a limited liability company and was not subject to federal or state income taxes. Subsequent to the Reorganization, the Company is subject to federal income taxes and state income taxes in New York, New Jersey and other states.

    The Company records deferred tax assets and liabilities, where material, for the expected future tax consequences of temporary differences between the accruing amounts and tax bases of assets and liabilities using enacted tax rates.

Estimated fair value of financial instruments

    The Company's securities owned and securities sold, not yet purchased are carried at market value. Management estimates that the fair values of other financial instruments recognized on the Consolidated Statements of Financial Condition (including receivables, payables, accrued expenses, subordinated debt and mandatorily redeemable preferred units) approximate their carrying values, as such financial instruments are short-term in nature, bear interest at current market rates or are subject to frequent repricing.

Other

    Equity investments in limited liability companies, which are included in "Other Assets" on the Consolidated Statements of Financial Condition, are accounted for under the equity method of accounting.

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    Certain prior year amounts have been reclassified to conform to the current year presentation.

                           KNIGHT/TRIMARK GROUP, INC.

6. Fixed Assets and Leasehold Improvements

    Fixed assets and leasehold improvements comprise the following:

                                                              December 31,
                                           Depreciation  -----------------------
                                              Period        1997        1998
                                           ------------- ----------- -----------
   Computer hardware and software.........       3 years $ 5,307,119 $ 9,580,193
   Trading systems........................       5 years   2,648,326   1,425,347
   Leasehold improvements................. Life of Lease   1,666,288   3,620,916
   Furniture and fixtures.................       7 years     735,341     911,107
   Telephone system.......................       5 years     537,585   2,193,653
   Equipment..............................       5 years     343,513     760,922
                                                         ----------- -----------
                                                          11,238,172  18,492,138
   Less--Accumulated depreciation and amortization......   3,884,743   6,477,147
                                                         ----------- -----------
                                                         $ 7,353,429 $12,014,991
                                                         =========== ===========

    Through April 1998, Knight leased its trading system under a capital lease. Knight cancelled its remaining obligation under the capital lease, which amounted to $713,207. The net book value of the equipment recorded under such capital lease was $619,747, resulting in a gain of $93,460. Depreciation of the capitalized asset was included in depreciation and amortization expense on the Consolidated Statements of Income.

7. Short-Term Financing

    On June 19, 1998, the Company entered into an unsecured $30.0 million loan agreement with an affiliate of one of its clearing brokers. Such loan paid interest monthly based on the London Interbank Offered Rate and was to mature on June 19, 1999. The loan agreement allowed for scheduled principal pre-payments without penalty. During 1998, the Company made principal pre-payments under the loan of $20.0 million. On January 19, 1999, the Company repaid the final $10.0 million. Interest expense incurred on such loan for the year ended December 31, 1998 amounted to $946,752.

8. Related Party Transactions

    A substantial portion of the Company's securities transactions are conducted with securities firms that own Common Stock of the Company (the "Broker-Dealer Owners"). As measured in share volume, the Broker-Dealer Owners (including Brown) accounted for 35%, 40% and 41% of the Company's order flow during the years ended December 31, 1996, 1997 and 1998, respectively. Moreover, five of these affiliates accounted for 33% of the Company's total order flow for the year ended December 31, 1998, one of which accounted for 11% of the Company's total order flow for the year ended December 31, 1998. During the period the subordinated note was outstanding (see Note 2), the Company also made enhanced order flow payments to Brown amounting to $1,088,924, $1,865,222 and $1,189,331 for the years ended December 31, 1996, 1997 and 1998, respectively.

    Included within accrued payments for order flow on the Consolidated Statements of Financial Condition are the following amounts payable to the Broker-Dealer Owners:

      December 31, 1997.............................................. $1,990,045
      December 31, 1998..............................................  5,899,037

    As of December 31, 1997, Knight and Trimark cleared their securities transactions through clearing brokers which owned equity interests in the Company. Effective March 9, 1998, Knight began clearing its

                           KNIGHT/TRIMARK GROUP, INC.

securities transactions through an unaffiliated clearing broker. Included within accrued execution and clearance fees on the Consolidated Statements of Financial Condition are the following amounts payable to the Broker-Dealer
Owners:

      December 31, 1997.......................................   $2,666,469
      December 31, 1998.......................................   2,687,297

    Through August, 1998, the Company leased certain computer and telephone equipment and furniture from a leasing company which is wholly owned by two key employees of Trimark. Rental expense under such leases was as follows:

      For the year ended December 31, 1996............................ $529,852
      For the year ended December 31, 1997............................  539,082
      For the year ended December 31, 1998............................  292,623

9. Commitments and Contingent Liabilities

    The Company leases office space under noncancellable operating leases. The office leases contain certain escalation clauses whereby the rental commitments may be increased if certain conditions are satisfied and specify yearly adjustments to the lease amounts based on annual adjustments to the Consumer Price Index. Rental expense under the office leases was as follows:

      For the year ended December 31, 1996.......................... $  810,893
      For the year ended December 31, 1997..........................  1,258,827
      For the year ending December 31, 1998.........................  1,699,963

    Additionally, the Company leases computer and other equipment under noncancellable operating leases. As of December 31, 1998, future minimum rental commitments under all noncancellable operating leases were as follows:

                                               Office      Other
                                               Leases      Leases      Total
                                             ----------- ---------- -----------
     Year ending December 31, 1999.......... $ 2,162,022 $3,650,428 $ 5,812,450
     Year ending December 31, 2000..........   1,995,659  2,157,474   4,153,133
     Year ending December 31, 2001..........   2,012,758    499,546   2,512,304
     Year ending December 31, 2002..........   2,067,200        --    2,067,200
     Year ending December 31, 2003..........   2,069,016        --    2,069,016
     Thereafter through December 15, 2008...   5,674,548        --    5,674,548
                                             ----------- ---------- -----------
                                             $15,981,203 $6,307,448 $22,288,651
                                             =========== ========== ===========

    As of December 31, 1998, the Company had deposited an irrevocable letter of credit, which was collateralized by U.S. Treasury securities with a market value of $1,285,525, as security for one of its operating leases.

10. Earnings per Share

    Basic and diluted earnings per common share have been calculated by dividing net income by the sum of the weighted average shares of Class A Common Stock and Class B Common Stock outstanding during each respective period. All shares of Class B Common Stock, which are non-voting, are held by a single broker-

                           KNIGHT/TRIMARK GROUP, INC.

dealer owner. Except for voting rights, the Class B Common Stock has identical rights and rewards as the Class A Common Stock and must be automatically converted to Class A Common Stock in the event of a sale or a transfer by the current owner. Weighted-average shares outstanding for the years ended December 31, 1996, 1997 and 1998 have been determined as if the Reorganization described in Note 3 occurred as of the earliest date presented. For all periods presented, the Company's outstanding options do not have a dilutive effect on earnings and, as such, do not affect the calculation.

11. Employee Benefit Plan

    The Company sponsors a 401(k) Profit Sharing Plan (the "Plan") in which substantially all of its employees are eligible to participate. Under the terms of the Plan, the Company is required to make annual contributions to the Plan equal to 50% of the contributions made by its employees, up to certain limitations. The total expense recognized with respect to the Plan was as follows:

      For the year ended December 31, 1996.......................... $  478,308
      For the year ended December 31, 1997..........................    681,927
      For the year ended December 31, 1998..........................  1,120,907

12. Income Taxes

    The Company and its subsidiaries file a consolidated federal income tax return. The Company has not recognized deferred taxes since such amounts are not material. Before the Reorganization, Roundtable was a limited liability company and was not subject to federal or state income taxes. Subsequent to the Reorganization, the Company was subject to federal income taxes and state income taxes in New York, New Jersey and other states. Actual income tax expense on the Consolidated Statements of Income represents income taxes incurred from July 13, 1998, the date of the Reorganization, through December 31, 1998. The following is a reconciliation of the actual provision for income taxes for the period from July 13, 1998 through December 31, 1998 and the amount computed by applying the Federal statutory rate to income before income taxes for the period from July 13, 1998 to December 31, 1998:

   Federal statutory income tax rate...................................  35.0%
   State and local income taxes, net of federal income tax benefit.....   5.9
   Other, net, primarily the amortization of goodwill and a portion of
     business development expenses.....................................   1.3
                                                                        -----
                                                                         42.2%
                                                                        =====

13. Long-Term Incentive Plans

    In connection with the Reorganization and Offering, the Company established the Knight/Trimark Group, Inc. 1998 Long Term Incentive Plan and the Knight/Trimark Group, Inc. 1998 Nonemployee Director Stock Option Plan (together, the "Plans") to provide long-term incentive compensation to selected employees and directors of Knight/Trimark and its subsidiaries. The Plans are administered by the compensation committee of the Company's Board of Directors, and allow for the grant of options, restricted stock and restricted stock units, as defined by the Plans. The maximum number of shares of Class A Common Stock reserved for the grant of awards under the Plans is 7,409,500, subject to adjustment. In addition, the Plans limit the number of shares which may be granted to a single individual, and the Plans also limit the number of shares of restricted stock which may be awarded.

                           KNIGHT/TRIMARK GROUP, INC.

    It is the Company's policy to grant options for the purchase of shares of Class A Common Stock at an exercise price not less than the market value on the date prior to the grant date. During 1998, the Company issued to employees and directors options to purchase shares of the Company's Class A Stock at exercise prices of $14.50 and $13.07 per share. Such options vest over a four-year period and expire on the tenth anniversary of the grant date. The Company has the right to fully vest employees in their option grants upon retirement. The following is a reconciliation of option activity for the Plans through December 31, 1998 and a summary of options outstanding at December 31, 1998:

                                                     Number of  Weighted-Average
                                                      Options    Exercise Price
                                                     ---------  ----------------
     Outstanding, January 1, 1998...................       --        $  --
     Granted at market value........................ 5,099,000        14.50
     Granted above market value.....................    75,000        13.07
     Surrendered....................................   (54,000)       14.50
                                                     ---------       ------
     Outstanding at December 31, 1998............... 5,120,000       $14.48
                                                     =========       ======

Range of                       Weighted-Average                      Number        Weighted-
Exercise        Outstanding at    Remaining     Weighted Average Exercisable at Average Exercise
Prices             12/31/98    Contractual Life  Exercise Price     12/31/98         Price
--------        -------------- ---------------- ---------------- -------------- ----------------
$13.07               75,000          9.80            $13.07             --           $  --
$14.50            5,045,000          9.52             14.50          40,000           14.50
                  ---------          ----            ------          ------          ------
$13.07--$14.50    5,120,000          9.52            $14.48          40,000          $14.50
                  =========          ====            ======          ======          ======


    In addition, concurrent with the closing of the initial public offering, the Company granted a total of 15,000 restricted shares of Class A Common Stock to certain directors of the Company under the 1998 Non-employee Director Stock Option Plan and recorded compensation expense of $217,500 for the fair value of the shares on the date of grant, which has been included in Other Expenses in the Consolidated Statements of Income.

    The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its stock option plans. Accordingly, no compensation expense has been recognized for the fair values of the options granted to employees. Had compensation expense for the Company's options been determined based on the fair value at the grant dates in accordance with Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," the Company's net income and earnings per share amounts for the year ended December 31, 1998 would have been as follows:

      Net income, as reported...................................... $66,601,027
                                                                    ===========
      Pro forma net income......................................... $62,899,203
                                                                    ===========
      Basic and diluted earnings per share, as reported............ $      1.40
                                                                    ===========
      Pro forma basic and diluted earnings per share............... $      1.32
                                                                    ===========

    The weighted average fair values of options granted during the year ended December 31, 1998 were $5.47 and $1.91 per share for options granted with exercise prices of $14.50 and $13.07 per share, respectively.

                           KNIGHT/TRIMARK GROUP, INC.

    The fair value of each option granted is estimated as of its respective grant date using the Black-Scholes option-pricing model with the following assumptions:

         Dividend yield.................................... 0.0%
         Expected volatility...............................  44%
         Risk-free interest rate........................... 5.5%
         Expected life (in years)..........................   5

14. Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

    As a market maker of OTC and listed stocks, the majority of the Company's securities transactions are conducted as principal with broker-dealer and institutional counterparties located in the United States. The Company clears all of its securities transactions through affiliated and unaffiliated clearing brokers on a fully disclosed basis (see Note 8). Pursuant to the terms of the agreement between the Company and the clearing brokers, the clearing brokers have the right to charge the Company for losses that result from a counter-party's failure to fulfill its contractual obligations. The Company's policy is to monitor the credit standing of the clearing brokers and all counterparties with which it conducts business. Additionally, as of December 31, 1998, the Company's credit exposures were concentrated with the clearing brokers and amounted to $107.5 million. As of December 31, 1998, the clearing brokers also held, as custodian, securities owned by the Company with a market value of $100.5 million.

    The net payable for securities transactions that have not reached their contractual settlement date amounted to $5,126,772 and $12,004,530 at December 31, 1997 and 1998, respectively. Such amounts are included within receivable from clearing brokers on the Consolidated Statements of Financial Condition.

    Securities sold, not yet purchased represent obligations to purchase such securities at a future date. The Company may incur a loss if the market value of the securities subsequently increases.

15. Net Capital Requirements

    As registered broker-dealers and NASD member firms, Trimark and Knight are subject to the SEC's Uniform Net Capital Rule (the "Rule") which requires the maintenance of minimum net capital. Trimark and Knight have elected to use the basic method, permitted by the Rule, which requires that they each maintain net capital equal to the greater of $1.0 million or 6 2/3% of aggregate indebtedness, as defined.

    At December 31, 1998, Knight had net capital of $80,985,914, which was $79,047,864 in excess of its required net capital of $1,938,050 and Trimark had net capital of $28,482,004 which was $27,482,004 in excess of its required net capital of $1.0 million.

                           KNIGHT/TRIMARK GROUP, INC.

16. Condensed Financial Statements of Knight/Trimark Group, Inc. (parent only)

    Presented below are the Condensed Statements of Financial Condition, Income and Cash Flows for the Company on an unconsolidated basis.

                       Statements of Financial Condition

                    Knight/Trimark Group, Inc. (parent only)

                                                             December 31,
                                                       ------------------------
                                                          1997         1998
                                                       ----------- ------------
Assets
Cash and cash equivalents............................  $ 1,219,374 $ 28,088,538
Securities owned, at market value....................    1,541,038    1,285,525
Investments in subsidiaries, equity method...........   88,630,081  183,367,366
Other assets.........................................      222,908      512,372
                                                       ----------- ------------
  Total assets.......................................  $91,613,401 $213,253,801
                                                       =========== ============
Liabilities and Stockholders' (Members') Equity
Liabilities
Short-term loan......................................  $       --  $ 10,000,000
Distributions on Common Units payable to members.....    8,405,326          --
Interest payable on Preferred Units..................      424,981          --
Accounts payable and accrued expenses................      826,023      847,522
Income taxes payable.................................          --     2,285,620
Subordinated note....................................      500,000          --
Mandatorily Redeemable Preferred A Units.............   12,483,610          --
Mandatorily Redeemable Preferred B Units.............   15,000,000          --
                                                       ----------- ------------
  Total liabilities..................................   37,639,940   13,133,142
  Total stockholders' equity.........................          --   200,120,659
  Total members' equity..............................   53,973,461          --
                                                       ----------- ------------
  Total liabilities and stockholders' (members')
    equity...........................................  $91,613,401 $213,253,801
                                                       =========== ============

                           KNIGHT/TRIMARK GROUP, INC.

                              Statements of Income

                    Knight/Trimark Group, Inc. (parent only)

                                                     For the Years Ended
                                                        December 31,
                                             -----------------------------------
                                                1996        1997        1998
                                             ----------- ----------- -----------
Revenues
Equity in earnings of subsidiaries.........  $40,094,824 $54,202,490 $73,518,890
Other......................................      216,554     148,533     266,970
                                             ----------- ----------- -----------
  Total revenues...........................   40,311,378  54,351,023  73,785,860
                                             ----------- ----------- -----------
Expenses
Compensation expense.......................          --          --    1,200,000
Payments for order flow....................    1,088,924   1,865,222   1,189,331
Interest on Preferred Units................    2,092,593   1,940,972     714,905
Other......................................      369,259     467,596   1,735,172
                                             ----------- ----------- -----------
  Total expenses...........................    3,550,776   4,273,790   4,839,408
                                             ----------- ----------- -----------
Income before income taxes.................   36,760,602  50,077,233  68,946,452
Income tax expense.........................          --          --    2,345,425
                                             ----------- ----------- -----------
  Net income...............................  $36,760,602 $50,077,233 $66,601,027
                                             =========== =========== ===========

                           KNIGHT/TRIMARK GROUP, INC.

                            Statements of Cash Flows

                    Knight/Trimark Group, Inc. (parent only)

                                          For the Years Ended December 31,
                                       ----------------------------------------
                                           1996          1997          1998
                                       ------------  ------------  ------------
Cash flows from operating activities
Net income...........................  $ 36,760,602  $ 50,077,233  $ 66,601,027
Adjustments to reconcile net income
  to net cash provided by operating
  activities
Equity in earnings of subsidiaries...   (40,094,824)  (54,202,490)  (73,518,890)
Issuance of restricted stock to
  directors..........................           --            --        217,500
(Increase) decrease in operating
  assets
 Securities owned....................       (46,578)      494,419       255,513
 Other assets........................       298,736        90,557    (2,629,524)
Increase (decrease) in operating
  liabilities
 Accounts payable, accrued expenses
   and other liabilities.............     (133,880)       365,879     2,307,120
 Interest payable on Preferred
   Units.............................       163,438      (171,898)     (424,981)
                                       ------------  ------------  ------------
  Net cash used in operating
    activities.......................    (3,052,506)   (3,346,300)   (7,192,235)
                                       ------------  ------------  ------------
Cash flows from investing activities
Capital contributions to
  subsidiaries.......................           --            --    (71,448,000)
                                       ------------  ------------  ------------
  Net cash used in investing
    activities.......................           --            --    (71,448,000)
                                       ------------  ------------  ------------
Cash flows from financing activities
Proceeds from short-term loan........           --            --     30,000,000
Repayment of short-term loan.........           --            --    (20,000,000)
Proceeds from issuance of
  subordinated notes.................       500,000           --            --
Repayment of subordinated note.......           --            --       (500,000)
Net proceeds from initial public
  offering...........................           --            --    136,522,770
Net proceeds from exercise of Brown
  option.............................           --            --         71,430
Proceeds from issuance of Common
  Units..............................     2,940,200           --            --
Proceeds from issuance of Mandatorily
  Redeemable Preferred A Units.......     8,870,410           --            --
Dividends received from
  subsidiaries.......................    14,191,301    34,604,999    52,569,664
Redemptions of Mandatorily Redeemable
  Preferred A Units..................   (3,865,730)  (10,147,050)   (12,483,610)
Redemptions of Mandatorily Redeemable
  Preferred B Units..................           --            --    (15,000,000)
Resignation of Member................           --       (422,463)          --
Distributions on Common Units........   (17,643,870)  (22,321,502)  (65,670,855)
                                       ------------  ------------  ------------
  Net cash provided by financing
    activities.......................     4,992,311     1,713,984   105,509,399
                                       ------------  ------------  ------------
Increase (decrease) in cash and cash
  equivalents........................     1,939,805    (1,632,316)   26,869,164
Cash and cash equivalents at
  beginning of year..................       911,885     2,851,690     1,219,374
                                       ------------  ------------  ------------
Cash and cash equivalents at end of
  year...............................  $  2,851,690  $  1,219,374  $ 28,088,538
                                       ============  ============  ============
Supplemental disclosure of cash flow
  information
  Cash paid for interest.............  $  2,016,244  $  2,144,877  $  2,069,809
                                       ============  ============  ============
  Cash paid for income taxes.........  $        --   $        --   $ 16,926,278
                                       ============  ============  ============


    Supplemental information pertaining to noncash investing and financing activities.

    Effective January 1, 1996, a subordinated note holder exchanged its $5.0 million subordinated note for 71,429 Common Units and 428,571 Preferred A Units issued by the Company with an aggregate value of $5.0 million.

                      [LOGO] KNIGHT TRIMARK GROUP, INC.

                                      PART II

                       INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

    The expenses of the offering are estimated to be as follows:

      Securities and Exchange Commission Registration Fee............. $130,572
      NASD filing fee.................................................   30,500
      Nasdaq listing fee..............................................   17,500
      Legal fees and expenses.........................................  300,000
      Accounting fees and expenses....................................  150,000
      Blue Sky fees and expenses (including legal fees)...............   10,000
      Printing expenses...............................................  200,000
      Transfer Agent fees.............................................   25,000
      Miscellaneous...................................................   86,428
                                                                       --------
        TOTAL......................................................... $950,000
                                                                       ========

Item 14. Indemnification of Directors and Officers

    The Company, a Delaware corporation, is empowered by Section 145 of the Delaware General Corporation Law (the DGCL), subject to the procedures and limitations stated therein, to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that such person is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation or other enterprise, against reasonable expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually incurred by him in connection with such action, suit or proceeding, if such director, officer, employee or agent acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The Company is required by Section 145 to indemnify any person against reasonable expenses (including attorneys' fees) actually incurred by him in connection with an action, suit or proceeding in which he is a party because he is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation or other enterprise, if he has been successful, on the merits or otherwise, in the defense of the action, suit or proceeding. Section 145 also allows a corporation to purchase and maintain insurance on behalf of any such person against any liability asserted against him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of Section 145. In addition, Section 145 provides that indemnification pursuant to its provisions is not exclusive of other rights of indemnification to which a person may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors, or otherwise.

    Article 7 of the Company's Certificate of Incorporation (the Charter) provides that the Company shall indemnify and hold harmless any person who was, is or is threatened to be made a party to a proceeding by reason of the fact that he or she (i) is or was a director or officer of the Company or (ii) while a director or officer of the Company, is or was serving at the request of the Company as a director, officer, partner, venturer, proprietor, trustee, employee, agent, or similar functionary of another foreign or domestic corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise, to the fullest extent permitted under the DGCL. The right to indemnification under Article 7 of the Charter is a contract right which includes, with respect to directors and officers, the right to be paid by the Company the expenses incurred in defending any such proceeding in advance of its disposition.

Item 15. Recent Sales of Unregistered Securities

    On March 27, 1995, Roundtable Partners, L.L.C. (the LLC) sold an aggregate of 304,407 common units of the LLC (Common Units) to 22 investors, at a price of $10.00 per unit, for an aggregate purchase price of $3,044,070. The LLC also sold an aggregate of 1,095,864 Series A preferred units of the LLC (Series A Preferred Units) to 18 investors, at a price of $10.00 per unit, for an aggregate purchase price of $10,958,640. In addition, on such date, the LLC sold an aggregate of 1,500,000 Series B preferred units of the LLC to Trimark Securities, Inc., at a price of $10.00 per unit, for an aggregate purchase price of $15.0 million.

    On June 28, 1995, the LLC sold an aggregate of 23,331 Common Units to five investors, at a price of $10.00 per unit, for an aggregate purchase price of $233,310. The LLC also sold an aggregate of 83,992 Series A Preferred Units to a single investor, at a price of $10.00 per unit, for an aggregate purchase price of $839,920.

    On July 26, 1995, the LLC sold an aggregate of 33,574 Common Units to eight investors, at a price of $10.00 per unit, for an aggregate purchase price of $335,740. The LLC also sold an aggregate of 120,866 Series A Preferred Units to four investors, at a price of $10.00 per unit, for an aggregate purchase price of $1,208,660.

    On October 25, 1995, the LLC sold an aggregate of 7,167 Common Units to six investors, at a price of $10.00 per unit, for an aggregate purchase price of $71,670. The LLC also sold an aggregate of 25,800 Series A Preferred Units to two investors, at a price of $10.00 per unit, for an aggregate purchase price of $258,000.

    On November 29, 1995, the LLC sold an aggregate of 1,190 Common Units, at a price of $10.00 per unit, for an aggregate purchase price of $11,900. The LLC also sold an aggregate of 4,284 Series A Preferred Units, at a price of $10.00 per unit, for an aggregate purchase price of $42,840.

    On December 27 1995, the LLC sold an aggregate of 2,979 Common Units to six investors, at a purchase price of $10.00 per unit, for an aggregate purchase price of $29,790. The LLC also sold an aggregate of 10,724 Series A Preferred Units to two investors, at a price of $10.00 per unit, for an aggregate purchase price of $107,240.

    On January 1, 1996, the LLC sold an aggregate of 120,849 Common Units to five investors, at a price of $10.00 per unit, for an aggregate purchase price of $1,208,490. The LLC also sold an aggregate of 435,056 Series A Preferred Units to a single investor, at a price of $10.00 per unit, for an aggregate purchase price of $4,350,560.

    On January 24, 1996, the LLC sold an aggregate of 1,699 Common Units to five investors, at a price of $10.00 per unit, for an aggregate purchase price of $16,990. The LLC also sold an aggregate of 6,116 Series A Preferred Units to a single investor, at a price of $10.00 per unit, for an aggregate purchase price of $61,160.

    On February 21, 1996, the LLC sold an aggregate of 1,783 Common Units to five investors, at a price of $10.00 per unit, for an aggregate purchase price of $17,830. The LLC also sold an aggregate of 6,418 Series A Preferred Units to a single investor, at a price of $10.00 per unit, for an aggregate purchase price of $64,180.

    On March 27, 1996, the LLC sold an aggregate of 1,190 Common Units to six investors, at a price of $10.00 per unit, for an aggregate purchase price of $11,900. The LLC sold an aggregate of 4,284 Series A Preferred Units to two investors, at a price of $10.00 per unit, for an aggregate purchase price of $42,840.

    On April 24, 1996, the LLC sold an aggregate of 4,189 Common Units to five investors, at a price of $10.00 per unit, for an aggregate purchase price of $41,890. The LLC also sold an aggregate of 15,080 Series A Preferred Units to a single investor, at a price of $10.00 per unit, for an aggregate purchase price of $150,800.

    On May 29, 1996, the LLC sold an aggregate of 60,160 Common Units to seven investors, at a price of $10.00 per unit, for an aggregate purchase price of $601,600. The LLC also sold an aggregate of 216,575 Series A Preferred Units to three investors, at a price of $10.00 per unit, for an aggregate purchase price of $2,165,750.

    On June 26, 1996, the LLC sold an aggregate of 29,809 Common Units to 10 investors, at a price of $10.00 per unit, for an aggregate purchase price of $298,090. The LLC also sold an aggregate of 107,312 Series A Preferred Units to six investors, at a price of $10.00 per unit, for an aggregate purchase price of $1,073,120.

    On July 24, 1996, the LLC sold an aggregate of 12,001 Common Units to seven investors, at a price of $10.00 per unit, for an aggregate purchase price of $120,010. The LLC also sold an aggregate of 43,203 Series A Preferred Units to three investors, at a price of $10.00 per unit, for an aggregate purchase price of $432,030.

    On October 1, 1996, the LLC sold an aggregate of 133,769 Common Units to 12 investors, at a price of $10.00 per unit, for an aggregate purchase price of $1,337,690. The LLC also sold an aggregate of 481,568 Series A Preferred Units to eight investors, at a price of $10.00 per unit, for an aggregate purchase price of $4,815,680.

    In January 1999, the Company sold 20,000 shares of Class A Common Stock to one investor, upon exercise of options awarded under the Company's 1998 Long-Term Incentive Plan at a price of $14.50 per share for an aggregate purchase price of $290,000.

Item 16. Exhibits and Financial Statement Schedules

    (a) Exhibits:

  +1.1  Form of Underwriting Agreement.
  *3.1  Form of Amended and Restated Certificate of Incorporation of the
        Registrant.
  *3.2  Form of Amended and Restated Bylaws of the Registrant.
  *4.1  Specimen Common Stock certificate.
  *4.2  Form of Registration Rights Agreement, dated as of July 13, 1998.
  +5.1  Opinion of Michael T. Dorsey, General Counsel of the Registrant.
 *10.1  Clearing Agreement between Knight Securities, L,P. and Correspondent
        Services Corporation, dated April 23, 1997.
 *10.2  Clearing Agreement between Trimark Securities, L.P. and National
        Investor Service Corporation, dated June 29, 1997.
 *10.3  Lease Agreement between Newport L.P., Inc. and Knight Securities, L.P.
        dated December 6, 1994 (the Knight Lease Agreement) for office space situated in Newport Office Tower, 525 Washington Boulevard, Jersey
        City, New Jersey 07310.
 *10.4  Amendment to the Knight Lease Agreement, dated May 28, 1996.
 *10.5  Second Amendment to the Knight Lease Agreement, dated September 30,
        1997.
 *10.6  Third Amendment to the Knight Lease Agreement, dated March 18, 1998.
 *10.7 Lease Agreement between Nestle USA, Inc. and Trimark Securities L.P., dated March 20, 1996, for the office space situated at 100
        Manhattanville Road, Purchase, New York 10577.
 *10.8  License Agreement between Automated Securities Clearance, Ltd. and
        Knight Securities, L.P., dated April 5, 1995.
 *10.9  Master Program Product License Agreement between TCAM Systems, Inc.
        and Trimark Securities, Inc. dated May 1, 1990.
 *10.10 Form of Employment Agreement between the Registrant and Kenneth
        Pasternak.
 *10.11 Form of Employment Agreement between the Registrant and Walter Raquet.
 *10.12 Form of Employment Agreement between the Registrant and Steven
        Steinman.
 *10.13 Form of Employment Agreement between the Registrant and Robert
        Lazarowitz.
 *10.14 Form of Employment Agreement between the Registrant and Anthony
        Sanfilippo.
 *10.15 Form of Registrant's 1998 Stock Option and Award Plan.
 *10.16 Form of Registrant's 1998 Nonemployee Director Stock Option Plan.
 *10.17 Form of Registrant's Management Incentive Performance Plan.
 *10.18 Loan Agreement between PaineWebber Capital Inc. and Roundtable
        Partners, L.L.C. dated June 19, 1998.
 * 21.1 Subsidiaries of the Registrant.

   23.1 Consent of Price Waterhouse LLP.
  +23.2 Consent of Michael T. Dorsey, General Counsel of the Registrant
        (contained in Exhibit 5.1 hereto).
 **24.1 Powers of Attorney.
   27   Financial Data Schedule.

--------
 * Previously filed as an exhibit to the Registrant's Registration Statement on Form S-1 (No. 333-51653) and incorporated herein by reference thereto.

** Previously filed.
 +  To be filed by amendment.

(b) Consolidated Financial Statement Schedules

    All schedules are omitted because the required information is inapplicable or the information is presented in the Consolidated Financial Statements or related notes.

Item 17.  Undertakings

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser

    The undersigned Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Jersey City, State of New Jersey, on this 3rd day of February, 1999.


                                          Knight/Trimark Group, Inc.

                                                 /s/ Walter F. Raquet
                                          By___________________________________

                                            Name: Walter F. Raquet
                                            Title: Director and Executive Vice
                                            President

    Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

                Name                             Title                    Date
                ----                             -----                    ----
                                     Director, President and        February 3, 1999
     /s/  Kenneth D. Pasternak        Chief Executive Officer
____________________________________
        Kenneth D. Pasternak

                                     Director, Executive Vice       February 3, 1999
       /s/  Robert I. Turner          President and Chief
____________________________________  Financial Officer
          Robert I. Turner            (principal financial and
                                      accounting officer)

                                     Director and Chairman of the   February 3, 1999
       /s/ Steven L. Steinman         Board
____________________________________
         Steven L. Steinman
                                     Director and Executive Vice    February 3, 1999
        /s/ Walter F. Raquet          President
____________________________________
          Walter F. Raquet
                                     Director and Executive Vice    February 3, 1999
      /s/ Robert M. Lazarowitz        President
____________________________________
        Robert M. Lazarowitz
                                     Director and Executive Vice    February 3, 1999
     /s/ Anthony M. Sanfilippo        President
____________________________________
       Anthony M. Sanfilippo

                                     Director                       February 3, 1999
        /s/ Martin Averbuch
____________________________________
          Martin Averbuch
                                     Director                       February 3, 1999
       /s/ Charles V. Doherty
____________________________________
         Charles V. Doherty
                                     Director                       February 3, 1999
          /s/ Gene L. Finn
____________________________________
            Gene L. Finn
                                     Director                       February 3, 1999
        /s/ Gary R. Griffith
____________________________________
          Gary R. Griffith
                                     Director                       February 3, 1999
        /s/ Bruce R. McMaken
____________________________________
          Bruce R. McMaken
        /s/ J. Joe Ricketts          Director                       February 3, 1999
____________________________________
          J. Joe Ricketts
                                     Director                       February 3, 1999
        /s/ Rodger O. Riney
____________________________________
          Rodger O. Riney
                                     Director                       February 3, 1999
         /s/ V. Eric Roach
____________________________________
           V. Eric Roach
                                     Director                       February 3, 1999
       /s/ Charles A. Zabatta
____________________________________
         Charles A. Zabatta

   /s/ Walter F. Raquet                                          February 3,
                                                                 1999
By: _______________________
      Walter F. Raquet
     As Attorney-in-Fact

                                 EXHIBIT INDEX

   +1.1  Form of Underwriting Agreement.
   *3.1  Form of Amended and Restated Certificate of Incorporation of the
          Registrant.
   *3.2  Form of Amended and Restated Bylaws of the Registrant.
   *4.1  Specimen Common Stock certificate.
   *4.2  Form of Registration Rights Agreement, dated as of July 13, 1998.
    5.1  Opinion of Michael T. Dorsey, General Counsel of the Company.
  *10.1  Clearing Agreement between Knight Securities, L,P. and Correspondent
          Services Corporation, dated April 23, 1997.
  *10.2  Clearing Agreement between Trimark Securities, L.P. and National
          Investor Service Corporation, dated June 29, 1997.
  *10.3  Lease Agreement between Newport L.P., Inc. and Knight Securities, L.P.
          dated December 6, 1994 (the Knight Lease Agreement) for office space situated in Newport Office Tower, 525 Washington Boulevard, Jersey
          City, New Jersey 07310.
  *10.4  Amendment to the Knight Lease Agreement, dated May 28, 1996.
  *10.5  Second Amendment to the Knight Lease Agreement, dated September 30,
          1997.
  *10.6  Third Amendment to the Knight Lease Agreement, dated March 18, 1998.
  *10.7  Lease Agreement between Nestle USA, Inc. and Trimark Securities L.P., dated March 20, 1996, for the office space situated at 100
          Manhattanville Road, Purchase, New York 10577.
  *10.8  License Agreement between Automated Securities Clearance, Ltd. and
          Knight Securities, L.P., dated April 5, 1995.
  *10.9  Master Program Product License Agreement between TCAM Systems, Inc.
          and Trimark Securities, Inc. dated May 1, 1990.
  *10.10 Form of Employment Agreement between the Registrant and Kenneth
          Pasternak.
  *10.11 Form of Employment Agreement between the Registrant and Walter Raquet.
  *10.12 Form of Employment Agreement between the Registrant and Steven
          Steinman.
  *10.13 Form of Employment Agreement between the Registrant and Robert
          Lazarowitz.
  *10.14 Form of Employment Agreement between the Registrant and Anthony
          Sanfilippo.
  *10.15 Form of Registrant's 1998 Stock Option and Award Plan.
  *10.16 Form of Registrant's 1998 Nonemployee Director Stock Option Plan.
  *10.17 Form of Registrant's Management Incentive Performance Plan.
  *10.18 Loan Agreement between PaineWebber Capital Inc. and Roundtable
          Partners, L.L.C. dated June 19, 1998.
  *21.1  Subsidiaries of the Registrant.
   23.1  Consent of Price Waterhouse LLP.
   23.2  Consent of Michael T. Dorsey, General Counsel of the Company
          (contained in Exhibit 5.1 hereto).
 **24.1  Powers of Attorney.
   27    Financial Data Schedule.

--------
 * Previously filed as an exhibit to the Registrant's Registration Statement on Form S-1 (No. 333-51653) and incorporated herein by reference thereto.

** Previously filed.
 +  To be filed by amendment.